Resale Prospectus                             THIS PROSPECTUS IS FILED PURSUANT
                                               TO RULE 424(b)(3) AND RELATES TO
                                                         REGISTRATION STATEMENT
                                                                FILE #333-66471

                               [GRAPHIC OMITTED]


                      PACIFIC AEROSPACE & ELECTRONICS, INC.

                        3,236,109 Shares of Common Stock


PACIFIC AEROSPACE & ELECTRONICS, INC.       Pacific Aerospace develops,
430 OLDS STATION ROAD                       manufactures and markets high-
WENATCHEE, WASHINGTON 98801                 performance electronics and metal
(509) 667-9600                              components and assemblies for the
                                            aerospace, defense, electronics
                                            and transportation industries in
                                            the United States and Europe.


SELLING SHAREHOLDERS:                       The Selling Shareholders each hold
SEE PAGE 52 FOR THE NAMES OF THE            shares of Pacific Aerospace's Series
SELLING SHAREHOLDERS.                       B Convertible Preferred Stock and
                                            Warrants to purchase shares of
                                            Pacific Aerospace's Common Stock. In
                                            this Prospectus, the Selling
                                            Shareholders are offering up to
                                            3,236,109 Shares of Common Stock
                                            that they would receive if they
                                            converted their Preferred Stock into
                                            Common shares, and exercised all of
                                            their Warrants.



CLOSING SALE PRICE OF COMMON STOCK:         The conversion price of the
$2.4375 PER SHARE ON DECEMBER 15, 1998      Preferred Stock is $7.20 per share
                                            until February 9, 1999. After that
                                            date, the conversion price of the
                                            Preferred Stock will be equal to the
                                            lower of (a) $7.20 per share, or (b)
                                            the average of the three lowest
                                            closing bid prices per share of the
                                            Common Stock over the 22 trading
                                            days before conversion, except that
                                            a conversion price of less than
                                            $5.67 per share would require
                                            shareholder approval or the
                                            redemption of some of the Preferred
                                            Stock. The exercise price of the
                                            Warrants is $7.20 per Share.



TRADING MARKET AND SYMBOL: NASDAQ           The Selling Shareholders may offer
NATIONAL MARKET SYSTEM -- PCTH.             the Shares to the public after
                                            February 9, 1998, for prices
                                            computed as follows:
                                            - Fixed prices,
                                            - Prevailing market prices,
                                            - Formula prices relating to
                                              prevailing market prices, or
                                            - Negotiated prices.
                                            Pacific Aerospace will not receive
                                            any of the proceeds from sale of the
                                            Shares, but will receive the
                                            proceeds from any exercise of the
                                            Warrants.


                             ----------------------

    Potential investors should consider the Risk Factors starting on page 8 before purchasing the Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Shares, or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


                                DECEMBER 23, 1998

                                TABLE OF CONTENTS



                                                                           Page
                                                                           ----
Prospectus Summary * ....................................................... 3
Risk Factors * ............................................................. 8
Price Range of Common Stock; Dividends .....................................14
Selected Financial Data of the Company .....................................15
Selected Financial Data of Aeromet .........................................16
Management's Discussion and Analysis of Financial Condition and
     Results of Operations ("MD&A") * ......................................17

Business * .................................................................29

Management .................................................................42
Certain Transactions .......................................................49
Principal Shareholders .....................................................50
Selling Shareholders .......................................................52
Plan of Distribution .......................................................54
Description of Capital Stock ...............................................55
Shares Eligible for Future Sale ............................................58
Legal Matters ..............................................................60
Experts ....................................................................60
Index to Financial Statements ..............................................F-1
Index to Unaudited Pro Forma Financial Data ................................P-1


               * Special Note Regarding Forward-Looking Statements

     Many sections in this Prospectus, and the sections marked above by an asterisk in particular, contain forward-looking statements. These forward-looking statements are not guarantees of Pacific Aerospace's future performance. They are subject to risks and uncertainties related to business operations, some of which are beyond Pacific Aerospace's control. Any of these risks or uncertainties may cause actual results or future circumstances to differ materially from the forward-looking statements contained in this Prospectus.

                               PROSPECTUS SUMMARY

The Company
-----------

     Pacific Aerospace & Electronics, Inc. (the "Company") develops, manufactures and markets high-performance electronics and metal components and assemblies for the aerospace, defense, electronics and transportation industries. The Company is an active consolidator of companies, having acquired nine operating companies since 1990.

Aeromet Acquisition

     On July 30, 1998, the Company nearly doubled its size by acquiring Aeromet International plc, a British limited company. Aeromet is one of the leading suppliers in the United Kingdom of magnesium and aluminum precision sand and investment castings, and of titanium and aluminum formed sheet products. Aeromet's casting and forming technologies and products complement the Company's U.S. precision metals product lines. The Company sells Aeromet's products primarily to the aerospace, defense and motorsport industries in Europe.

Business Strengths

     Significant Customer Base. The Company counts among its customers many of the world's leading aerospace, defense, electronics and transportation companies. The Company believes that one of the key advantages of the Aeromet acquisition is the opportunity to access Aeromet's significant base of additional customers. The Company's leading customers are:


U.S. Operations                   U.K. Operations
================================= ================================
Boeing                            British Aerospace
PACCAR                            Rolls Royce
Raytheon/Hughes                   GKN Westland Aerospace
Honeywell                         Lucas Aerospace
Lockheed Martin                   Alenia (Aermachhi)
Northrop Grumman
Space Systems/Loral
Westinghouse
TRW

Litton Industries


     Strong Position in Major Aerospace and Defense Programs. The Company supplies components and parts to Boeing for each of Boeing's 737, 747, 757, 767 and 777 commercial aircraft construction programs, and participates in the Airbus A300/310, A320 and A330/340 commercial aircraft construction programs. In addition, the Company participates in major U.S. and European defense and military aircraft programs.


     Diversity of Product Offerings and Capabilities. The Company manufactures a broad range of precision cast, machined and formed metal products and assembled electronics products. The Company collaborates with many of its customers to develop products that meet specific design or customization requests. In addition, many of the Company's custom-developed electronics components have become widely accepted in its customers' industries. The Company believes that its experience and capabilities in working with the changing needs of its customers will allow it to continue to respond to changing market trends in the industries it serves.


     Strong Technology Position. The Company uses specialized manufacturing techniques, advanced materials science, process engineering and proprietary technologies or processes to manufacture its products. In particular, the Company has a broad base of expertise in the following manufacturing processes:



U.S. Operations                   U.K. Operations
================================= ================================
Metal products:                   Cast magnesium and aluminum
   o lost foam, sand and          products:
     permanent mold casting          o precision die casting
   o precision machining             o sand investment casting
   o explosive bonding               o "Sophia Process" licensed
Electronics products:                  investment casting
   complex design and assembly
   of:                            Formed metal products:
   o hermetically-sealed             o super plastic forming of
     connectors                        titanium
   o ceramic capacitors and          o stretch forming of aluminum
     filters                           alloys
   o flat panel displays

     The Company owns 32 U.S. patents and one European patent, and has a number of applications pending in the U.S. and Canada. The Company maintains an ongoing program of evaluating and protecting its proprietary rights and processes.


Strategy

     The Company's objective is to generate profitable growth by taking advantage of available opportunities in its industries. The Company believes that pursuing the following business strategies will enable the Company to increase market penetration, create operating efficiencies and enhance its competitive position in its core markets.

     Leverage the Aeromet Platform. The Aeromet acquisition significantly enhanced the Company's commercial aerospace and defense industry presence. Aeromet provides the Company with a solid platform from which to access major European commercial aircraft and aircraft engine programs, as well as markets within the European defense and transportation industries. These markets would be difficult for the Company to enter without a physical presence in Europe. The Company also believes that Aeromet may provide a strategic opportunity for pursuing acquisitions of other European aerospace, defense and transportation companies on a model similar to that which the Company has pursued in the United States.

     Increase Margins Through Enhanced Marketing and Vertical Integration. The Company's strategy is to improve profit margins and revenues by increasing customer penetration, improving operating efficiencies, and developing new products and product enhancements. Key components of the Company's strategy are to:

     o    leverage the synergies among its operating companies,
     o continue vertically integrating its manufacturing processes, and
     o identify new products, services and markets by using the Company's expertise in advanced materials science and in the manufacture and assembly of precision products.

     The Company also intends to capitalize on the current shift of commercial aircraft manufacturers and defense contractors toward purchasing from a smaller number of suppliers that can supply more complete systems and pre-assembled parts. Assembled parts and systems generally are higher margin products than individual metal parts. By producing products that integrate the Company's metals casting, forming and machining knowledge with the Company's expertise in the manufacture of connectors, seals, filters, relays and electronic packages, the Company expects to improve its profit margins and position itself to capture a larger share of its customers' total product requirements.

     Leverage Product Development through Strategic and Proprietary Technologies. The Company generally develops new products from existing technologies in response to specific customer requests. The Company plans to continue developing new products for its customers and, where appropriate, to apply for additional patents for those new technologies. The Company may acquire additional strategic and proprietary technologies from third parties and expects to continue to develop its research and development capabilities. The Company does not expect to devote substantial resources to research and development that is not funded by customers.

     Pursue Strategic Acquisitions. The Company's consolidation strategy is to identify and acquire companies that it believes will:

     o provide the opportunity for increased sales to the Company's existing customers and for new sales to the Company's potential customers, and
     o extend or vertically integrate the Company's manufacturing capabilities or product lines.

The Company believes that there are and will continue to be opportunities to grow the Company and to enhance profitability through acquisitions. The Company intends to continue to pursue acquisitions of companies and technologies that it believes will further this acquisition strategy.

Industry Overview
-----------------

Aerospace Industry


     Commercial. The commercial aerospace supply industry is reported to be currently enjoying favorable trends driven by strong growth in the demand for aerospace components, delivery and use rates for commercial aircraft, actual and projected volume of passenger and freight traffic, average aircraft age and global fleet size. Forecasts by Boeing and Airbus in early 1998 predicted that, through the near term, the world's airlines would continue to add capacity and order new aircraft in order to meet anticipated demand. Asia's economic crisis, however, has led to a reduction in air traffic growth and a corresponding reduction in the current demand for new commercial aircraft. As of December 1, 1998, Boeing revised its production rates to reduce its projected deliveries through 2000.


     Defense. The U.S. Department of Defense expects defense procurement funding to grow by 40%, from approximately $43 billion in 1998 to approximately $60 billion in 2001. The Company believes that both its electronics and aerospace business segments will benefit from this trend.

     Increase in Outsourcing. Aircraft manufacturers and defense contractors have been actively searching for ways to improve the quality and reduce the cost of their manufactured products. One approach is to outsource component manufacturing to independent suppliers in order to benefit from an independent supplier's lower cost structure and specialized manufacturing knowledge. Suppliers that demonstrate an ability to deliver a high quality product on the required delivery schedule at a reasonable cost should benefit from this shift.

     Consolidation. Commercial aircraft manufacturers are tending to purchase from suppliers that can supply more complete systems and pre-assembled parts. The U.S. Department of Defense is strongly encouraging defense contractors to take this approach as well. This shift and the increase in outsourcing appear to be leading to a consolidation in the supply base. The Company believes that this trend toward consolidation presents an opportunity for suppliers with the financial and management resources to complete acquisitions and expand their operations.

Electronics Industry

     The electronics industry is enjoying revenue growth in the annual worldwide market for electronics and components. This growth has been fueled by several factors, including the rapid pace of technological advancement and development of new products. The Company expects these favorable trends in the electronics industry to continue and believes the outlook for the electronics component supply industry will continue to be strong.

-------------------------------------------------------------------------------
     This Summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes appearing elsewhere in this Prospectus. Except as otherwise noted,
(1) all references to a particular fiscal year of the Company refer to the twelve months ended May 31, and (2) all currency information is denominated in U.S. dollars.


     References to the "Company" in this Prospectus include Aeromet, unless otherwise noted or unless the context indicates otherwise. In addition, "SEC" means the Securities and Exchange Commission, "Securities Act" means the Securities Act of 1933, as amended, and "Exchange Act" means the Securities Exchange Act of 1934, as amended.

-------------------------------------------------------------------------------

                                  THE OFFERING

Maximum Shares of Common Stock offered by the
     Selling Shareholders (the "Shares") (1).......   3,236,109


Total outstanding shares of Common Stock
     as of December 15, 1998 (2)...................  18,575,229

Total shares of Common Stock to be outstanding
     after the Offering (3)........................  21,811,338


Use of proceeds from the sale of the Shares........  None to the Company.
                                                     See "Plan of Distribution."

Risk Factors ......................................  See "Risk Factors."

Nasdaq Common Stock symbol.........................  PCTH

-----------------------


(1) This figure assumes conversion of the Preferred Stock into 3,000,000 shares of Common Stock (the "Conversion Shares") and the exercise of the Warrants for 236,109 shares of Common Stock (the "Warrant Shares").


(2) This figure excludes the Shares and 7,402,500 other reserved but unissued shares of Common Stock. See "Risk Factors - Shares Eligible for Future Sale - Reserved but Unissued Shares."

(3)  Based on the total outstanding shares of Common Stock on December 15, 1998.

                      Summary Financial Data of the Company
                      -------------------------------------
              (in thousands, except percentage and per share data)

                                                     Years Ended May 31,                        Three-Month Periods Ended August 31,
                                 -------------------------------------------------------------  ------------------------------------
                                                   Historical                      Pro Forma         Historical         Pro Forma
                                 ------------------------------------------------ ------------  ---------------------  -------------
                                     1994     1995     1996     1997      1998       1998(2)         1997      1998        1998(3)
                                 ------------------------------------------------ ------------  ---------------------  -------------
Statement of Operations Data:
   Net sales(1)                   $ 2,940  $11,035  $20,725  $34,175   $54,099       $115,505      $11,776   $19,178       $28,760
   Gross profit                        80    1,943    4,286    8,206    14,612         25,330        2,983     4,674         5,836
   Income (loss) from operations     (884)    (846)    (583)   1,947     4,740          9,370          976       898         1,215

Net income (loss)                 $(1,098) $(1,411) $  (999) $ 1,682   $ 3,614       $ (3,002)     $   811   $(4,411)      $(5,469)

Net income (loss) per share:
   Basic ........................    (.60)    (.41)    (.16)     .18       .29           (.24)         .07     (0.29)         (.36)
   Diluted ......................    (.60)    (.41)    (.16)     .17       .27           (.24)         .07     (0.29)         (.36)
Shares used in computation of
income (loss) per share:
   Basic                            1,826    3,469    6,209    9,500    12,486         12,486       11,718    15,421        15,421
   Diluted                          1,826    3,469    6,209   10,036    13,606         12,486       11,718    15,421        15,421

Other Financial Data:
   EBITDA(4)                      $  (739) $  (437) $   288  $ 3,305   $ 6,944       $ 15,692      $ 1,385   $ 2,049       $ 2,997
   EBITDA margin                       --       --      1.4%     9.7%     12.8%          13.6%        11.8%     10.7%         10.4%
   Depreciation and amortization  $   145  $   409  $   871  $ 1,358   $ 2,204       $  6,322      $   409   $ 1,151       $ 1,782


                                                   At May 31,                                       At August 31,
                                 ------------------------------------------------               ---------------------
                                     1994      1995      1996      1997      1998                        1998
                                 ------------------------------------------------               ---------------------
Balance Sheet Data:

   Cash and cash equivalents      $    27   $ 1,079   $   725   $ 3,048   $11,461                     $ 18,998

   Working capital (deficit)       (1,237)    1,758       952    13,090    25,599                       46,686
   Total assets                     7,894    11,630    27,649    35,752    78,580                      171,465
Long-term debt (including
current portion)                    3,662     3,902     6,304     4,233    11,233                       87,053
Shareholders' equity                1,226     5,454    12,539    25,619    56,142                       61,500

--------------

(1)  The increases in net sales are attributable to acquisitions by the Company and internal growth.
     See "Business - Corporate History" and "MD&A - Results of Operations - Pacific Aerospace - Net
     Sales."


(2)  Presents the statement of operations data of the Company as if: (a) the Aeromet acquisition,
     (b) the ESC acquisition, which occurred in the fourth quarter of fiscal 1998, and (c) the related financing transactions, occurred on June 1, 1997.


(3)  Includes Aeromet's June and July 1998 results of operations.

(4)  "EBITDA" represents income (loss) from operations plus depreciation and amortization expense.
     EBITDA should not be construed as an alternative to (a) net income, as defined by generally accepted accounting principles, as an indicator of the Company's operating performance or (b)
     cash flow, as defined by generally accepted accounting principles, as a measure of liquidity.

                                  RISK FACTORS

-------------------------------------------------------------------------------
     An investment in the Shares involves certain risks. Potential investors should carefully consider all of the information set forth in this Prospectus. In particular, potential investors should evaluate the following risk factors before making an investment in the Shares.
-------------------------------------------------------------------------------

     Acquisition Risks. The Company has pursued an aggressive growth strategy and expects to continue to evaluate and pursue potential strategic acquisitions. The success of this strategy depends upon the Company's ability to manage the risks associated with acquisitions. These risks include:

     o the ability of the Company to assess the value, strengths and weaknesses of acquisition candidates accurately,
     o the Company's effectiveness in implementing necessary changes at newly acquired subsidiaries,
     o possible diversion of management attention from the Company's operations, and
     o possible increased borrowings, disruption of product development cycles and dilution of earnings per share.


The Company has recently incurred substantial losses in connection with its acquisition of Electronic Specialty Corporation, and its investment in Orca Technologies, Inc. Aeromet's size will cause it to have a significant impact on the Company's future financial results. The Company's failure to manage these or other acquisition risks could have a material adverse effect on the Company and its financial performance. See "Business - Strategy - Pursue Other Strategic Acquisitions," and "MD&A - Recent Events - Electronic Specialty Corporation, - Orca Technologies, Inc., and - Aeromet Acquisition."

     Management of Growth. The Company has experienced rapid growth from both operations and acquisitions. This growth has placed and will continue to place significant demands on the Company's managerial, administrative, financial and operational resources. For example, the Company's total number of employees increased from approximately 748 to over 1,200 upon consummation of the Aeromet acquisition, and the number of the Company's operating sites increased from five in the United States to a total of ten in the United States and the United Kingdom. Several of the Company's subsidiaries (including Aeromet) have different accounting systems that the Company is in the process of integrating. As the Company grows and becomes more complex, an increasing level of diligence in its business decisions will be necessary to comply with regulatory and accounting requirements. To manage its growth effectively, the Company must continue to improve its operational, accounting, financial and other management processes and systems, and must continue to attract and retain highly skilled management and technical personnel. See "Business - Strategy."


     Significant Debt. The Company incurred substantial debt and payment obligations in order to finance the Aeromet acquisition and ongoing operations. This debt could have important consequences, such as:

     o making the Company unable to obtain additional financing in the future,

     o diverting a significant portion of the Company's cash flow to principal and interest payments and away from operations, acquisitions and capital expenditures,

     o increasing the Company's interest expense, and decreasing the Company's net income,
     o putting the Company at a competitive disadvantage in relation to competitors with less debt, or
     o limiting the Company's flexibility in adjusting to downturns in its business or market conditions.


     Ability to Make Debt Payments. The Company's future financial and operating performance will affect its ability to make payments on its debt. Since the Company's performance is affected by many factors, some of which are beyond its control, there is no assurance that the Company will have sufficient cash flow to make its debt payments when scheduled, or at all. If the Company did not have sufficient cash flow to make its debt payments, the Company could be forced to:


     o    reduce or delay capital expenditures,
     o    dispose of material assets or operations,
     o reduce, restructure or refinance its debt at potentially higher rates of interest, or
     o seek additional equity capital, which could dilute the value of the shares held by the Company's existing shareholders.

There is no assurance that the Company would be able to achieve any of these actions on satisfactory terms or at all. In addition, if the Company were unable to repay its secured debt, the lenders could proceed against any collateral securing that debt.


     Possible Need for Additional Capital. The Company believes that its existing cash and credit facilities will be sufficient to meet the Company's currently budgeted working capital requirements for at least the next 12 months. See "MD&A - Liquidity and Capital Resources." The Company's actual capital needs, however, will depend on many unpredictable factors, including:

     o    actual revenue generated from operations,
     o    interest due on the Company's variable rate debt,
     o    capital expenditures required to remain competitive, and
     o cash required for acquired companies, future acquisitions, and acquisition and financing transaction costs.

As a result of these factors, the Company is unable to predict accurately the amount or timing of its future capital needs, if any. The Company's inability to obtain additional capital if and when needed could have a material adverse effect on its financial performance.

     Foreign Operations. The acquisition of Aeromet subjects the Company to the risks of foreign operations. These risks include:

     o the Company's ability to manage an operation in the United Kingdom effectively from its Wenatchee, Washington headquarters,
     o unfavorable changes in foreign government policies, regulations, tariffs, taxes and other trade barriers,
     o exchange controls and limitations on dividends or other payments, and
     o    devaluations and fluctuations in currency exchange rates.

     Exchange Rates. With the Aeromet acquisition, the Company may decide to engage in hedging transactions in order to protect the Company from losses if the exchange rate between the U.S. dollar and the British pound sterling changes. However, hedging transactions may not completely offset such losses. Aeromet has a few contracts that are in European currencies other than British pounds sterling or in U.S. dollars. The Company believes that the conversion of such currencies to the Euro will not have a material adverse effect on Aeromet's business or financial condition.


     Restrictive Debt Covenants. The Company is subject to a number of significant covenants under some of the agreements governing its debt. Those covenants restrict a number of corporate activities, including the ability of the Company to:


     o    dispose of or create liens on assets,
     o    incur additional indebtedness,
     o    prepay or amend certain debt,
     o    pay dividends or repurchase stock,
     o    enter into sale and leaseback transactions,
     o    make investments, loans or advances,
     o    engage in acquisitions, mergers or consolidations,
     o    make capital expenditures,
     o change the business conducted by the Company or its subsidiaries, or
     o    engage in certain transactions with affiliates.


     The breach of any of these covenants could result in a default that would permit the lenders to declare all amounts owed by the Company to be immediately due and payable. As a result, the Company's other lenders might terminate their commitments to extend further credit to the Company. In addition, if there is a change of control of the Company, the Company may be required to repay its debt. Any of these events could have a material adverse effect on the Company and its financial performance. See "MD&A - Recent Events - Aeromet Acquisition - Note Offering."

     Dependence on Significant Customers. The top five customers of the Company's U.S. operations, Boeing, PACCAR, Northrop Grumman, Deere & Company and Honeywell, accounted for approximately 60% of the Company's fiscal 1998 net sales (which do not include Aeromet). Aeromet's top five customers, British Aerospace, Rolls Royce, GKN Westland, Lucas Aerospace and Alenia (Aermacchi), accounted for approximately 41% of Aeromet's net sales in calendar 1997. Because a small number of customers account for a large percentage of the Company's annual revenues and order flow, these customers may be able to exercise significant influence over the Company's prices and other terms of sale.
The loss of these largest customers, however, or reduced or canceled orders from these customers, could have a material adverse effect on the

Company's business and financial performance. See "Business - Customers."

     Aerospace Industry Risks; Cyclicality. The Company operates in historically cyclical industries. The aerospace, defense and transportation industries are sensitive to general economic conditions and have been adversely affected by past recessions. For example, from 1990 to 1994 the aerospace industry experienced reduced demand for commercial aircraft, a decline in military spending and the postponement of overhaul and maintenance on existing aircraft. In past years, the aerospace industry has been adversely affected by a number of factors, including increased fuel and labor costs and intense price competition. Recently, the commercial aircraft industry has experienced a downturn in demand due to changing economic conditions. There is no assurance that this trend will not continue or that general economic conditions will not lead to a downturn in demand for core products of the Company. See "Business - Industry Overview."

     Volatility of Asian Markets. As of January 1998, Boeing and Airbus each had a 10% backlog of aircraft sales to customers in Asia. The ongoing financial crisis in Asia, however, has adversely affected Asian customers and led to reduced demand for commercial aircraft. On December 1, 1998, Boeing announced that it would reduce production rates for some of its commercial airline programs based on updated assessments of the Asian economic crisis. Additional cancellations or delays in aircraft orders from Asian customers of Boeing or Airbus could reduce demand for the Company's products and could have a material adverse effect on the Company's business and financial performance. See "Business - Industry Overview."

     Dependence on Key Management and Technical Personnel. The Company believes that its ability to successfully implement its business strategy and to operate profitably depends significantly on the continued employment of its senior management team, led by its president, Donald A. Wright, and its significant technical personnel. The Company has a $3 million key man life insurance policy on the life of Mr. Wright. The Company's business and financial results could be materially adversely affected if Mr. Wright, other members of the senior management team, or significant technical personnel become unable or unwilling to continue in their present employment. In addition, the Company's growth and future success will depend in large part on its ability to retain and attract additional board members, senior managers and highly skilled technical personnel. Competition for such individuals is intense, and there is no assurance that the Company will be successful in attracting and retaining them. The Company's failure to do so could have a material adverse effect on the Company's business and financial performance. See "Management."

     Backlog. The majority of the Company's sales are made pursuant to individual purchase orders. The customer may cancel these purchase orders if they pay the cost of the work in process plus a related profit factor. As of May 31, 1998, the Company had purchase orders and contractual arrangements evidencing anticipated future deliveries ("backlog") through fiscal year 2000 of approximately $100 million. Of this amount, approximately $70 million is expected to be delivered in fiscal year 1999. There is no assurance that the Company will complete this backlog and convert it to revenue. Although the Company historically has not experienced significant order or customer cancellations, reduction of pending contracts or work in progress could have a material adverse effect on the Company's business and financial performance. See "Business - Backlog."


     Technological Change; Development of New Products. The market for the Company's products is characterized by evolving technology and industry standards, changes in customer needs, adaptation of products to customer needs, and new product introductions. The Company's competitors from time to time may announce new products, enhancements or technologies that have the potential to replace or render the Company's existing products obsolete. The Company's success will depend on its ability to:

     o enhance its current products and develop new products to meet changing customer needs, and achieve market acceptance of such products, and
     o anticipate or respond to evolving industry standards and other technological changes on a timely and cost-effective basis.


The Company's failure to do so, or any significant delay, could have a material adverse effect on the Company's business and financial performance.

     Competition. The Company is subject to substantial competition in many of the markets that it serves. Many of these competitors represent substantial long-term competition, as they have greater financial resources, broader experience, better name recognition and more substantial marketing operations. The Company believes that its technology and manufacturing processes may give it a competitive advantage with respect to certain of its products. However, the Company expects that competitors will continue to develop new products. Products made by the Company may not be able to compete successfully if customers view the competing products as more effective or more economic. These competitive pressures may have a material adverse effect on the Company's business and financial performance. See "Business - Competition."

     Availability and Cost of Materials. The Company generally has readily available sources of raw materials and supplies, and, where possible, maintains alternate sources of supply. However, shortages have occurred in the past and may occur in the future. The Company does not have fixed price contracts or arrangements for the raw materials and other supplies that it requires. In addition, the Company obtains approximately 70% of its titanium from one supplier and is subject to a lead time of approximately 80 weeks in ordering and obtaining titanium. Shortages of, or price increases for, titanium and other raw materials and supplies could have a material adverse effect on the ability of the Company to manufacture and sell its products in a timely and cost-effective manner. See "Business - Raw Materials."


     Reliance on Proprietary Rights. Significant aspects of the Company's business depend on proprietary processes, know-how and other technology that are not subject to patent protection. The Company relies principally on trade secret protection and confidentiality agreements and procedures to protect that technology. However, the rights of the Company and the precautions it takes may be inadequate to prevent others from:

     o    imitating the Company's products,
     o obtaining or using information that the Company regards as proprietary,
     o developing technology that is the same as or similar to the Company's technology,
     o    asserting rights in the Company's proprietary rights, or
     o claiming that the Company is infringing on the proprietary rights of others.



     The occurrence of any of these events may cause the Company to incur substantial litigation costs to enforce or defend its intellectual property rights, which may have a material adverse effect on the Company's business and financial performance.

     Almost all of the Company's patents and patent applications apply to certain aspects of the Company's electronics business, and not to its precision metals business. There is no assurance (a) that the Company's and Aeromet's patent applications will result in issued patents, (b) that the Company's existing patents or any future patents will give the Company any competitive advantages for its products or technologies, or (c) that, if challenged, the Company's patents will be held valid and enforceable. The Company's 32 U.S. patents expire at various times over the next 17 years, with 14 patents expiring over the next five years.

     In addition, the Company may sell its products in countries whose laws do not protect intellectual property rights to the same extent as U.S. law. The Company holds one European patent that is enforceable in the U.K. and one Canadian patent application pending, and the Company's U.S. patents are enforceable in the U.S. alone. Therefore, the Company cannot prevent third parties from using its technology in countries where there is no patent protection. See "Business - Proprietary Rights."

     Product Liability. The Company is subject to the risk of product liability claims and lawsuits for harm caused by its products. The Company maintains product liability insurance with a maximum coverage of $2 million. However, there is no assurance that this insurance will be sufficient to cover any claims that may arise. A successful product liability claim in excess of the Company's insurance coverage could have a material adverse effect on the Company's business and financial performance.


     Environmental Matters. Federal, state and local environmental and health and safety laws apply to the Company's facilities. These laws and regulations govern such matters as:

     o    solid waste disposal,
     o the generation, storage, use and disposal of hazardous materials,
     o    air pollutant emissions,
     o    permits to operate, and
     o    employee health and safety issues.


     The Company takes these issues very seriously, partly because a number of the chemicals and other materials used or generated by the Company are considered hazardous. If the Company does not comply with these laws or regulations, it could be fined, face other penalties, or be liable for damages and cleanup costs. If the Company lost one of its permits, it could be required to cease operations or limit production at one or more of its facilities. Any of these consequences could have a material adverse effect on the Company's business and financial performance.

     The Company continually monitors and addresses environmental matters. In the ordinary course of business, minor violations sometimes occur. When the Company discovers these violations, it works to resolve them. When the Company acquired Aeromet, it investigated the environmental conditions at each of the Aeromet facilities and did not discover any violations of environmental or health and safety laws material to the Company.

     Environmental laws could become more stringent over time. This could result in higher costs to comply with new laws, and increased risks and penalties for noncompliance. Because the Company is a generator of hazardous materials, it is subject to financial exposure even if it fully complies with these laws. Also, many of the Company's facilities are located in well-established industrial areas and have long operating histories. It is possible that historical operations (pre-dating the Company's involvement) at each of these facilities or on neighboring properties could have affected properties that the Company currently owns or leases, which might cause environmental issues to arise in the future that the Company is not aware of and cannot predict at this time. Any present noncompliance or any discovery of noncompliance in the future could have a material adverse effect on the Company's business or financial performance. See "Business - Environmental Matters."

     Government Regulation. The Company sells many of its products to the United States government, either directly or indirectly through subcontracts. As a result, the Company is subject to various federal regulations, such as bidding rules, pricing restrictions, and federal acquisition requirements. In addition, the Company must comply with standards established by the Occupational Safety and Health Administration. These standards govern labor practices and employee health and safety. The Company is currently updating its written health and safety policies and training employees in these updated policies. If the Company violates these rules or regulations, it could incur civil liability, the federal government might cancel or suspend its existing contracts, or the federal government might declare the Company ineligible to receive future contracts or subcontracts. In addition, if any of the Company's major customers in the defense industry lose their federal government certification, that loss could have a material adverse effect on the level of their purchases from the Company, and on the Company's business or financial performance. See "Business - Government Regulation."


     Year 2000. The Company is developing and carrying out a comprehensive strategy for updating its information technology ("IT") systems and manufacturing systems for Year 2000 ("Y2K") compliance. The Company expects its Y2K assessment to be completed before the end of fiscal 1999, and internal compliance to be completed early in the next fiscal year.


     The Company is also identifying third parties with which it has a significant relationship that, in the event of a Y2K failure, could have a material impact on the Company's business and financial performance. The effect on the Company of such a failure could range from a minor interruption in production or shipping, to a catastrophic extended loss of utility service resulting from interruptions at the point of power generation, long-line transmission, or local distribution to the Company's production facilities. Such an interruption could result in an inability to provide products to the Company's customers, resulting in a material adverse effect on the Company's operating results and financial position. The Company expects this process to continue throughout the current and next fiscal year. In the event of a minor interruption in production or shipping due to a Y2K problem, the Company anticipates that transactions could be processed manually while IT and other systems are repaired. The Company is in the process of developing a contingency plan in the event of a catastrophic Y2K problem and expects to have the plan in place early in the next fiscal year. See "MD&A - Year 2000."

     Shares Eligible for Future Sale. Assuming conversion of the Preferred Stock into 3,000,000 shares, and exercise of the Warrants for 236,109 shares, the Company will have up to 21,811,338 shares outstanding after the Offering (subject to certain other assumptions). Of these shares, 17,713,034 shares will be registered or transferable under Rule 144 and 4,098,304 shares will be restricted from resale. The Company has reserved another 5,096,116 shares for issuance under other outstanding warrants and stock options. The Company may also issue to the Selling Shareholders an indeterminate number of Common shares (in addition to the 3,000,000 Conversion Shares) if the conversion price of the Preferred Stock would be below $5.67 per share, and the Company's shareholders approve such issuance, which could result in the issuance of a substantial amount of additional shares. Significant sales of shares of Common Stock under a registration statement, pursuant to Rule 144 or otherwise in the future, or the prospect of such sales, may depress the price of the Common Stock. See "Shares Eligible for Future Sale," and "Selling Shareholders - Conversion of the Preferred Stock - Conversion Price."

-------------------------------------------------------------------------------
     A number of these Risk Factors contain forward-looking statements regarding the Company's business and financial results. Actual results may differ materially from those forward-looking statements.
-------------------------------------------------------------------------------

                PRICE RANGE OF COMMON STOCK; DIVIDENDS

Market Information
------------------

     The Company's Common Stock has been traded on Nasdaq's National Market System since July 1996 under the symbol "PCTH." Nasdaq reported the following range of high and low sales prices for the Common Stock for each calendar quarter within the Company's 1996, 1997 and 1998 fiscal years:


          Calendar Period                                High         Low
          ---------------                                ----         ---
          1995

          Second Quarter (June 1 - June 30)..........  $ 8.00       $ 5.00

          Third Quarter..............................    8.00         5.00
          Fourth Quarter.............................    6.00         4.00
          1996
          First Quarter..............................    4.38         3.75
          Second Quarter.............................    5.00         2.75
          Third Quarter..............................    5.0625       2.00
          Fourth Quarter ............................    3.125        1.9375
          1997
          First Quarter..............................    4.75         2.75
          Second Quarter ............................    4.0625       2.6875
          Third Quarter..............................    5.0625       3.7188
          Fourth Quarter.............................    6.8750       4.00
          1998
          First Quarter..............................    7.0313       4.1875
          Second Quarter.............................    6.9375       5.3125
          Third Quarter..............................    7.00         2.6875

          Fourth Quarter (October 1 - December 15)...    3.00         1.4375

     As of December 15, 1998, (a) the closing sales price on Nasdaq for the Common Stock was $2.4375 per share, and (b) the Company had 965 common shareholders of record.


     Until March 13, 1995, there was no public market for the Company's Common Stock. From that date through September 14, 1995, the Common Stock was listed on the Nasdaq Electronic Bulletin Board. From September 15, 1995 through July 15, 1996, the Common Stock was traded on Nasdaq's Small Cap Market System under the symbol "PCTH."

Dividend Policy
---------------

     The Company has never declared or paid cash dividends on the Common Stock. The Company currently anticipates that it will retain all future earnings to fund the operation of its business and does not anticipate paying dividends on the Common Stock in the foreseeable future. The Indenture entered into in connection with the financing for the Aeromet acquisition restricts the Company's ability to pay dividends. See "MD&A - Recent Events - Aeromet Acquisition - Note Offering."

                     SELECTED FINANCIAL DATA OF THE COMPANY
         (in thousands, except percentages, ratios and per share data)

     The following selected financial data presents selected historical and pro forma financial data of the Company, but does not include Aeromet except for one month included in the three-month period ended August 31, 1998, and except for the pro forma information. The selected historical financial data, as of and for the years ended May 31, 1994, 1995, 1996, 1997 and 1998, is derived from the Company's audited financial statements. The selected historical financial data as of August 31, 1998, and for the three-month periods ended August 31, 1997 and 1998, is derived from the unaudited financial statements prepared by the Company on a basis consistent with the Company's audited financial statements, and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for such periods. Operating results for the three-month periods ended August 31, 1997 and 1998, are not necessarily indicative of the results that may be expected for any other interim period or for the year ending May 31, 1999. The selected pro forma financial data for the year ended May 31, 1998, and for the three-month period ended August 31, 1998, is derived from the Company's Unaudited Pro Forma Financial Data. This data should be read in conjunction with the Company's Financial Statements and Notes thereto, Unaudited Pro Forma Financial Data, and MD&A - Results of Operations - Pacific Aerospace, included elsewhere in this Prospectus.


                                                        Years Ended May 31,                             Three-Month Periods Ended
                                                                                                               August 31,
                                      ----------------------------------------------------------     ------------------------------
                                                      Historical                      Pro Forma         Historical        Pro Forma
                                      -------------------------------------------------  -------     -----------------  -----------
                                         1994      1995      1996      1997      1998       1998        1997      1998         1998
                                      -------   -------   -------   -------   -------   --------     -------   -------  -----------
Statement of Operations Data:
   Net sales(1) ....................  $ 2,940   $11,035   $20,725   $34,175   $54,099   $115,505     $11,776   $19,178      $28,760
   Cost of sales ...................    2,860     9,092    16,439    25,969    39,487     90,175       8,793    14,504       22,924
                                      -------   -------   -------   -------   -------   --------     -------   -------  -----------
   Gross profit ....................       80     1,943     4,286     8,206    14,612     25,330       2,983     4,674        5,836

   Operating expenses ..............      964     2,789     4,869     6,259     9,872     15,960       2,007     3,776        4,621

                                      -------   -------   -------   -------   -------   --------     -------   -------  -----------
   Income (loss) from operations ...     (884)     (846)     (583)    1,947     4,740      9,370         976       898        1,215
   Net interest expense ............      203       282       498       384       755     10,145         111       843       (2,348)
   Other income (expense) ..........      (11)     (524)       15       169      (853)      (910)          8    (6,721)      (6,721)
                                      -------   -------   -------   -------   -------   --------     -------   -------  -----------
   Income (loss) before taxes ......   (1,098)   (1,652)   (1,066)    1,732     3,132     (1,685)        873    (6,666)      (7,854)
   Income taxes (benefit) ..........       --      (241)      (67)       50      (482)     1,317          62    (2,255)      (2,385)
                                      -------   -------   -------   -------   -------   --------     -------   -------  -----------
   Net income (loss) ...............  $(1,098)  $(1,411)  $  (999)  $ 1,682   $ 3,614   $ (3,002)    $   811   $(4,411)     $(5,469)
                                      =======   =======   =======   =======   =======   ========     =======   =======  ===========
   Net income (loss) per share:

      Basic ........................    $(.60)    $(.41)    $(.16)     $.18      $.29      $(.24)       $.07     $(.29)       $(.36)

      Diluted ......................     (.60)     (.41)     (.16)      .17       .27       (.24)        .07      (.29)        (.36)

Shares used in computation of net
  income (loss) per share:

      Basic ........................    1,826     3,469     6,209     9,500    12,486     12,486      11,718     15,421      15,421
      Diluted ......................    1,826     3,469     6,209    10,036    13,606     12,486      11,718     15,421      15,421

Other Financial Data:

   EBITDA(4) .......................  $  (739)   $ (437)  $   288   $ 3,305   $ 6,944   $ 15,692     $ 1,385   $  2,049     $ 2,997
   EBITDA margin ...................       --        --       1.4%      9.7%     12.8%      13.6%       11.8%      10.7%       10.4%
   Depreciation and amortization ...  $   145     $ 409   $   871   $ 1,358   $ 2,204   $  6,322     $   409   $  1,151     $ 1,782
   Capital expenditures ............       81       959     1,293     2,739    10,290     13,130       2,700      2,135       2,135


                                                                  At May 31,                            At August 31,
                                      ------------------------------------------------------------      -------------
                                         1994           1995         1996         1997        1998           1998
                                      -------        -------      -------      -------     -------      -------------
Balance Sheet Data:
   Cash and cash equivalents .......  $    27        $ 1,079      $   725      $ 3,048     $11,461         $18,998
   Working capital (deficit) .......   (1,237)         1,758          952       13,090      25,599          46,686
   Total assets ....................    7,894         11,630       27,649       35,752      78,580         171,465
   Long-term debt (including
   current portion) ................    3,662          3,902        6,304        4,233      11,233          87,053
   Shareholders' equity ............    1,226          5,454       12,539       25,619      56,142          61,500

--------------


(1)  The increases in net sales are attributable to acquisitions by the Company and internal growth.
     See "Business - Corporate History" and "MD&A - Results of Operations - Pacific Aerospace - Net
     Sales."
(2)  Presents the statement of operations data of the Company as if: (a) the Aeromet acquisition,
     (b) the ESC acquisition, which occurred in the fourth quarter of fiscal 1998, and (c) the related financing transactions occurred on June 1, 1997.

(3)  Includes Aeromet's results of operations for June and July 1998.

                                                 15

(4)  "EBITDA" represents income (loss) from operations plus depreciation and amortization expense.
     EBITDA should not be construed as an alternative to (a) net income, as defined by generally accepted accounting principles, as an indicator of the Company's operating performance or (b)
     cash flow, as defined by generally accepted accounting principles, as a measure of liquidity.





                       SELECTED FINANCIAL DATA OF AEROMET
                 (in thousands, except percentages and ratios)

     The following selected financial data presents selected historical financial data of Aeromet and should be read in conjunction with Aeromet's Financial Statements and Notes thereto, which have been conformed to generally accepted accounting principles in the United States, and with MD&A - Results of Operations - Aeromet, included elsewhere in this Prospectus. The selected historical financial data as of and for the years ended December 31, 1996 and 1997 is derived from Aeromet's audited financial statements. The selected historical financial data as of and for the five-month periods ended May 31, 1997 and 1998 is derived from unaudited financial statements prepared by Aeromet on a basis consistent with Aeromet's audited financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for such periods. Operating results for the five-month period ended May 31, 1998 are not necessarily indicative of the results that may be expected for any other interim period or for the period ending May 31, 1999.


                                                Years Ended December 31,       Five-month periods ended May 31,
                                            --------------------------------   --------------------------------
                                                        1996            1997             1997              1998
                                            ----------------  --------------   --------------    --------------
Statement of Operations Data:
    Net sales ..........................             $41,939         $48,697          $19,069           $24,212
    Cost of sales ......................              34,340          40,591           16,560            19,614
                                                     -------         -------          -------           -------
    Gross profit .......................               7,599           8,106            2,509             4,598
    Operating expenses .................               7,098           6,482            2,832             2,590
                                                     -------         -------          -------           -------
    Income (loss) from operations ......                 501           1,624             (323)            2,008
    Net interest expense ...............                 731             754              349               274
                                                     -------         -------          -------           -------
    Income (loss) before taxes .........                (230)            870             (672)            1,734
    Income tax expense .................                 570             900               25               798
                                                     -------         -------          -------           -------
    Net income (loss) ..................             $  (800)        $   (30)         $  (697)          $   936
                                                     =======         =======          =======           =======

Other Data:
    EBITDA .............................             $ 3,912          $5,414           $1,217           $ 3,435
    EBITDA margin ......................                 9.3%           11.1%             6.4%             14.2%
    Depreciation and amortization ......             $ 3,411          $3,790           $1,540           $ 1,427
    Capital expenditures ...............               2,803           1,544              309               197


                                                             December 31,            May 31,
                                                     ---------------------------  -------------
                                                              1996          1997           1998
                                                     -------------  ------------  -------------
Balance Sheet Data:
    Cash and cash equivalents .....................        $    --       $   388        $    --
    Working capital ...............................          2,964         6,516          6,468
    Total assets ..................................         58,169        55,508         56,192
    Long-term debt (including current portion) ....         12,868        14,516         11,892
    Shareholder's equity ..........................         28,709        25,070         25,808

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


-------------------------------------------------------------------------------
This section and the "Business" section of this Prospectus contain "forward-looking statements." These forward-looking statements are not guarantees of the Company's future performance. They are subject to risks and uncertainties related to business operations, some of which are beyond the Company's control. Any of these risks or uncertainties may cause actual results or future circumstances to differ materially from the forward-looking statements set forth in this section under the captions "Overview" and "Liquidity and Capital Resources," and in "Business" under each of the captions in that section.
-------------------------------------------------------------------------------

Overview
--------

     The Company has been an active consolidator of companies, and its results of operations have been substantially affected by acquisitions. The Company has acquired and integrated nine companies since 1990. See "Business - Corporate History." These acquisitions, as well as internal growth in the Company's existing and acquired businesses, have resulted in substantial increases in net sales. The Company's operating expenses and margins and other expenses also have been affected by certain expenses directly associated with the acquisitions and related capital raising transactions. The Company has experienced substantial increases in all other expense categories as a result of the increases in its operations. A portion of these expenses is attributable to the assimilation of acquired operations into the Company's existing businesses.

     In July 1998, the Company acquired Aeromet International plc ("Aeromet"), a British limited company (the "Aeromet acquisition"). Aeromet is a manufacturer of magnesium and aluminum precision sand and investment castings, and of titanium and aluminum formed sheet products, with five locations in England. The Aeromet acquisition will have a significant effect on the Company's future operations and on comparisons of income, expense and balance sheet items in periods after fiscal 1998. The Company's financial results for the first quarter of fiscal 1999 include only one month of operations of Aeromet. See "- Recent Events - Aeromet Acquisition."

     Substantially all of the Company's revenues are generated by sales to customers in the commercial aerospace, defense, electronics and transportation industries, with commercial aerospace and defense industry sales being the most significant. The commercial aerospace and defense industries are cyclical in nature and subject to changes based on general economic conditions and commercial airline industry, defense and government spending. See "Business - Industry Overview" and "Risk Factors - Aerospace Industry Risks; Cyclicality, and - Volatility in Asian Markets."

     The Company's operations focus on developing, manufacturing and marketing of high performance electronics and metal components and assemblies. The Company's electronics products are characterized by relatively low volumes and high margins. In comparison, volumes have historically been higher and margins lower for the Company's metals products. See "- Results of Operations - Pacific Aerospace." The Company believes that margins will remain higher for electronic and assembled products than for its metals products. Products incorporating both electronics and metal parts are expected to generate margins closer to electronics product margins. As a result of margin differences, changes in product mix among its electronics, assembled and metals products can be expected to affect overall margins for the Company.


     The Company's sales are not subject to significant seasonal fluctuations. However, production and resulting sales are subject to the number of working days in any given period. Results for various periods may vary materially due to the number of working days available in any period.

     Management believes that the Company's operations for the periods discussed have not been adversely affected by inflation.

Results of Operations - Pacific Aerospace
-----------------------------------------

     For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years and in the first quarter of fiscal 1998 and 1997, the following discussion should be read in conjunction with the consolidated financial statements of the Company presented in this Prospectus.

     The following table sets forth for the periods indicated certain historical statement of operations data of the Company expressed in dollars (in thousands) and as a percentage of net sales.

                                               Years Ended May 31,                         Three-Month Periods Ended August 31,
                          -----------------------------------------------------------     --------------------------------------
                                 1996                 1997                 1998                  1997                 1998
                          -----------------    -----------------    -----------------     -----------------    -----------------
Net sales ..............  $ 20,725   100.0%    $ 34,175   100.0%    $ 54,099   100.0%     $ 11,776   100.0%    $ 19,178   100.0%
Cost of sales ..........    16,439    79.3       25,969    76.0       39,487    73.0         8,793    74.7       14,504    75.6
                          --------   -----     --------   -----     --------   -----      --------   -----     --------   -----
Gross profit ...........     4,286    20.7        8,206    24.0       14,612    27.0         2,983    25.3        4,674    24.4
Operating expenses .....     4,869    23.5        6,259    18.3        9,872    18.2         2,007    17.0        3,776    19.7
                          --------   -----     --------   -----     --------   -----      --------   -----     --------   -----
Income (loss) from
operations .............      (583)   (2.8)       1,947     5.7        4,740     8.8           976     8.3          898     4.7
Net interest expense ...       498     2.4          384     1.1          755     1.4          (111)   (0.9)        (843)   (4.4)
Other income (expense) .        15      --          169     0.5         (853)   (1.6)            8     0.1       (6,721)  (35.0)
Income tax benefit
(expense) ..............        67     0.3          (50)   (0.1)         482     0.9           (62)   (0.5)       2,255    11.8
                          --------   -----     --------   -----     --------   -----      --------   -----     --------   -----
Net income (loss) ......  $   (999)   (4.8)%   $  1,682     4.9%    $  3,614     6.7%     $    811     6.9%    $ (4,411)  (23.0%)
                          ========   =====     ========   =====     ========   =====      ========   =====     ========   =====
EBITDA .................  $    288     1.4 %   $  3,305     9.7%    $  6,944    12.8%     $  1,385    11.8%    $  2,049    10.7%

     Year Ended May 31, 1998 Compared to Year Ended May 31, 1997

     Net Sales. Net sales increased by $19.9 million, or 58%, to $54.1 million for fiscal 1998 from $34.2 million in fiscal 1997. The significant increase in net sales for fiscal 1998 from fiscal 1997 included increases in both commercial aerospace industry net sales (an $11.3 million increase) and defense industry net sales (a $3.5 million increase). The commercial aerospace industry net sales increase was primarily attributable to increases in production at Boeing and the related increase in demand from that customer for the Company's precision cast and machined products. The defense industry net sales increase was primarily attributable to an increase in orders of aerospace, satellite and weapons systems electronics products.

     Commercial aerospace industry net sales comprised 42.6% of total net sales in fiscal 1998, up from 34.5% of net sales in fiscal 1997. Defense industry sales comprised 19.9% of total net sales in fiscal 1998, down from 21.3% of net sales in fiscal 1997.


     The Company completed its Balo acquisition in February 1998 and its ESC acquisition, effective as of March 1998. These acquisitions expanded production of hermetically sealed product offerings and added relay, solenoid and flat panel display product lines. See "Business - Corporate History, and - Products, Processes and Markets - Assembled Electronics Products." Accordingly, net sales for fiscal 1998 also included approximately four months of operations of Balo and three months of operations for ESC, contributing approximately $4.3 million to net sales in fiscal 1998.


     Gross Profit. Gross profit increased by $6.4 million, or 78.0%, to $14.6 million for fiscal 1998 from $8.2 million in fiscal 1997. As a percentage of net sales, gross profit increased to 27.0% in fiscal 1998 from 24.0% in fiscal 1997, which was primarily attributable to increased efficiencies gained in manufacturing processes and in-house production of processes that had previously been purchased from outside vendors. The Company also believes that capital investments in equipment and production processes contributed to the improvement in gross profit margins.

     Operating Expenses. Operating expenses increased by $3.6 million, or 57.1%, to $9.9 million for fiscal 1998 from $6.3 million in fiscal 1997, partially due to the Balo and ESC acquisitions and increased levels of operations in fiscal 1998. As a percentage of net sales, operating expenses remained essentially unchanged.

     EBITDA. EBITDA increased by $3.6 million, or 109.1%, to $6.9 million for fiscal 1998 from $3.3 million in fiscal 1997. As a percentage of net sales, EBITDA increased to 12.8% in fiscal 1998 from 9.7% in fiscal 1997. The increase in EBITDA as a percentage of net sales during this period was primarily attributable to production efficiencies and improved capacity utilization.

     Net Interest Expense. Net interest expense increased $371,000, or 96.6%, to $755,000 for fiscal 1998 from $384,000 in fiscal 1997. This increase was primarily due to the Company's financing of capital equipment purchases and the debt incurred to finance the expansion of its Wenatchee facilities to support growth in net sales.


     Other Income (Expense). Other income (expense) represents non-recurring and non-operational income and expense for the period. Other expense increased to $853,000 in fiscal 1998 from income of $169,000 in fiscal 1997. This increase of $1,022,000 was due principally to a $1.0 million write-off of portions of notes receivable and associated debt restructuring and related expenses in connection with the termination of the Company's efforts during the third quarter of fiscal 1998 to form an information technology group.


     Net Income. Net income increased $1.9 million, or 111.8% to $3.6 million for fiscal 1998 from $1.7 million in 1997, primarily as a result of the factors discussed above.

     Year Ended May 31, 1997 Compared to Year Ended May 31, 1996

     Net Sales. Net sales increased by $13.5 million, or 65.2%, to $34.2 million for fiscal 1997 from $20.7 million in fiscal 1996. This increase was primarily attributable to larger order sizes for electronics products, due to broader market acceptance of the Company's electronics products and technologies, which increased sales of higher priced products and added new customers.


     The Company acquired NTI in April 1997, which added capabilities for explosive bonding of specialty metals. See "Business - Corporate History, and - Products, Processes and Markets - Explosive Bonding." Accordingly, net sales for fiscal 1997 included one month of operations of NTI, which contributed $183,000 to total net sales for that year.


     Gross Profit. Gross profit increased by $3.9 million, or 90.7%, to $8.2 million for fiscal 1997, up from $4.3 million in fiscal 1996. As a percentage of net sales, gross profit increased to 24.0% in fiscal 1997 from 20.7% in fiscal 1996. The increase in gross profit as a percentage of net sales was primarily attributable to achieving revenue levels which allowed for production efficiencies and increased capacity utilization. The Company also believes that its investments in manufacturing equipment contributed to improvements in gross profit margins.


     Operating Expenses. Operating expenses increased by $1.4 million, or 28.6%, to $6.3 million for fiscal 1997, from $4.9 million for fiscal 1996. As a percentage of net sales, operating expenses decreased to 18.3% in fiscal 1997 from 23.5% in fiscal 1996. The substantial decrease in operating expenses as a percentage of net sales was primarily attributable to the Company's improved ability to leverage its operating costs and the consolidation of certain operations to the Company's Wenatchee manufacturing campus. Specifically, both CDI in the electronics segment and Cashmere in the aerospace segment were consolidated into the Company's Wenatchee manufacturing campus. See "Business - Products, Processes and Markets - Assembled Electronics Products, and - Precision Machining."


     EBITDA. EBITDA increased by $3.0 million, or 1,000.0%, to $3.3 million for fiscal 1997, up from $300,000 for fiscal 1996. As a percentage of net sales, EBITDA increased to 9.7% in fiscal 1997, from 1.4% in fiscal 1996. The substantial increase in EBITDA as a percentage of net sales was primarily attributable to efficiencies gained in manufacturing processes, consolidation of certain operations to the Company's Wenatchee campus allowing for overhead efficiencies, and increases in net sales not requiring incremental increases in operating expenses.

     Net Interest Expense. Net interest expense decreased $114,000, or 22.9%, to $384,000 for fiscal 1997 from $498,000 in fiscal 1996, primarily as a result of the repayment of debt that was funded by proceeds from a July 1996 public and a February 1997 private offering of equity securities, and the reduction of bank line of credit balances throughout the year.

     Other Income (Expense). Other income increased to $169,000 in fiscal 1997 from income of $15,000 in fiscal 1996 primarily as a result of sale of scrap and recycling of excess materials in the manufacturing process.

     Net Income. Net income increased $2.7 million to $1.7 million for fiscal 1997 from a loss of $999,000 in fiscal 1996 primarily as a result of factors discussed above.


Results of Operations - Aeromet
-------------------------------


     The following table sets forth for the periods indicated certain historical statement of operations data of Aeromet expressed in U.S. dollars (in thousands) and as a percentage of net sales:

                                            Years Ended December 31,                  Five Months Ended May 31,
                                    --------------------------------------     --------------------------------------
                                           1996                 1997                 1997                 1998
                                    -----------------    -----------------    -----------------     -----------------
Net sales ........................  $ 41,939   100.0%    $ 48,697   100.0%    $ 19,069   100.0%     $ 24,212   100.0%
Cost of sales ....................    34,340    81.9       40,591    83.4       16,560    86.8        19,614    81.0
                                    --------   -----     --------   -----     --------   -----      --------   -----
Gross profit .....................     7,599    18.1        8,106    16.6        2,509    13.2         4,598    19.0
Operating Expenses ...............     7,098    16.9        6,482    13.3        2,832    14.9         2,590    10.7
                                    --------   -----     --------   -----     --------   -----      --------   -----
Income (loss) from operations ....       501     1.2        1,624     3.3         (323)   (1.7)        2,008     8.3
Net interest expense .............       731     1.7          754     1.6          349     1.8           274     1.1
Income tax benefit (expense) .....      (570)     --         (900)     --          (25)     --          (798)     --
                                    --------   -----     --------   -----     --------   -----      --------   -----

Net income (loss) ................  $   (800)     --%    $    (30)     --%    $   (697)     --%     $    936     3.9%

                                    ========   =====     ========   =====     ========   =====      ========   =====
EBITDA ...........................  $  3,912     9.3%    $  5,414    11.1%    $  1,217     6.4%     $  3,435    14.2%

     Five Months Ended May 31, 1998 Compared to Five Months Ended May 31, 1997

     Net Sales. Net sales increased by $5.1 million, or 26.7%, to $24.2 million for the five months ended May 31, 1998 from $19.1 million for the five months ended May 31, 1997. This increase was primarily attributable to increased sales of commercial aircraft components (particularly from Airbus related customers) and motorsports parts for the racing industry. Aeromet was able to capitalize on the increase in demand by increasing production capacity at its Rochester site, and retooling its Birmingham site from aircraft engine production to stretch forming of aluminum alloys.

     Gross Profit. Gross profit increased by $2.1 million, or 84.0%, to $4.6 million for the five months ended May 31, 1998 from $2.5 million for the five months ended May 31, 1997. As a percentage of net sales, gross profit increased to 19.0% of net sales for the five-month period in 1998 from 13.2% for the five-month period in 1997. The increase in gross profit as a percentage of net sales was primarily attributable to increased efficiencies at the Rochester and Birmingham sites, after completion of construction and retooling at both sites during the first half of 1997, which enabled Aeromet to increase production. In addition, at its Worcester site, Aeromet reorganized its manufacturing management and significantly reduced scrap levels.

     Operating Expenses. Operating expenses decreased by $200,000, or 7.1%, to $2.6 million for the five months ended May 31, 1998 from $2.8 million for the five months ended May 31, 1997. As a percentage of net sales, operating expenses decreased to 10.7% for the five-month period in 1998 from 14.9% for the five-month period in 1997. This decrease in operating expenses as a percentage of net sales was primarily attributable to a reduction of the sales and marketing force.

     EBITDA. EBITDA increased by $2.2 million, or 183.3%, to $3.4 million for the five months ended May 31, 1998 from $1.2 million for the five months ended May 31, 1997. As a percentage of net sales, EBITDA increased to 14.2% for the five-month period in 1998 from 6.4% for the five-month period in 1997. This increase in EBITDA as a percentage of net sales was attributable to the combination of the increased gross margins and decreased operating expenses in the 1998 period as compared to the 1997 period.

     Net Interest Expense. Net interest expense decreased $75,000 or 21.5% to $274,000 for the five months ended May 31, 1998 from $349,000 for the five months ended May 31, 1997. Such decrease was due to lower short-term borrowings.

     Net Income. Net income increased $1.6 million to $936,000 for the five months ended May 31, 1998 from a loss of $697,000 for the five months ended May 31, 1997, primarily as a result of the factors discussed above.

     Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Net Sales. Net sales increased by $6.8 million, or 16.2%, to $48.7 million for the year ended December 31, 1997 from $41.9 million for the year ended December 31, 1996. This increase in annual net sales was primarily attributable to production efficiencies and manufacturing improvements achieved at two of Aeromet's sites, providing for increased operating efficiencies and product throughput. In addition, sales continued to increase in commercial aircraft components and motorsports parts businesses.

     Gross Profit. Gross profit increased by $500,000, or 6.6% to $8.1 million for the year ended December 31, 1997 from $7.6 million for the year ended December 31, 1996. As a percentage of net sales, gross profit decreased slightly to 16.6% in 1997 from 18.1% in 1996. The decrease in gross profit as a percentage of net sales was primarily attributable to production delays during construction and retooling at two of Aeromet's production sites in the first half of the year. Aeromet estimates that gross profit during the second half of 1997 improved significantly after completion of those projects which enabled Aeromet to increase production and associated gross profit.

     Operating Expenses. Operating expenses decreased by $600,000, or 8.5%, to $6.5 million for the year ended December 31, 1997 from $7.1 million for the year ended December 31, 1996. As a percentage of net sales, operating expenses decreased to 13.3% in 1997 from 16.9% in 1996. This decrease in operating expenses was a result of reducing sales and marketing staffing within Aeromet, and managerial staff at one of Aeromet's manufacturing sites.

     EBITDA. EBITDA increased by $1.5 million to $5.4 million for the year ended December 31, 1997 from $3.9 million for the year ended December 31, 1996. As a percentage of net sales, EBITDA increased to 11.1% in 1997 from 9.3% in 1996. This increase was primarily attributable to the impact of gross profit changes described previously. As noted, EBITDA improved significantly in the latter half of the year.

     Net Interest Expense. Net interest expense increased $23,000, or 3.1%, to $754,000 for the year ended December 31, 1997 from $731,000 for the year ended December 31, 1996. Such increase was due to slightly higher outstanding credit facility balances due to increased working capital requirements.

     Net Loss. Net loss decreased to $30,000 for the year ended December 31, 1997 from a loss of $800,000 for the year ended December 31, 1996, primarily as a result of the factors discussed above.

Results of Operations - Pacific Aerospace after Aeromet Acquisition
-------------------------------------------------------------------
with Comparative Prior Year Quarterly Amounts
---------------------------------------------

     Quarter Ended August 31, 1998 Compared to Quarter Ended August 31, 1997


     Net Sales. Net sales increased by $7.4 million, or 62.9%, to $19.2 million for the quarter ended August 31, 1998, from $11.8 million for the quarter ended August 31, 1997. This increase included increases in both the Company's aerospace industry group net sales (a $5.6 million increase) and its electronics industry group net sales (a $1.8 million increase). The increase in the Company's net sales to the aerospace industry was attributable to (a) increases in production at Boeing which increased its demand for the Company's precision cast and machined products, and (b) the inclusion of one month of Aeromet sales. The increase in the Company's net sales to the electronics industry was primarily attributable to the acquisition in February 1998 of Balo and the ESC acquisition effective as of March 1998. Net sales contributed by Balo, ESC and Aeromet for the first quarter of fiscal 1999 were $779,000, $1,113,000, and $4,463,000, respectively.


     Gross Profit. Gross profit increased by $1.7 million, or 56.7%, to $4.7 million for the quarter ended August 31, 1998, from $3.0 million for the quarter ended August 31, 1997. As a percentage of net sales, gross profit decreased to 24.4% for the quarter ended August 31, 1998, from 25.3% for the quarter ended August 31, 1997. This decrease was primarily attributable to the acquisitions of ESC and Aeromet, which have comparatively lower average gross profit margins. Without ESC and Aeromet, gross profit as a percentage of net sales would have increased to 30.4% for the quarter ended August 31, 1998, primarily because of improved efficiencies from the development of manufacturing processes and in-house production capabilities that had previously been purchased from outside vendors and because of capital investments in equipment and production capabilities. Gross profit (loss) attributable to Balo, ESC and Aeromet for the first quarter of fiscal 1999 was $86,000, $(259,000) and $797,000, respectively.

     Operating Expenses. Operating expenses increased by $1.8 million, or 88.1%, to $3.8 million for the quarter ended August 31, 1998, from $2.0 million for the quarter ended August 31, 1997. This increase was partially due to costs related to the Balo, ESC and Aeromet acquisitions and increased levels of operations in the first quarter of 1999. As a percentage of net sales, operating expenses increased 2.7%, to 19.7% for the quarter ended August 31, 1998, from 17.0% for the quarter ended August 31, 1997. This increase is primarily attributable to the electronics industry group and the acquisitions of Balo and ESC. The increase in operating expenses as a percentage of net sales was partially offset by the acquisition of Aeromet, which had lower than average operating expenses in relation to net sales, in the first quarter of fiscal 1999. Operating expenses attributable to Balo, ESC and Aeromet for the first quarter of fiscal 1999 were $400,000, $287,000 and $473,000, respectively.

     Interest Expense. Interest expense increased by $939,000, or 722.3%, to $1,069,000 for the quarter ended August 31, 1998, from $130,000 for the quarter ended August 31, 1997. This increase was primarily due to (a) the debt incurred by the Company to finance the Aeromet acquisition, (b) the Company's financing of capital equipment purchases, and (c) the debt incurred to finance the expansion of the Company's Wenatchee facilities. Interest expense attributable to Balo, ESC and Aeromet (exclusive of interest related to the acquisition financing) for the first quarter of fiscal 1999 was $0, $45,000 and $0, respectively.

     Other Income (Expense). Other income (expense) represents non-recurring and non-operational income and expense for the period. Other income decreased $6,729,000 to an other expense of $6,721,000 for the quarter ended August 31, 1998, from other income of $8,000 for the quarter ended August 31, 1997. This decrease in other income was principally due to: (a) a $3,581,000 write-down in connection with ESC, and (b) a $3,103,000 write-down of the Company's investment in and guarantees related to Orca Technologies, Inc. The Company is presently considering its options regarding its investments in ESC and Orca and additional losses in the future are reasonably possible. See "Recent Events - Electronic Specialty Corporation, and - Orca Technologies, Inc.," below. Other income (expense) attributable to Balo, ESC (exclusive of the write-down discussed above), and Aeromet for the first quarter of fiscal 1999 was $60,000, $50,000, and $0, respectively.

     Net Income (Loss). Net income decreased $5,222,000 or 643.9% to a net loss of $4,411,000 for the quarter ended August 31, 1998, from net income of $811,000 for the quarter ended August 31, 1997, primarily as a result of unexpected Aeromet acquisition cost increases and the ESC and Orca write-downs. Before the ESC and Orca write-downs, the Company's net income for the first quarter of fiscal 1999 would have decreased $810,000 or 99.9% to $1,000 in the first quarter of 1999, from $811,000 for the first quarter of fiscal 1998, primarily as a result of the losses at Balo and ESC for the quarter. Pre-tax net income
(loss) attributable to Balo, ESC and Aeromet for the first quarter of fiscal 1999 was $(254,000), $(642,000) and $326,000 respectively. Aeromet pre-tax net income includes amortization of goodwill, but does not include interest expense associated with the acquisition indebtedness.


     Deferred Tax Assets. At August 31, 1998, the Company had net deferred tax assets of $1,677,000. In order to use these net deferred tax assets to reduce taxable income in future periods, the Company will need to increase its levels of pre-tax income and of capital gains. The Company expects to achieve these increases through (a) continued integration, cross selling, and operational efficiencies of its businesses, including Aeromet, and (b) future asset sales.


Liquidity and Capital Resources
-------------------------------

     Year Ended May 31, 1998 Compared to Year Ended May 31, 1997

     Cash generated from operating activities was $1.6 million for fiscal 1998 compared to cash used of $212,000 in fiscal 1997. The change in net cash from operations was primarily a result of 111.8% increase in net income from $1.7 million in fiscal 1997 to $3.6 million in fiscal 1998. The increase in net income was partially offset by increases in accounts receivable and inventories to support revenue growth. Increases in accounts payable, accrued liabilities and other liabilities also contributed to increased cash from operations.

     Cash used in investing activities increased from $2.0 million in fiscal 1997 to $16.7 million in fiscal 1998, an increase of $14.7 million. The change results primarily from the Company's increased investment in property and equipment of $6.5 million in fiscal 1998 compared to $2.1 million in fiscal 1997 and the issuance of $6.3 million in notes receivable in connection with the investment in a proposed information technology group. Of the total $6.3 million, a net of $4.6 million is represented by an investment in the common stock of a third party internet services provider. See "- Recent Events - Orca Technologies, Inc." and "Certain Transactions."

     Cash generated from financing activities increased by $19.0 million, to $23.5 million in fiscal 1998, from $4.5 million in fiscal 1997. During fiscal 1998, the Company completed several financing transactions, receiving net proceeds from long-term debt financing of $10.1 million (including net proceeds from convertible notes of $5.4 million); $2.2 million from the sale of Common Stock; net proceeds of $9.3 million from the sale of Series B Preferred, and $3.8 million from the proceeds from exercise of stock options and warrants. Cash generated by the equity financing transactions was offset to a certain degree by payments on long-term debt and capital leases of $1.5 million during the year.


     Capital expenditures were $10.3 million during fiscal 1998, which was higher than normal due to approximately $4.7 million for expansion of the Company's Wenatchee manufacturing facilities and acquisition and construction of its headquarters, with the balance of $5.6 million related primarily to purchases of machinery and equipment. During fiscal 1998, the Company substantially completed an addition to its Wenatchee facilities consisting of approximately 12,000 square feet of production space. The cost of this expansion was approximately $1.3 million. The Company has entered into a term loan with its primary senior lender for approximately $712,000 of these expansion costs. The Company has also acquired certain property adjacent to its existing Wenatchee on which it built an office building to house the Company's executive, administrative and accounting personnel. This facility was occupied in August 1998. Total project costs for the office building were approximately $3.5 million and were funded from working capital. In December 1998, the Company purchased the Balo facility for approximately $1.1 million. As of May 31, 1998, the Company had no material commitments outstanding for purchases of additional capital assets.

     The Company's working capital, as of May 31, 1998 and 1997, was $25.6 million and $13.1 million, respectively. The increase in working capital in fiscal 1998 over fiscal 1997 was primarily the result of the equity and financing activities discussed above and the Company's improved net income from operations.


     At May 31, 1988, the Company had net operating loss (NOLs) carryforwards for federal income tax purposes of approximately $4.9 million, the benefits of which expire in the tax year 2001 through the tax year 2011. The NOLs created by the Company's subsidiaries prior to their acquisition and the NOLs created as a consolidated group or groups subsequent to a qualifying tax free merger or acquisition, have limitations related to the amount of usage by each subsidiary or consolidated group as described in the Internal Revenue Code. As a result of these limitations, approximately $800,000 of the $4.9 million of NOLs will never become available. At May 31, 1997, the Company recorded a valuation allowance because management believed that it was uncertain that some portion or all of the deferred tax assets would be realized. At May 31, 1998, the Company eliminated the valuation allowance for deferred taxes due to management's assessment of improved probability of realization. The Company anticipates that its effective income tax rate will continue to approach the statutory rate in the future.

     Quarter Ended August 31, 1998 Compared to Quarter Ended August 31, 1997

     Financing Activities. Cash generated from financing activities increased by $71.2 million, to $77.2 million at August 31, 1998, from $6.0 million at August 31, 1997. During the first quarter of fiscal 1999, the Company completed two financing transactions, including the long-term debt offering of $75 million to finance the Aeromet acquisition and the completion of the Company's offering of the Preferred Stock and related Warrants. See "- Recent Events - Aeromet Acquisition - Note Offering, and - Preferred Stock Offering." Cash generated by these financing transactions was offset by payments on long-term debt and capital leases of $0.4 million during the quarter, and costs of issuance and financing.

     The Company's primary banking relationships include a revolving line of credit up to $6.3 million for the Company's U.S. operations, a revolving line of credit up to approximately $7.5 million (4.5 million pounds sterling) for Aeromet's operations, a term loan of approximately $700,000 for building improvements, and a term loan of $1.2 million for the construction of the Company's headquarters building.


     Capital Expenditures. The Company made capital expenditures of $2.1 million during the first quarter of fiscal 1999. This amount is higher than normal due to (a) $600,000 for the construction of its Wenatchee headquarters building, and
(b) $1.5 million related primarily to purchases of machinery and equipment. In August 1998, the Company completed and occupied its headquarters building, which consists of approximately 22,400 square feet of office space to house the Company's executive, administrative and accounting personnel. The total cost of this project was approximately $3.5 million. The Company has entered into a term loan with its primary senior lender for approximately $1.2 million of the building costs. In December 1998, the Company purchased the Balo facility for approximately $1.1 million. In connection with the Aeromet acquisition, the Company entered into an Option Agreement with Charles Baynes plc, which grants the Company a one-year option to purchase three of the facilities currently leased by Aeromet. As of August 31, 1998, the Company had no material commitments outstanding for purchases of additional capital assets.

     Working Capital. The Company's working capital, as of August 31, 1998 and May 31, 1998 was $46.7 million and $25.6 million, respectively. The increase in working capital at August 31, 1998 over May 31, 1998 was primarily the result of the Aeromet acquisition and the associated financing, and the sale of the Series B Convertible Preferred Stock. See "- Recent Events - Aeromet Acquisition, and
- Preferred Stock Offering."

     Future Capital Requirements. The Company believes that the net proceeds from the release of funds escrowed in connection with the Company's offering of the Preferred Stock and the proceeds of the Company's Fall 1998 Common Stock Offering, plus cash from operations, will be sufficient to meet the Company's cash requirements and to fund budgeted capital expenditures for fiscal 1999. See "- Recent Events - Preferred Stock Offering, and - Fall 1998 Common Stock Offering."


Recent Events
-------------

     Aeromet Acquisition

     Acquisition Transaction. On July 30, 1998, Pacific Aerospace & Electronics
(UK) Limited ("PA&E-UK"), a company organized under the laws of the United Kingdom and an indirect wholly-owned subsidiary of the Company, purchased all of Aeromet's issued and outstanding capital stock. The Aeromet acquisition was made pursuant to a Share Acquisition Agreement dated July 1, 1998, between Charles Baynes plc, Westpark Limited (an affiliate of Charles Baynes plc), PA&E-UK and the Company. In consideration for PA&E-UK's acquisition of all of Aeromet's issued and outstanding capital stock, the Company delivered to Westpark Limited (pound)42 million (or approximately $69 million) in cash. The purchase price was determined in arms-length negotiations between Charles Baynes plc and the Company. See "Risk Factors - Acquisition Risks."


     Note Offering. The Company funded the Aeromet acquisition from the net proceeds of an offering by the Company of 11 1/4% Senior Subordinated Notes due 2005 (the "Notes"). Subject to the terms and conditions of a Purchase Agreement (the "Purchase Agreement"), dated July 23, 1998, between the Company, the Company's U.S. subsidiaries (the "Subsidiaries"), and Friedman, Billings, Ramsey & Co., Inc. and BancBoston Securities Inc. (collectively the "Initial Purchasers"), the Initial Purchasers agreed to purchase, and the Company agreed to sell, Notes in the aggregate principal amount of $75 million. The Notes were issued pursuant to an Indenture, dated July 30, 1998 (the "Indenture") between the Company, the Subsidiaries and IBJ Schroder Bank & Trust Company, as trustee. The Notes (a) are senior subordinated, unsecured, general obligations of the Company, (b) will mature on August 1, 2005, unless previously redeemed pursuant to the Indenture, and (c) are jointly and severally guaranteed on a senior subordinated basis by each of the Subsidiaries. The Company is subject to a number of restrictive covenants under the Notes. In addition, if there is a change of control of the Company's Common Stock, the Company may be required to repay the Notes. See "Risk Factors - Restrictive Debt Covenants."

     Registration Rights. In connection with the Purchase Agreement, the Company and its Subsidiaries entered into a registration rights agreement with the Initial Purchasers, pursuant to which the Company (a) filed with the SEC a registration statement on Form S-4 on November 25, 1998, covering issuance of notes with identical terms as the Notes (the "Exchange Notes") which the Company will offer in exchange for the Notes, and (b) agreed to use its reasonable best efforts to cause the registration statement to be declared effective by January 26, 1999, among other things.


     Preferred Stock Offering


     In August 1998, the Company completed its offering of the Preferred Stock and the Warrants to the Selling Shareholders (the "Preferred Stock Offering") by issuing (a) an additional 70,000 shares of Preferred Stock, and (b) additional related warrants to purchase 97,221 shares of Common Stock, in exchange for a purchase price of $7,000,000 which had been held in escrow pending completion of the Aeromet acquisition. When combined with the first Preferred Stock closing in May 1998, the Company issued a total of 170,000 Shares of Preferred Stock and Warrants to purchase 236,109 shares of Common Stock, for a total purchase price of $17 million. See "Prospectus Summary - The Offering," "Description of Capital Stock - Preferred Stock - Series B Convertible Preferred Stock," and "Selling Shareholders."


     Electronic Specialty Corporation


     On April 13, 1998, the Company's subsidiary, ESC Acquisition Corp., acquired substantially all of the assets of Electronic Specialty Corporation (the "Seller"), including the name, and assumed certain of the Seller's liabilities. The Company engaged the Seller's president to be president of ESC after the closing. In June 1998, the Company terminated ESC's president. The Company subsequently became aware of certain differences between ESC's actual financial condition and the financial condition represented by the Seller in the closing documents. These differences included a significantly lower backlog and order flow, and significantly higher operating losses, than represented. As a result, the Company laid off approximately 30% of ESC's workforce later in June 1998, and another 35 employees in October 1998. A new general manager appointed by the Company in August has reassessed the business opportunities, including cash flow and revenue forecasts, which are significantly lower than previously forecasted. ESC is in the process of negotiating higher prices under certain of its contracts.

     ESC has incurred significant losses since its acquisition. At August 31, 1998, the Company wrote off its goodwill in ESC in the amount of $3,581,000 due to these losses, and due to its significantly lower future expectations of revenues and profits from ESC. In addition, the Company is investigating new product line opportunities and evaluating the feasibility of continuing older product lines and the business in general. Additional losses in the future are reasonably possible. See "Risk Factors - Acquisition Risks."


     Orca Technologies, Inc.


     At December 15, 1998, the Company held 2,289,309 shares of Orca's common stock (the "Orca Shares"), which, to the Company's knowledge, constituted approximately 17.91% of Orca's issued and outstanding common stock. The Company acquired 179,600 of the Orca Shares in a market transaction, and the other 2,109,709 of the Orca Shares pursuant to an April 1998 restructuring agreement between Orca and the Company. In the restructuring agreement, the Company (a) canceled certain loans owed it by Orca in exchange for the 2,109,709 shares of Orca's Common Stock, (b) agreed to continue guaranteeing Orca's credit facility of $1.3 million and an equipment lease of $373,000 for equipment used by Orca's then-subsidiary, Televar, Inc., and (c) accepted a $950,000 promissory note from Orca (the "Orca Note") as payment for certain third-party notes then owned by the Company. The Company sublets its Bothell, Washington office space to Orca for base rent of approximately $32,000 per month. See "Certain Transactions - Orca Technologies, Inc."

     The Company originally valued the Orca Shares on its balance sheet at $5,014,000. Due to decreases in the trading price of Orca's common stock on Nasdaq's over-the-counter bulletin board, the Company recorded unrealized losses on the Orca Shares, included in shareholders' equity, of $436,000 as of May 31, 1998. On August 31, 1998, the Company recorded a charge of approximately $2.3 million to reduce the value of its investment in the Orca shares to $2.7 million due to an other-than-temporary decrease in the traded market price of Orca common stock, and to include a liability related to certain guaranties by the Company of Orca liabilities. The Company had also reserved $250,000 of the Orca Note in the fourth quarter of fiscal 1998, and during August 1998, the Company reserved the remaining balance of $700,000.

     Orca has sold its Televar subsidiary to a third party. As of December 15, 1998, Orca was five months past due on the interest payments due on the Orca Note and on its lease payments to the Company. The Company has demanded full payment of the past due amounts from Orca; however, the Company has agreed to forbear on collecting payment of the past due amounts temporarily while Orca attempts to obtain financing. If the Company is unable to obtain release of its guarantees or collect the payments due on the Orca Note and sublease, or if the traded market price of Orca Common Stock decreases, the Company may incur additional significant losses as a result of its investment in Orca. See "Risk Factors - Acquisition Risks."


     Issuance of Common Stock to Liviakis

     In February 1998, the Company entered into a financial services agreement with Liviakis Financial Communications, Inc. ("Liviakis") to provide financial and public relations services to the Company. In connection with that consulting agreement, the Company issued to Liviakis and Robert B. Prag, one of its principals, warrants to purchase an aggregate of 1,290,000 shares of Common Stock for $4.62 per share. In August 1998, the Company, Liviakis and Mr. Prag entered into an agreement ("Liviakis Agreement") in which (a) a finder's fee claim by Liviakis against the Company was resolved in exchange for the Company's issuance of an aggregate of 590,000 shares of Common Stock to Liviakis and Mr. Prag under the exemption from registration provided in Section 4(2) of the Securities Act, and (b) Liviakis and Mr. Prag transferred the warrants previously issued to them to the Company for cancellation. No commissions were paid in connection with issuance of the shares to Liviakis and Mr. Prag. Under the Liviakis Agreement, Liviakis and Mr. Prag cannot transfer their shares of Common Stock until after February 1, 1999.

     Fall 1998 Common Stock Offering


     In November 1998, the Company issued an aggregate of 2,585,000 shares of Common Stock to accredited investors under Rule 506 of Regulation D, in exchange for aggregate cash consideration of $5,170,000. The Company paid $310,200 in commissions to a placement agent in connection with the offering. The Company agreed to file a registration statement registering these shares for resale during April 1999.

     Proposed Nova-Tech Acquisition

     In November 1998, the Company entered into a non-binding letter of intent to acquire NOVA-TECH Engineering, Inc. of Edmonds, Washington ("Nova-Tech") for a purchase price of approximately $7 million in cash and Common Stock. Nova-Tech is a professional engineering group that designs and manufactures highly specialized manufacturing equipment, primarily for the aerospace industry. Closing of the Nova-Tech acquisition is subject to a number of conditions, including the execution of a definitive agreement, receipt of a letter ruling from the IRS relating to Nova-Tech's employee stock ownership plan, and satisfactory completion of the Company's due diligence review, among other things. Due to these conditions, the Company does not expect to be in a position to close the acquisition until spring or summer 1999.


Year 2000
---------

     The Company is developing and carrying out a comprehensive strategy for updating its information management and manufacturing systems for Year 2000 compliance. The Company's information technology systems include customized and standard software purchased from outside vendors. All software has been identified and is being assessed to determine the extent of renovations required in order to be Y2K compliant. The Company believes that all software will be made Y2K compliant before the end of the Company's current fiscal year through vendor-provided updates or replacement with other Y2K compliant hardware and software. The Company is in the process of identifying significant non-IT systems which may be impacted by the Y2K problem, including those relating to production, processing and communication equipment and is in the process of determining through inquiries of equipment suppliers, as well as testing of such equipment, the extent of renovations required, if any. The Company believes its Y2K assessment will be completed before the end of the Company's current fiscal year, and that renovation, validation and implementation will be completed early in the next fiscal year.

     The Company is in the process of identifying third parties with which it has a significant relationship that, in the event of a Y2K failure, could have a material impact on the Company's financial position or operating results. The third parties include energy and utility suppliers, creditors, material and product suppliers, communication vendors and the Company's significant customers. These relationships, especially those associated with certain suppliers and customers, are material to the Company and a Y2K failure by one or more of these parties could result in a material adverse effect on the Company's operating results and financial position. The Company is making inquiries of these third parties to assess their Y2K readiness. The Company expects that this process will continue throughout the current and subsequent fiscal year.


     The Company expects that costs to address Y2K issues will total approximately $250,000, of which approximately $125,000 will be spent in fiscal 1999, with the remainder being spent during fiscal 2000. Costs include salary and fringe benefits for personnel, hardware and software costs, and consulting and travel expenses associated, directly or indirectly, with addressing Y2K issues. Y2K issues have received a high priority within the Company and, as a result, certain other IT projects have been delayed. While such non-Y2K projects are expected to enhance operational efficiencies and improve the quality of information available to management, the delay of such projects is not expected to have a material adverse impact on the Company's operations. Worst case Y2K scenarios could be as insignificant as a minor interruption in production or shipping resulting from unanticipated problems encountered in the IT systems of the Company or any of the significant third parties with whom the Company does business. The pervasiveness of the Y2K issue makes it likely that previously unidentified issues will require remediation during the normal course of business. In such a case, the Company anticipates that transactions could be processed manually while IT and other systems are repaired and that such interruptions would have a minor effect on the Company's operations. On the other hand, a worst case Y2K scenario could be as catastrophic as an extended loss of utility service resulting from interruptions at the point of power generation, long-line transmission, or local distribution to the Company's production facilities. Such an interruption could result in an inability to provide products to the Company's customers, resulting in a material adverse effect on the Company's operating results and financial position. The Company is in the process of developing a contingency plan in the event of a catastrophic Y2K problem and expects to have a plan in place early in the next fiscal year.


New Accounting Pronouncements
-----------------------------

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130, which is effective for fiscal years beginning after December 15, 1997, requires restatement of financial statements for earlier periods to be provided for comparative purposes. The Company has not determined the manner in which it will present the information required by SFAS No. 130 in its annual financial statements.

     In June 1998, the FASB issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. The Company anticipates that implementing the provisions of SFAS No. 131 will not have a significant impact on the Company's existing disclosures. The Company has not determined the manner in which it will present the information required by SFAS No. 131 in its annual financial statements.


     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires the recognition of all derivatives in the consolidated balance sheet as either assets or liabilities measured at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company has not yet determined what impact SFAS No. 133 will have on its financial position or results of operations when such statement is adopted.

                                    BUSINESS


     The Company develops, manufactures and markets high-performance electronics and metal components and assemblies for the aerospace, defense, electronics and transportation industries. The Company has acquired and integrated nine operating companies since 1990. The Company's consolidation strategy is to identify and acquire companies that it believes will (1) provide the opportunity for increased sales to the Company's existing customers and for new sales to the Company's potential customers, and (2) extend or vertically integrate the Company's manufacturing capabilities or product lines.

     Most recently, the Company acquired Aeromet on July 30, 1998. The Aeromet acquisition nearly doubled the Company's size, and significantly expanded its customer base and product offerings. Aeromet is one of the leading suppliers in the United Kingdom of magnesium and aluminum precision sand and investment castings, and titanium and aluminum formed sheet products, for the aerospace, defense and motorsport industries in Europe. Aeromet's casting and forming technologies and products are complementary extensions of the Company's existing precision metals product lines.

     The Company's headquarters are located at 430 Olds Station Road, Wenatchee, Washington 98801, and its telephone number is (509) 667-9600.

Corporate History
-----------------

     The Company has integrated nine operating companies since 1990. These acquisitions were each accounted for as purchases. The following chart identifies each of these acquisitions, the year in which each acquisition was completed and the current location of the acquired company's facilities, assets or processes:


                 Acquired Company                       Year of Acquisition          Current Location
---------------------------------------------------     -------------------      ------------------------
Pacific Coast Technologies, Inc. ("Pacific Coast")             1990              Wenatchee, Washington
Cashmere Manufacturing Co., Inc. ("Cashmere")                  1994              Wenatchee, Washington
Ceramic Devices, Inc. ("Ceramic Devices")                      1995              Wenatchee, Washington
Aeromet America, Inc. ("Aeromet America")                      1996              Entiat, Washington
     (previously known as Morel Industries, Inc.)
Seismic Safety Products, Inc.                                  1996              Wenatchee, Washington
Northwest Technical Industries, Inc. ("NTI")                   1997              Sequim, Washington
Balo Precision Parts, Inc. ("Balo")                            1998              Butler, New Jersey
Electronic Specialty Corporation and Displays
     & Technologies, Inc. ("ESC")                              1998              Vancouver, Washington
Aeromet International plc ("Aeromet")                          1998              England (five locations)


Business Strengths
------------------

     Significant Customer Base

     The Company counts among its customers many of the world's leading aerospace, defense, electronics and transportation companies, including those on the following chart. The Company believes that one of the key advantages of the Aeromet acquisition is the opportunity it creates for the Company to access a significant base of additional customers.

U.S. Operations                        U.K. Operations
==================================     ======================
The Boeing Company                     British Aerospace plc
PACCAR                                 Rolls Royce plc

Raytheon/Hughes Aircraft Company       GKN Westland Aerospace

Honeywell, Inc.                        Lucas Aerospace plc
Lockheed Martin Corporation            Alenia (Aermacchi)
Northrop Grumman Corporation
Space Systems/Loral, Inc.
Westinghouse Electric Corporation
TRW, Inc.
Litton Industries

     Strong Position in Major Aerospace and Defense Programs

     The Company supplies components and parts to Boeing for each of Boeing's 737, 747, 757, 767 and 777 commercial aircraft construction programs. Aeromet participates in the Airbus A300/310, A320 and A330/340 commercial aircraft construction programs. In addition, both the Company and Aeromet participate in major defense and military aircraft programs.

     Diversity of Product Offerings and Capabilities

     The Company manufactures a broad range of precision cast, machined and assembled electronics products. The Company collaborates with many of its customers to develop products that meet specific design or customization requests. In addition, many of the Company's custom-developed electronics components have become widely accepted in the industry. The Company believes that its experience and capabilities in working with the changing needs of its customers will allow it to continue to respond to changing market trends in its industries.

     Strong Technology Position


     The Company utilizes specialized manufacturing techniques, advanced materials science, process engineering and proprietary technologies or processes in the manufacture of their metals and assembled products. In particular, the Company's U.S. operations have a broad base of expertise in the manufacture of cast aluminum products using lost foam, sand and permanent mold casting technologies, and in its precision machined, explosively bonded and assembled electronics products. Aeromet possesses specialized expertise in casting magnesium and aluminum products using lost wax and sand casting techniques and its licensed "Sophia Process" technology, and in super plastic forming of titanium and stretch forming of aluminum alloys. The Company owns 32 U.S. patents used in the manufacture of its electronics products and one European patent. The Company also has three patent applications pending in the U.S. and one patent application pending in Canada. The Company maintains an ongoing program of evaluating and protecting its proprietary rights and processes.


Strategy
--------

     The Company's objective is to generate profitable growth by taking advantage of available opportunities in its industries. The Company believes that pursuing the following business strategies will enable the Company to increase market penetration, create operating efficiencies and enhance its competitive position in its core markets.

     Leverage the Aeromet Platform

     The Aeromet acquisition significantly enhanced the Company's commercial aerospace and defense industry presence and provides the Company with a solid platform from which to access major European commercial aircraft and aircraft engine programs as well as markets within the European defense and transportation industries. These markets would be difficult for the Company to enter without a physical presence in Europe. The Company also believes that Aeromet may provide a strategic opportunity for pursuing acquisitions of other European aerospace, defense and transportation companies on a model similar to that which the Company has pursued successfully in the United States.

     Increase Margins Through Enhanced Marketing and Vertical Integration


     The Company's strategy is to improve profit margins and revenues by (1) consolidating the marketing of companies that share similar product lines or customer bases and by leveraging the synergies among its consolidated companies in order to increase customer penetration, (2) continuing to vertically integrate its manufacturing processes in order to improve operating efficiencies, and (3) to develop new products and product enhancements. A key component of this strategy is to use the Company's expertise in advanced materials science and in the manufacture and assembly of precision products to identify new products, services and markets. The Company also intends to capitalize on the current shift of commercial aircraft manufacturers and defense contractors toward purchasing from a smaller number of suppliers that can supply more complete systems and pre-assembled parts. Assembled parts and systems generally are higher margin products than individual metal parts. By producing products that integrate the Company's metals casting, forming and machining expertise with its expertise in the manufacture of connectors, seals, filters, relays and electronic packages, the Company expects to improve its profit margins and position itself to capture a larger share of its customers' total product requirements.

     Leverage Product Development through Strategic and Proprietary Technologies

     The Company develops new products from existing technologies in response to specific customer requests. The Company plans to continue development of new products for its customers and, where appropriate, to apply for additional patents for those new technologies. The Company may acquire additional strategic and proprietary technologies from third parties and expects to continue to develop its research and development capabilities. The Company does not expect to devote substantial resources to research and development that is not funded by customers.

     Pursue Other Strategic Acquisitions

     The Company believes that there are and will continue to be opportunities to grow the Company and enhance its profitability through acquisitions. The Company intends to continue to pursue acquisitions of companies and technologies that it believes will provide the opportunity for increased sales penetration with existing customers and new sales to potential customers, and that will extend and vertically integrate the Company's products and technologies.

Industry Overview
-----------------

     The aerospace supply industry is currently enjoying favorable trends driven by strong growth in commercial aircraft fundamentals. Industry sources estimate that the worldwide market for aircraft, including components, will be approximately $520 billion over the ten-year period of 1997 through 2007.


     Demand for aerospace components is closely related to delivery and use rates for commercial aircraft. Delivery and use rates are in turn directly related to the actual and projected volume of passenger and freight traffic, average aircraft age and global fleet size. According to the Boeing 1998 Current Market Outlook, world air traffic grew 6% from 1996 to 1997, following a 7% increase in the previous year. In early 1998, Boeing and Airbus forecast that world air traffic will grow by more than 5% each year over the next ten years. Boeing also projects that during this same period domestic and international airlines will lease or purchase over 7,600 new aircraft, thereby increasing the worldwide commercial fleet from approximately 12,300 aircraft at the end of 1997 to approximately 17,700 aircraft (net of retirements) at the end of 2007. Asia's economic crisis, however, has led to a reduction in air traffic growth and a corresponding reduction in demand for new commercial aircraft. As of December 1, 1998, Boeing revised its production rates to reduce projected deliveries through 2000.

     In 1997, Boeing delivered over 320 new aircraft compared to 220 new aircraft it delivered in the prior year. In 1997, Airbus delivered 182 new aircraft compared to 126 in the prior year. Boeing has predicted that it will deliver 550 airplanes in 1998. In December, however, Boeing announced plans to produce 620 aircraft in 1999, but only 490 in 2000, a drop of 21%.


     Additionally, according to the U.S. Department of Defense, defense procurement funding is expected to grow by 40%, from approximately $43 billion in 1998 to approximately $60 billion in 2001. The Company believes that both its electronics and aerospace business segments will benefit from this trend.

     As in other transportation segments, aircraft manufacturers and defense contractors have been actively searching for ways to improve the quality and reduce the cost of their manufactured products. One major area of focus has been the manner in which they work with their supply base. Similar to automotive manufacturers, aircraft manufacturers and defense contractors have increasingly become product designers and assemblers rather than vertically integrated manufacturers. As a result, these manufacturers are outsourcing component manufacturing to independent suppliers, seeking to benefit from an independent supplier's lower cost structure and specialized manufacturing knowledge. Suppliers that demonstrate an ability to effectively deliver a high quality product on the required delivery schedule at a reasonable cost will benefit from this shift. In addition, commercial aircraft manufacturers are tending, and defense contractors are being strongly encouraged by the U.S. Department of Defense to purchase from suppliers that can supply more complete systems and pre-assembled parts. These shifts are leading to a consolidation in the supply base. Certain segments of the aerospace supply base are already consolidated, such as engines, avionics and landing gear. Other segments, however, including structural components and electronics, remain fragmented. The Company believes that this trend toward consolidation presents an opportunity for suppliers with the financial and management resources to complete acquisitions and expand their operations.

     The electronics industry is similarly enjoying revenue growth in several product sectors. According to the Economic Industries Alliance, the annual worldwide market for electronics and components produced in the United States totaled approximately $460 billion in 1997, representing an 11% increase over 1996 figures. Electronics components comprise the largest portion of the worldwide electronics market, accounting for $148 billion in sales in 1997. The Company estimates the current size of the electronics connector market to be approximately $1 billion in annual sales. The Company believes that both defense industry sales and sales of hermetically sealed components accounted for significant portions of that market. Additionally, the Company estimates the size of the electronics packaging market to be over $50 million in annual sales.

     The growth in the electronics industry has been fueled by several factors, including the rapid pace of technological advancement and development of new products. The growth in demand by consumers and businesses for technologically advanced electronics products has prompted manufacturers to create more elaborate designs, which frequently require more components per unit. Additionally, international demand for advanced electronics components is growing rapidly as an increasing array of more complex products becomes available in developing regions. The Company expects these favorable trends in the electronics industry to continue and believes the outlook for the electronics component supply industry will continue to be strong.

-------------------------------------------------------------------------------
References to the "Company" in the following subsections of this "Business" section do not include Aeromet, which is discussed separately.
-------------------------------------------------------------------------------


Products, Processes and Markets


     The products, manufacturing processes and markets of the Company in fiscal 1998 and of Aeromet, and the industry segments in which they operate, are summarized separately below. For segment analysis, see "Notes to Consolidated Financial Statements - Note 3" in the Company's financial statements for May 31, 1998.



------------------------------------------------------------------------------------------------------------------------------------
Segments           Manufacturing Processes                            Sample Products                    Company/Facility
------------------------------------------------------------------------------------------------------------------------------------
Aerospace  Metals Forming      Hot and superplastic        Jet engine bulkhead components, airframe     Aeromet: Welwyn
                               titanium forming            and engine details, helicopter erosion       Garden City, England
                                                           shields
                               -----------------------------------------------------------------------------------------------------
                               Cold stretch                Aircraft skin panels, leading edges and      Aeromet:
                               aluminum forming            acoustic panels                              Birmingham, England
------------------------------------------------------------------------------------------------------------------------------------
           Precision Casting   Sand, lost foam and         Aircraft and truck parts                     Pacific Aerospace:
                               permanent mold casting                                                   Entiat, Washington
                               -----------------------------------------------------------------------------------------------------
                               Investment casting          Aircraft parts                               Aeromet: Worcester
                                                                                                        and Rochester, England
                               -----------------------------------------------------------------------------------------------------
                               Sand casting                Aircraft engine parts and windscreen         Aeromet:
                                                           canopies; motorsport engine parts            Sittingbourne, England
           -------------------------------------------------------------------------------------------------------------------------
           Precision           Precision machining         Aircraft parts                               Pacific Aerospace:
           Machining           of bonded and cast metals                                                Wenatchee, Washington

                                                                                                        ----------------------------
                                                                                                        Aeromet:
                                                                                                        Sittingbourne, England

------------------------------------------------------------------------------------------------------------------------------------
Electronics Explosive Bonding  Explosive bonding           Bonded stainless steel and aluminum for      Pacific Aerospace:
                               of dissimilar metals        use in electronic connectors and             Sequim, Washington
                                                           assemblies
           -------------------------------------------------------------------------------------------------------------------------
           Assembled           Design and                  Electronic connectors and assemblies with    Pacific Aerospace:
           Electronic Products manufacture                 ceramic and glass hermetic seals             Wenatchee, Washington
                                                                                                        Butler, New Jersey
                                                           -------------------------------------------------------------------------
                                                           Ceramic discoidal electromagnetic filters    Pacific Aerospace:
                                                           and capacitors                               Wenatchee, Washington
                                                           -------------------------------------------------------------------------
                                                           Relays and solenoids; ruggedized flat        Pacific Aerospace:
                                                           panel displays                               Vancouver, Washington
------------------------------------------------------------------------------------------------------------------------------------

     Metals Forming

     At its Welwyn Garden City and Birmingham facilities, Aeromet uses hot and cold metal forming technologies to manufacture titanium and aluminum assemblies and details for the commercial aerospace and defense industry. Aeromet also performs finishing, welding, brazing and riveting processes on these parts. Testing of these products is done using non-destructive techniques and in-house X-ray facilities. Interactive discussions with customers enable Aeromet to match component design closely to the most suitable forming process.

     Hot Forming of Titanium. Aeromet's Welwyn Garden City facility specializes in hot and super-plastic forming of titanium, and the Company believes it has the largest independent capability in the European Union for that process. Unlike most sheet metal materials, titanium and its alloys are extremely difficult to form in a cold condition. To overcome this, Aeromet has developed at its Welwyn Garden City site a variety of hot forming processes, including hot die forming, hot brake press forming, superplastic forming, gas blow forming and hot stretch-forming. These processes maximize weight savings, maintain structural integrity, minimize cost and enable the designer to manipulate the developing alloys into complex shapes. The components have no spring back, little or no residual stress and are repeatable in form and thickness. Aeromet undertakes responsibility for the design and manufactures the necessary tooling using its in-house pattern facility, coupled with a tool bedding, fettling and surface dressing capability. The forming equipment consists of air circulating, low thermal mass heat treatment furnaces for temperatures up to 1,100 degrees centigrade and related quenching facilities. The Welwyn Garden City site also has the capability to chemically mill three-dimensional components in titanium. Aeromet markets its hot-formed titanium products primarily to the commercial aircraft, helicopter and military aircraft markets. Aeromet's titanium products include jet engine Nacelle bulkhead components, airframe and engine details and erosion shields for helicopters. Aeromet's titanium products are included on the Airbus model 320, 321, 330 and 340 aircraft, the Boeing model 717 and 737 aircraft and the Dash 8-400 aircraft.

     Cold Forming of Aluminum Alloys. At its Birmingham facility, Aeromet specializes in the pressing and cold forming of aluminum alloys used for aircraft skin panels, leading edges and acoustic panel liners. Stretch forming is a process well suited to producing aircraft skin panels and leading edges. Specialized equipment in the Birmingham facility has the capability to form sheets up to 8 feet wide and up to 13 feet long with stretching loads of up to 700 tons being applied. Most tools are machined from oxidation-resistant stainless steel castings, and forming dies up to four tons can be handled. Together with specialist gripper jaws and rotational platen, this enables Aeromet to stretch-form aluminum alloys into a wide variety of shapes and sizes. Aeromet's capabilities extend from design to completion, including tooling design and manufacture, forming, chemical milling, trimming, assembly and quality control. The cold formed aluminum alloy products are marketed primarily to the aerospace market.

     Precision Casting

     Pacific Aerospace. At its Aeromet America facility in Entiat, Washington, the Company designs and manufactures precision cast aluminum parts using permanent mold, sand and lost foam casting technologies. The cast parts produced at the Aeromet America facility are sold principally to the transportation and aerospace industries.

          Permanent Mold Casting. The permanent mold process is well-suited for high strength, long production life parts that do not require frequent changes in design and can be made in high volume. The Company uses this process primarily to produce components used in diesel engines and other structural parts for the transportation industry. The permanent mold process uses a cast iron mold to shape the part to be cast. Molten aluminum is ladled into the heated mold and, once cooled, the casting is removed from the mold. As the mold is not destroyed in the production process, it can be reused.

          Sand Casting. The sand casting process is more appropriate for lower volume parts. This process uses a wooden pattern of the part to be cast, with complex geometry and high metalicized quality. The Company uses this process to produce parts for the aerospace industry such as housings. An automatic molding machine hydraulically squeezes molding sand to accurately reproduce the pattern. After molten aluminum is poured into the mold, the sand is removed, leaving the casting. The sand mold is destroyed in the process but the sand may be recycled for future moldings.

          Lost Foam Casting. The lost foam process is well-suited for producing parts with complex patterns, which reduces the amount of machining that would be required if the parts had been made with sand or permanent mold castings. The Company uses this process to produce support brackets and housings for the transportation and aerospace industries. In the lost foam process, the pattern is created from expanded polystyrene beads. The foam pattern is then suspended in a large metal flask and surrounded with dry sand. Molten aluminum is poured directly on the pattern, which vaporizes as the aluminum replaces every detail of the pattern. The lost foam process allows for complex details of a part to be cast with little or no touch-up, and the tooling used to create the polystyrene patterns has an unlimited life as the tooling only comes in contact with the polystyrene beads.

     Aeromet. At its Rochester, Worcester and Sittingbourne, England facilities, Aeromet manufactures aluminum investment castings and aluminum and magnesium precision sand castings. Aeromet is a European leader in the production of light alloy sand and investment castings for the commercial aerospace and defense sectors.

          Precision Investment Casting. At its Worcester, England facility, Aeromet manufactures aluminum investment casting products, including aircraft and defense system components such as electronic enclosures, aircraft engine outer guide vanes, navigation lights, wing tip fences, winglet components, duct stators and heads up display units. At its Rochester, England facility, Aeromet manufactures aircraft components such as pressure tight fuel connectors. The versatility, accuracy and replicability of the investment casting process provides many advantages over more traditional methods of machining and fabricating metal products from solid components. The investment casting process uses a metal die manufactured to required specifications. Aeromet's precision tooling capabilities permit production of metal dies that incorporate a variety of details and features. A die can be reused to produce the required number of parts without degradation to the original die. Aeromet's production of the die gives the customer an incentive to order additional units of the part from Aeromet.

          Sophia Process Investment Casting. At its Worcester, England facility, Aeromet uses the computerized "Sophia Process" to manufacture significantly larger, more complex castings than can be made as a single part using more traditional investment casting processes. Aeromet is one of only four licensees of the Sophia Process, and is licensed to make and sell metal castings in the United Kingdom, Ireland, Australia, New Zealand and certain African and Asian countries. Parts made with the Sophia Process have relatively thin wall thickness but have strength and ductility values comparable to fabricated, forged and machined solid components. The Sophia Process stringently controls the heat level and process parameters to make lighter but stronger components that resist fracture and fatigue, and reduces machining, fabrication and assembly costs, by eliminating both doublers at material interfaces and the weakness and stress associated with riveted assemblies. Aeromet uses high strength alloys with good castability to ensure that the integrity and enhanced properties from one casting are identical to the next, and to achieve the desired combination of tensile strength, ductility and elongation. Parts made with the Sophia Process are used for the commercial aerospace, defense and transportation industries. Such applications include civil aircraft, military aircraft, missiles and underwater weapons applications and applications for the motorsport industry. Aeromet is using the Sophia Process to produce components for the Airbus A320, A330 and A340 aircraft, such as navigation light housings and wing tip fences, as a single part. Parts manufactured with the Sophia Process constituted 2% of Aeromet's 1997 net revenues. The Company believes that the advantages of the Sophia Process and the increasing customer awareness of those advantages will result in increased demand for parts fabricated using the Sophia Process.

          Sand Casting. At its Sittingbourne, England facility, Aeromet manufactures aluminum and magnesium alloy precision sand castings, including machined and finished parts for the commercial aerospace, defense and motorsport industries. Sand casting is suitable for products that are larger than the typical investment casting parts or products that require heavy wall sections. These products include aircraft engine heat exchangers and air intakes, aircraft engine fuel pump housings, aircraft windscreen canopies and high performance motorsport engine components and gearboxes. The aluminum and magnesium alloys have high strength and long freezing ranges and are resistant to elevated temperatures. For such customer requirements, sand casting provides an effective method of producing components with strength and uniformity. Aeromet has made significant advances in both the process and materials technology for magnesium and aluminum sand castings. Aeromet uses engineered patterns utilizing computer assisted design technologies in order to achieve repeatable high casting integrity and enhanced mechanical properties. Aeromet has complete non-destructive testing and inspection facilities, such as dye penetrant flaw detection and X-ray testing of components, as required by the rigorous standards of the aerospace industry.

     Precision Machining

     Pacific Aerospace. At its Cashmere facility in Wenatchee, Washington, the Company operates a precision machine shop that produces precision machined components, structural parts and assemblies principally from aluminum, titanium, stainless steel and explosively bonded metals for the commercial aerospace and defense industries. These products range from small connectors to complex assemblies for use in commercial and military aircraft, heavy trucks and seismic safety gas shutoff valves. The Company uses computerized numerical control ("CNC") machining cells to manufacture particularly complex components and assembly housings. The Company builds its machined products either to customer specifications or according to an engineering and tooling design developed by the Company to suit a customer's particular need. The Company has a direct computer link to Boeing that allows immediate access to the drawings for Boeing parts. The Company inspects and tests its machined products at various stages of production using non-destructive methods such as X-ray, ultra-sound, manual and computerized measuring instruments, eddy current and dyes before being passed for shipment to the customer. The Company's machining operations are ISO 9002 compliant and are also D1-9000A Boeing approved, qualifying it to perform work for most aerospace, medical equipment and general electronic companies.

     In response to changes in its customers' manufacturing processes, the Company often supplies its precision machined parts on a "just in time to point of use" basis. As a result of these processes and the high quality of its machined parts, the Company has won numerous awards for supplier excellence from Boeing, Northrop Grumman and Kawasaki. In addition, the Company was recently recognized as Kawasaki Heavy Industries' 1998 supplier of the year.

     Aeromet. At its Sittingbourne, England facility, Aeromet operates a precision machine shop that provides machinery and assembling capabilities for Aeromet's casting and forming operations. This machining facility has the technical capabilities to provide the range of machining services for complete production and finishing of components, including design, pattern production, casting and final machining of a component. Aeromet also performs specialized machining of small detail components in steel and titanium.

     Explosive Bonding

     At its NTI facility in Sequim, Washington, the Company manufactures over 30 specialty metals using explosive metallurgical technology. Using this technology, an explosive charge combines, at the molecular level, the surfaces of metals such as aluminum and stainless steel, that will not normally bond to each other using adhesives or welding. The result is a strong but lightweight metal that can be machined and welded into complex assemblies. The Company finishes the metals to the customer's specifications using milling, welding, lathe and rolling techniques, and tests the finished products in its metallurgical lab using non-destructive testing such as dye penetration and ultrasonic scanning. The Company also uses its explosive technology to shock-harden metals for use in applications where extremely high tensile strength is required, such as rail track intersections and switch components and to pressure form complex metal parts under water.


     The Company's explosively bonded metals are used by customers in the aerospace, defense, energy and marine industries. Explosively bonded metals are used to fabricate products for highly specialized applications such as satellites, aircraft and missiles where weight minimization is a critical factor; oil drill heads, aircraft engine exchange tubes, and flanges and feed-throughs for nuclear particle accelerators where strength at high temperature and heat dissipation are critical; and naval interfaces and structures where galvanic corrosion resistance is a requirement.


     Assembled Electronics Products

     The Company develops, manufactures and markets a wide array of complex hermetically-sealed electronic connectors and assemblies, ceramic capacitors and filters, relays and solenoids and flat panel display units. These products are used for specialized applications in the aerospace, defense, telecommunications, energy, medical and electronics industries. Many of the Company's assembled electronics products are specifically engineered to withstand degradation or destruction in harsh environments, such as the ocean, space and the human body. These environments experience extremes in temperature, pressure, corrosiveness and impact that can make product repair or replacement difficult or impossible. To meet the demands of these challenging applications, the Company has developed or acquired 32 patents and many proprietary processes. The types of assembled electronics products manufactured by the Company, and their respective manufacturing processes are as follows:


     Hermetically Sealed Products. At its Pacific Coast facility in Wenatchee, Washington, and at its Balo facility in Butler, New Jersey, the Company designs and manufactures two types of hermetically sealed electronic connectors, feed-throughs, assemblies and instrument packages. Electronics must be hermetically sealed when used in locations where the external environment can penetrate the unit. The product line manufactured at the Balo facility is sealed with a cost-effective, traditional glass-based sealant, which provides an effective seal in less demanding environments. The product line manufactured at the Pacific Coast facility is sealed with the Company's more expensive, proprietary Kryoflex ceramic sealant for use in products that must withstand extremely invasive environments, such as pacemakers, down-hole drilling tools, the fiber optic termini used on the international Space Station and radar arrays. Both lines of the Company's hermetically sealed products are manufactured to customer specifications using the Company's engineering and design expertise, metallurgical and ceramic analysis capabilities and ceramics formulation and production processes. Raw materials for the connectors' packages and assemblies are formed on the Company's machining centers, CNC lathes, Swiss screw machines and CNC-controlled laser welding machines. The Company also has the capacity to electroplate and chem film protect its products.


     The Company's Pacific Coast facility also manufactures hermetically bonded products using the Company's proprietary ceramic adhesive. This ceramic adhesive bonds metals that will not normally bond, such as aluminum and stainless steel. The resulting component is nearly as light as aluminum but has the superior bonding and sealing capacity of stainless steel, making it the preferred product where weight minimization is important, such as in space applications. The Company also holds patents in metal matrix composite technology, which the Company believes will allow it to produce even lighter, more durable electronics packages in the future.

     Ceramic Filters. At its Ceramic Devices facility in Wenatchee, Washington, the Company designs and manufactures very small, specialized multilayer discoidal (round) ceramic capacitors and filters. These products are advanced electronic circuit filtering devices designed to filter out electromagnetic interference ("EMI") and other undesirable electrical signals that pose significant problems for the manufacturers and users of high-performance, high-reliability electronic systems operating in harsh environments. The Company's products include mini screw-in filters for telecommunications, aerospace and defense applications; ring laser gyros; commercial eyelets for identification friend or foe systems and satellite amplifiers; high reliability bolts for the space shuttle's main engine controllers; filter pins and custom filter assemblies and broad bands for military display systems. The Company is an approved supplier of EMI devices to most aerospace and defense contractors, and uses these filters in its own hermetically sealed electronic products. The Company's Ceramic Devices operation has a self contained facility with plating, Swiss turning, assembly, and product testing capabilities, and has received a number of military and industry qualification ratings.

     Relays and Solenoids. At its ESC facility in Vancouver, Washington, the Company designs, manufactures and markets electromechanical devices, such as relays, solenoids, sensors, electronic assemblies, actuators, time delays and flat panel display units used in a wide variety of satellite, aircraft and military hardware applications. The Company's relay and solenoid products function as automatic electrical switches, designed to military specifications, for use in demanding environments. These high reliability but low power switches use only one to ten amperes, making them suitable for applications such as satellite power bus controllers and aircraft fuel control valves, and have been used in many space vehicles launched by the United States and European countries. The Company has specialized equipment for CNC milling, turning and welding which is used for producing these products.


     Flat Panel Displays and Optical Filters. Also at its ESC facility, the Company designs and manufactures ruggedized and optically enhanced flat panel displays and optical filters. The flat panel display unit is used for commercial and industrial applications that range from GPS displays and light control filters used on private and commercial aircraft to ground vehicle displays and automatic teller machine displays. These displays allow users to view the image at much higher temperatures and ambient light levels than standard commercial units. The Company's flat panel display product is an extended temperature range commercial liquid crystal display ("LCD") sandwiched between layers of glass and optical filter in the front, and heating and cooling units, and a computerized optical enhancer, in the back. The entire unit is mounted in a heavy duty housing.


Sales and Marketing; Distribution
---------------------------------

     The Company markets its precision cast and precision machined products using its direct sales force. The Company currently has direct regional sales personnel covering the west coast of the United States and intends to expand this sales force to cover other geographic regions as the Company's business expands. The Company markets its assembled electronics products in the United States, Europe and Japan through a network of manufacturer representatives and resellers, generally established on a geographic basis. In addition, the Company maintains an internal sales and customer service staff and engineering capability for its assembled electronics products to meet customer requirements for technical support. Aeromet utilizes its own employee sales force for sales of its products to customers in England and Wales. This internal sales force is organized into two groups, one group responsible for sales of precision castings and one group responsible for metal formed products. Aeromet uses independent agents to market its products to customers in Scotland and in countries other than the United Kingdom.

Customers
---------

     The Company's top five customers are Boeing, PACCAR, Northrop Grumman, Deere & Company and Honeywell. Aeromet's top five customers are British Aerospace, Rolls Royce, GKN Westland, Lucas Aerospace and Alenia (Aermacchi). Of these, only Boeing accounted for more than 10% of the Company's net sales for fiscal 1998 on a pro forma basis including Aeromet. Because of the relatively small number of customers for most of the products made by both the Company and Aeromet, the Company's largest customers can influence product pricing and other terms of trade. The loss of any of the

Company's or Aeromet's largest customers or reduced or canceled orders from any of those customers could have a material adverse effect on the Company and its financial performance.

     The Company and Aeromet currently serve substantially different customer bases in similar markets. For example, the Company currently supplies components and parts to Boeing (not currently a significant Aeromet customer) for each of Boeing's 737, 747, 757, 767 and 777 commercial aircraft construction programs. Aeromet currently supplies components and parts for each of Airbus' A300/310, A320 and A330/340 commercial aircraft construction programs, for which Pacific Aerospace is not currently a supplier. As a result, the Company expects that the Aeromet acquisition will provide substantial opportunities to cross market to the Company's and Aeromet's respective customer bases.

Backlog
-------


     The majority of the Company's sales are made pursuant to individual purchase orders and are subject to termination by the customer upon payment of the cost of work in process plus a related profit factor. Historically, the Company has experienced no significant order cancellations. As of May 31, 1998, the Company had purchase orders and contractual arrangements evidencing anticipated future deliveries ("backlog") through fiscal year 2000 of approximately $70.0 million. After giving pro forma effect to the Aeromet acquisition as if it had occurred on June 1, 1997, the Company would have had pro forma revenue backlog of approximately $110.0 million through fiscal year 2000, of which approximately $80.0 million is expected to be delivered in fiscal year 1999. There is no assurance that backlog will be completed and booked as net sales. Cancellations of pending contracts or terminations or reductions of contracts in progress could have a material adverse effect on the Company and its financial performance. See "Risk Factors - Backlog."


Competition
-----------

     The Company is subject to substantial competition in many of the markets it serves. In the hot forming market, the Company's competitors include Die Barnes Group Inc. and GKN Westland Aerospace (North America). In the cold forming market, the Company competes with companies such as AHF and Pendle as well as the in-house cold forming capabilities of certain of its customers, including British Aerospace. In the sand casting market, the Company competes with a number of regional foundries in its U.S. operations, and its U.K. competitors include SFU Naley, Hitchcock, and Teledyne Ryan Aeronautical. In the investment casting market, the Company's competitors include the Cercast Group, Tital and Tritech. In the precision machining market, the Company competes with a number of regional machine shops. In the assembled electronics markets, the Company's competitors include Amphenol Corporation, Hermetiz Seal Corporation, AVX Corporation, Spectrum Control, Inc. and Electronics Design and Communications Instruments. Many of these competitors have greater financial resources, broader experience, better name recognition and more substantial marketing operations than the Company, and represent substantial long-term competition for the Company.


     Components and products similar to those made by the Company can be made by competitors using a number of different manufacturing processes. Although the Company believes that its manufacturing processes, technology and experience provide advantages to the Company's customers, such as high quality, competitive prices and physical properties that often meet stringent demands, alternative forms of manufacturing can be used to produce many of the components and products made by the Company. Although the Company believes that its proprietary technology may give it a competitive advantage with respect to certain of its products, new developments by competitors are expected to continue. The Company's competitors may develop products that are viewed by customers as more effective or more economic than the Company's product lines. The Company may not be able to compete successfully against current and future competitors, and the competitive pressures faced by the Company may have a material adverse effect on the Company and its financial performance. See "Risk Factors - Competition."


Raw Materials
-------------

     Aeromet obtains approximately 70% of its titanium from one supplier and is subject to a lead time of approximately 80 weeks in ordering and obtaining titanium. While Aeromet generally has managed the ordering process to obtain titanium when needed, any failure of Aeromet to obtain titanium when needed or any titanium cost increases imposed by that supplier could have a material adverse effect on the Company and its financial performance. The Company generally has readily available sources of all raw materials and supplies it needs to manufacture its products and, where possible, the Company maintains alternate sources of supply. However, the Company does not have fixed price contracts or arrangements for all of the raw materials and other supplies it purchases. Shortages of, or price increases for, certain raw materials and supplies used by the Company have occurred in the past and may occur in the future. Future shortages or price fluctuations could have a material adverse effect on the Company's and Aeromet's ability to manufacture and sell their products in a timely and cost-effective manner. See "Risk Factors
- Availability and Cost of Materials."


Proprietary Rights
------------------


     Significant aspects of the business of the Company and of Aeromet depend on proprietary processes, information and know-how that is not the subject of patent protection. The Company and Aeromet each rely on a combination of trade secret protection, copyright and trademark laws, confidentiality procedures and other forms of intellectual property protection to protect their proprietary technology that is not the subject of patent protection. However, there is no assurance that the Company's competitors may not develop or utilize technology that is the same as or similar to such technology of the Company.

     The Company has 32 U.S. patents, three U.S. patent applications pending, one Canadian patent application pending and one European patent enforceable in the U.K., almost all of which apply to certain aspects of the Company's electronics business and not to its aerospace business. Aeromet currently holds no patents, but has one patent application pending in the U.K. and before the European Patent Office. There is no assurance that any of these patent applications will result in issued patents, that existing patents or any future patents will give the Company any competitive advantages for its products or technology, or that, if challenged, these patents will be held valid and enforceable. The Company's issued patents expire at various times over the next 17 years, with 14 U.S. patents expiring over the next five years. Although the Company believes that the manufacturing processes of much of its patented technology are sufficiently complex that competing products made with the same technology are unlikely, there is no assurance that the Company's competitors will not design competing products using the same or similar technology after these patents have expired.

     Despite the precautions taken by the Company, unauthorized parties may attempt to copy aspects of the Company's products or obtain and use information that the Company regards as proprietary. Existing intellectual property laws give only limited protection with respect to such actions and policing violations of such laws is difficult. The laws of certain countries in which the Company's products are or may be distributed do not protect products and intellectual property rights to the same extent as do the laws of the United States, and the Company's U.S. patents are enforceable in the U.S. alone. The Company may be required to enter into costly litigation to enforce its intellectual property rights or to defend infringement claims by others. Such infringement claims could require the Company to license the intellectual property rights of third parties. There is no assurance that such licenses would be available on reasonable terms, or at all. See "Risk Factors - Reliance on Proprietary Rights."


Environmental Matters
---------------------


     The Company's and Aeromet's facilities are subject to federal, state and local laws and regulations concerning solid waste disposal, hazardous materials generation, storage, use and disposal, air emissions, waste water discharge, employee health and other environmental matters (together, "Environmental Laws"). Proper waste disposal and environmental regulation are major considerations for the Company because a number of the metals, chemicals and other materials used in and resulting from its manufacturing processes are classified as hazardous substances and hazardous wastes. If permitting and other requirements of applicable Environmental Laws are not met, the Company could be liable for damages and for the costs of remedial actions and could also be subject to fines or other penalties, including revocation of permits needed to conduct its business. Any permit revocation could require the Company to cease or limit production at one or more of its facilities, which could have a material adverse effect on the Company and its financial performance. The Company has an ongoing program of monitoring and addressing environmental matters and from time to time in the ordinary course of business is required to address minor issues of noncompliance at its operating sites. In connection with its evaluation of the Aeromet acquisition, the Company obtained an environmental investigation of each of Aeromet's facilities and did not discover any violations of environmental or health and safety laws material to the Company.

     Environmental Laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violations. As a generator of hazardous materials, the Company is subject to financial exposure with regard to its properties even if it fully complies with these laws. In addition, certain of the Company's facilities are located in industrial areas and have lengthy operating histories. As a consequence, it is possible that historical or neighboring activities have affected properties currently owned by the Company and that, as a result, additional environmental issues may arise in the future, the precise nature of which the Company cannot now predict. There is no assurance that any present or future noncompliance with Environmental Laws or future discovery of contamination will not have a material adverse effect on the Company's results of operations or financial condition. See "Risk Factors - Environmental Matters."


Government Regulation
---------------------

     Certain of the Company's products are manufactured and sold under United States government contracts or subcontracts. As with all companies that provide products or services to the federal government, the Company is directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. Some of these regulations relate specifically to the vendor-vendee relationship with the government, such as the bidding and pricing rules. Under regulations of this type, the Company must observe certain pricing restrictions, produce and maintain detailed accounting data, and meet various other requirements. The Company is also subject to many regulations affecting the conduct of its business generally. For example, the Company must adhere to federal acquisition requirements and standards established by the Occupational Safety and Health Act relating to labor practices and occupational safety standards. The Company is currently updating and implementing written policies and training programs relating to employee health and safety matters at several of its facilities. See "- Environmental Matters." Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts, or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds. Some of the Company's customers are in the defense industry, and loss of governmental certification by such customers could have a material adverse effect on their purchases from the Company and the Company's business and financial performance. See "Risk Factors - Government Regulation."


Employees
---------

     The Aeromet acquisition nearly doubled the Company's workforce. As of December 15, 1998, the Company had a total of 657 employees, of whom approximately 524 were engaged in manufacturing functions, 21 in sales and marketing, 81 in administrative functions and 6 in executive functions. As of December 15, 1998, Aeromet had a total of 580 employees, of whom approximately 543 were engaged in manufacturing functions, 13 in sales and marketing, 16 in administrative functions and eight in executive functions. None of the Company's workforce is unionized. Certain of Aeromet's manufacturing and engineering employees are represented by labor unions, although all negotiations are carried out through employee work committees. Neither the Company nor Aeromet have experienced any work stoppages and both believe that their relationships with their employees are good.



Property
--------

     The principal executive and administrative offices of the Company are located at 430 Olds Station Road, Wenatchee, Washington. The Company's headquarters building provides approximately 18,000 square feet of office space, and is owned by the Company. The Company also leases office facilities (a) in Edmonds, Washington for administrative offices of approximately 1,800 square feet, for a base rent of $3,187.00 per month, subject to annual adjustment, under a lease that expires in 2001, and (b) in Bothell, Washington, of approximately 21,390 square feet, for base rent of $295,000 per year under a lease that expires in 2003, that it subleases to a third party and guarantees payment of the sublease. See "Certain Transactions - Orca Technologies, Inc."



     The general location, use and approximate size of the Company's and Aeromet's principal owned and leased manufacturing properties are as follows:

                                           Approx.     Own/       Annual           Lease         Mortgage
Segment        Location                    Area        Lease      Rent             Expiration    Balance
-------        --------                    -------     -----      ------           ----------    --------

Aerospace      Wenatchee, Washington        42,000     Lease      $199,000            2007          N/A

               Entiat, Washington           84,000     Own           N/A              N/A        $1,107,000

               Sittingbourne, Welwyn       157,000     Lease      (pound) 751,000     2018          N/A
               Garden City and Worcester

               Worcester                    15,000     Lease      (pound)  45,000     2003          N/A

               Rochester                    34,000     Lease      (pound) 180,000     2001          N/A

               Birmingham                   59,000     Lease      (pound) 236,000     2008          N/A

               Sittingbourne                 7,000     Lease      (pound)  45,000     2005          N/A

Electronics    Wenatchee, Washington        49,000     Lease      (pound) 200,000     2007          N/A

               Sequim, Washington           18,355     Own           N/A               N/A          None

               Butler, New Jersey           22,400     Own           N/A               N/A          None

               Vancouver, Washington        50,000     Lease      $336,000            2009          N/A



     In connection with the Aeromet Acquisition, the Company entered into a 12-month option to purchase the Sittingbourne, Worcester and Welwyn Garden City facilities that are being leased by Aeromet, for a purchase price of approximately $12.5 million in cash. In December 1998, the Company purchased its Butler, New Jersey facility for approximately $1.1 million in cash. In addition, the Company is currently negotiating the purchase of its leased Wenatchee, Washington facilities and the lease of additional warehouse space located near to those facilities. Those transactions, if consummated, are expected to close in December 1998 or January 1999.


Additional Information
----------------------


     The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC's public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC.

     The Company has filed a Registration Statement on Form S-1 with the SEC. This Prospectus, which forms part of the Registration Statement, does not contain all of the information included in the Registration Statement. Certain information is omitted and you should refer to the Registration Statement and its exhibits. With respect to references made in this Prospectus to any contract or other document of the Company, such references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement at the SEC's public reference room in Washington, D.C., and at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Company's SEC filings and the Registration Statement can also be reviewed by accessing the SEC's Internet site at http:\\www.sec.gov.

     Information regarding the Company may also be obtained by accessing the Company's web page at http:\\www.pcth.com. Such information is not part of this Prospectus or of the Registration Statement.

                                   MANAGEMENT


Directors and Executive Officers
--------------------------------


     The following table sets forth information as of December 15, 1998 (unless otherwise noted), regarding the directors and executive officers of the Company.


     Name                    Age   Position with Company
     ========================================================================
     Donald A. Wright.....   46    Chairman of the Board, Chief Executive
                                   Officer and President
     Nick A. Gerde........   54    Chief Financial Officer, Vice President
                                   Finance, Treasurer and Assistant Secretary
     Sheryl A. Symonds....   43    Vice President Administration, General
                                   Counsel and Secretary
     Allen W. Dahl, M.D...   70    Director
     Dr. Urs Diebold......   47    Director
     Werner Hafelfinger...   52    Director
     Dale L. Rasmussen....   48    Director
     William A. Wheeler...   64    Director

     Donald A. Wright. Donald A. Wright has been the Chairman of the Board, Chief Executive Officer and President of the Company since February 1995, and of its predecessors since 1990. Mr. Wright is also an officer and director of each of the Company's operating subsidiaries.


     Nick A. Gerde. Nick A. Gerde has been the Vice President Finance and Chief Financial Officer of the Company since February 1995. He has been the Treasurer of the Company since August 1996, and Assistant Secretary since November 1996. Mr. Gerde is also an officer and director of each of the Company's operating subsidiaries. Mr. Gerde served as Controller/CFO of Hydraulic Repair & Design, Inc., a regional hydraulic component repair and wholesale distribution company, from March 1990 through April 1993, as a Business Development Specialist with the Economic Development Council of North Central Washington from July 1993 to June 1994, and as Vice President of Televar Northwest, Inc. (a subsidiary of Orca Technologies, Inc.) from July 1994 to February 1995. See "Certain Transactions - Orca Technologies, Inc." Mr. Gerde is a Certified Public Accountant.


     Sheryl A. Symonds. Sheryl A. Symonds has been the Vice President Administration and General Counsel of the Company since September 1997. Prior to joining the Company, Ms. Symonds was a partner at Stoel Rives LLP, currently the Company's primary outside legal counsel. Ms. Symonds joined Stoel Rives LLP in 1985 and became a partner in 1992. Ms. Symonds has been Secretary of the Company since August 1996 and is also Secretary of each of the Company's operating subsidiaries.

     Allen W. Dahl. Dr. Allen W. Dahl has been a director of the Company since February 1995, and of its predecessors since September 1994. Dr. Dahl is retired from practice as a physician in the Puget Sound region of Washington.


     Urs Diebold. Dr. Urs Diebold has been a director of the Company since July 1997. Dr. Diebold has been a director of Lysys AG ("Lysys"), a Swiss financing and investment management company, since September 1990. Prior to joining Lysys in 1990, Dr. Diebold was an investment advisor at the Zurich office of Credit Suisse. Dr. Diebold is also a director of one of the Company's shareholders, Capital International Fund Limited. See "Certain Transactions - Lysys."


     Werner Hafelfinger. Werner Hafelfinger has been a director of the Company since August 17, 1998. Mr. Hafelfinger has been Vice President of Global Manufacturing of St. Jude Medical (Cardiac Rhythm Management Division), a manufacturer of implantable medical devices, since 1984.

     Dale L. Rasmussen. Dale L. Rasmussen has been a director of the Company since June 1997. Mr. Rasmussen has been employed as the Senior Vice President and Secretary of AirSensors, Inc., now IMPCO Technologies, Inc. since 1989.

     William A. Wheeler. William A. Wheeler has been a director of the Company since June 1997. Mr. Wheeler retired from Dowty Aerospace Yakima in May 1997, where he served as President, Chief Executive Officer and Chairman of the Board of Directors since 1979.


Significant Employees
---------------------

     Lewis L. Wear. Lewis L. Wear, 57, has been the Electronics Group President since August 1996, President of Pacific Coast since February 1996, and a director of Pacific Coast since November 1995. He also has been a director of Ceramic Devices since November 1995, President and a director of NTI since April 1997 and a director of Balo since February 1998. Prior to November 1995, Mr. Wear was Vice President of Operations for Vacuum Atmospheres, a division of WEMS, Inc.

     Garry R. Vandekieft. Garry R. Vandekieft, 57, has been the Aerospace Group President since October 1996, President of Cashmere since August 1996, a director of Cashmere since October 1996, and was General Manager of Cashmere from June 1996 to August 1996. Prior to being employed by Cashmere, Mr. Vandekieft served as Manufacturing Operations Manager of Advanced Wind Turbines during 1995 and 1996, and as Director of Manufacturing of Master-Halco from 1990 through 1994.


     Duncan Crighton. Duncan Crighton, 63, has been Chief Executive Officer of Aeromet since March 1997 and became President of the Company's Aerospace (U.K.) Group upon closing of the Aeromet acquisition. Mr. Crighton served as Managing Director of Aeromet's predecessor, Kent Aerospace Castings plc, from 1990 through 1995, and as a management consultant to Aeromet from 1995 to February 1997.

Board of Directors
------------------

     Committees. The Board of Directors has a number of committees, as follows:

Committee                         Function                                      Current Members
---------                         --------                                      ---------------
Option Committee                  Administers the Company's Amended and         Dr. Dahl
                                  Restated Stock Incentive Plan.                Dr. Diebold
                                                                                Mr. Hafelfinger

Finance and Audit Committee       Reviews the Company's accounting policies,    Dr. Diebold
                                  practices, internal accounting controls       Mr. Rasmussen
                                  and financial reporting. Also oversees        Mr. Wheeler
                                  engagement of the Company's independent       Mr. Hafelfinger
                                  auditors and monitors management
                                  implementation of the recommendations and
                                  findings of the Company's independent
                                  auditors.

Compensation Committee            Establishes salaries, incentives and          Dr. Dahl
                                  other compensation for the chief              Mr. Rasmussen
                                  executive officer, chief financial            Mr. Wheeler
                                  officer, general counsel, subsidiary
                                  presidents and other key employees of the
                                  Company and its subsidiaries. Also
                                  administers policies relating to
                                  compensation and benefits including the
                                  Director Plan and Employee Stock Purchase
                                  Plan.

Nominating Committee              Recommends individuals to be presented to     Mr. Wright
                                  the shareholders for election or              Dr. Diebold
                                  reelection to the Board of Directors.         Mr. Rasmussen

     Tenure. Directors of the Company hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and duly qualified. The Board of Directors appoints the Company's executive officers at the first Board of Directors meeting after each annual meeting of shareholders. Executive officers hold office at the pleasure of the Board of Directors.

     Compensation. Under the Company's Independent Director Stock Plan, each non-employee director of the Company receives an initial and annual award of stock options, $1,000 in cash per year for each committee on which the director serves, and an additional $500 in cash per year for serving as chairperson of a committee. The Board may elect to pay any of the cash fees in shares of Common Stock. See "- Benefit Plans - Independent Director Stock Plan." All directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in attending meetings of the Board of Directors.


Summary Compensation
--------------------

     The following table sets forth in summary form the compensation paid by the Company to the Chief Executive Officer and to the Company's three most highly compensated executive officers (the "Named Executives") for services in all capacities to the Company for the last three fiscal years:

                                                                        Annual            Long-Term
                                                                     Compensation        Compensation
                                                                     ------------   ---------------------  Other Annual
                                                            Fiscal                  Securities Underlying  Compensation
              Name and Principal Position                    Year      Salary($)     Options/SARs(#)(1)       ($) (2)
--------------------------------------------------------    ------   ------------   ---------------------  -------------
Donald A. Wright .......................................     1998       192,000           275,000              4,800
  CEO and President                                          1997       160,000           920,000                400
                                                             1996       110,577            15,000                400


Nick A. Gerde ..........................................     1998       100,000            40,000              2,400
  CFO, Vice President Finance, Treasurer                     1997        84,160            38,333                 --
    and Assistant Secretary                                  1996        62,500             8,333                 --

Sheryl A. Symonds(3) ...................................     1998       105,000           125,000                 --
  Vice President Administration, General Counsel
    and Secretary


---------------


(1)  Represents exercisable warrants and options to purchase shares of Common Stock.
     See "- Aggregated Options and Fiscal Year-End Option Values."


(2)  Represents estimated value of the personal use of a company car and other miscellaneous benefits.

(3)  Represents the compensation received by Ms. Symonds during the nine months since she joined the
     Company. Under her employment agreement, Ms. Symonds received salary at an annual rate of
     $140,000 for fiscal year 1998.

     Option Grants

     The following table sets forth information on grants of stock options by the Company during the year ended May 31, 1998 to the Named Executives:



                         Securities        % of Total Options
                         Underlying            Granted to         Exercise or       Market Price
                      Options Granted          Employees           Base Price      on Grant Date
     Name                    (#)              in Fiscal Year      ($/Share)(1)        ($/Share)       Expiration Date
------------------  -------------------  ---------------------  ---------------   ---------------  -----------------------
Donald A. Wright           650,000               58.4%            4.72 to 6.13      4.72 to 6.13       2/9/08 to 5/28/08
Nick A. Gerde               75,000                6.7%            3.00 to 6.13      3.00 to 6.13       6/2/07 to 5/28/08
Sheryl A. Symonds          160,000               14.4%            4.00 to 6.13      4.00 to 6.13      7/18/07 to 5/28/08

(1)  See Footnote 1 to "- Aggregated Options and Fiscal Year-End Option Values."


     Aggregated Options and Fiscal Year-End Option Values

     The following table summarizes the aggregate stock options and warrants, and their market values at May 31, 1998, held by the Named Executives:


                                  Securities Underlying Unexercised      Value of Unexercised In-the-Money
                                        Options at FY-end(#)                  Options at FY-end($)
                                  ---------------------------------      --------------------------------
      Name                         Exercisable       Unexercisable       Exercisable(1)     Unexercisable
----------------                  -------------     ---------------      --------------     -------------
Donald A. Wright .............      1,349,024            433,536           2,345,101          58,536
Nick A. Gerde ................        121,422             49,634             344,880          14,634
Sheryl A. Symonds ............        125,000             35,000             229,625              --

-----------


(1)  Value of exercisable options and warrants having exercise prices as of May 29, 1998, of less than $6.125 per share, the closing price of the Common Stock on that date. This chart does not reflect changes in the price of the Common Stock since May 29, 1998. See "Price Range of Common Stock; Dividends." This chart and the preceding chart do not reflect the action of the Board of Directors on December 4, 1998 which amended options held by Mr. Wright covering 1,000,000 shares, options held by Mr. Gerde covering 116,056 shares, and options held by Ms. Symonds covering 160,000 shares, to reprice those options to $2.5313 per share, the fair market value of the Common Stock on the date of such Board action.


     Employment Agreements

     The Company has entered into employment agreements with each of the Named Executives. The employment agreements employ Mr. Wright through fiscal 2003, Mr. Gerde through fiscal 2000 and Ms. Symonds through fiscal 2002. The employment agreements provide for an annual salary in fiscal 1999 of $253,920, $130,000 and $163,300, for Mr. Wright, Mr. Gerde and Ms. Symonds, respectively. The employment agreements also provide for the annual grant to each of the Named Executives of options to purchase up to 275,000, 25,000 and 50,000 shares of Common Stock, respectively. The exercise price of such options shall be equal to the fair market value of the Common Stock on the date of grant. Each option will contain vesting and other terms as are approved by the Board of Directors, and will expire ten years after the date of grant. If a Named Executive's employment with the Company is terminated without cause, or if there is a change of control, as those terms are defined in their employment agreements, the Company will be required to make severance payments equal to, in the case of Mr. Wright, twice Mr. Wright's then-current annual base salary, in the case of Mr. Gerde, six months of Mr. Gerde's then-current annual base salary and, in the case of Ms. Symonds, eighteen months of Ms. Symonds' then-current annual base salary. Under these employment agreements, Mr. Wright and Mr. Gerde agree not to compete with the Company for two years following termination of employment.

     Certain Tax Considerations Related to Executive Compensation

     As a result of Section 162(m) of the Code, if the Company pays more that $1,000,000 in compensation to a "covered employee" (the chief executive officer and the next four highest paid employees) in a single year, then the Company's deduction for such compensation could be limited to $1,000,000.

Benefit Plans
-------------

     Amended and Restated Stock Incentive Plan


     The Company's shareholders adopted the Company's Amended and Restated Stock Incentive Plan (the "Option Plan") in October 1996. The Company has reserved for issuance under the Option Plan a maximum of 3,000,000 shares of Common Stock, subject to certain adjustments. Under the Option Plan, the plan administrator may award incentive stock options ("ISOs") to key employees, and may award non-qualified stock options ("NSOs"), stock appreciation rights ("SARs"), stock and cash bonus awards, restricted stock, and performance units to employees and certain non-employees (other than non-employee directors) who have important relationships with the Company or its subsidiaries. However, no person may receive options to purchase more than 1,000,000 shares in any one year. As of December 15, 1998, options to purchase an aggregate of 2,371,116 shares of Common Stock had been granted under the Option Plan, and options for 72,500 shares have been terminated, leaving 676,384 shares available for future grant under the Option Plan. Options for 25,000 shares have been exercised. No SARs, stock or cash bonus awards, restricted stock or performance units have been granted under the Option Plan.

     The Option Plan is administered by the Option Committee of the Board of Directors, which is comprised of disinterested directors in accordance with Rule 16b-3 under the Exchange Act of 1934 (the "Exchange Act"), and of outside directors under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). However, only the Board of Directors may amend or terminate the Option Plan. Unless terminated sooner by the Board of Directors, the Option Plan expires in November 2006. In general, vested options and any related rights may only be exercised when (a) the recipient is employed by or in the service of the Company, (b) within 12 months following termination of employment by reason of death or disability, or (c) within three months following termination for any other reason except for cause. NSO's held by the Named Executives are not subject to the foregoing limitations on exercise, and, upon vesting, are exercisable for the term provided in the relevant option agreement, which generally is 10 years from the date of grant. Options, SARs, cash and stock bonus awards and performance units are nonassignable and nontransferable except by will or by the laws of descent and distribution at the time of the recipient's death. On the date an ISO is granted, the aggregate fair market value of the Common Stock issuable under ISOs available for exercise during any calendar year, may not exceed $100,000. ISOs must expire ten years from the date of grant, and the exercise price must equal the fair market value of the underlying shares of Common Stock at the date of grant. ISOs may not be granted to employees holding more than 10% of the Company's total voting power unless (a) the exercise price is at least 110% of the Common Stock's fair market value on the date of grant, and (b) the option is not exercisable until five years after the date of grant.


     Independent Director Stock Plan


     The Company's Amended and Restated Independent Director Stock Plan (the "Director Plan") was approved at the Company's 1998 annual meeting of shareholders. The Director Plan provides for the award of options to purchase shares of Common Stock to non-employee directors of the Company ("Director Options"). The purpose of the Director Plan is to attract, reward, and retain the best available individuals to serve as directors and to provide added incentive to Independent Directors by increasing their interest in the Company's success.

     Prior to the amendment and restatement approved at the Company's 1998 annual meeting of shareholders, the Director Plan provided for the issuance of Common Stock instead of options to Independent Directors. As of December 15, 1998, the Company had issued under the Director Plan 32,559 shares of Common Stock and Director Options to purchase 50,000 shares, leaving 417,441 shares available for future issuance under the plan.


     The principal provisions of the Director Plan are summarized below:


     Administration. The Director Plan may be administered by the Board of Directors or by a committee of directors of the Company. The Board has delegated to the Compensation Committee the responsibility of administering the Director Plan. Subject to the requirements of the Director Plan, the Compensation Committee has the authority, among other things, (a) to determine the terms of the Director Options and the fair market value of the Common Stock, (b) to interpret the Director Plan and prescribe, amend, and rescind rules and regulations relating thereto, and (c) to make all determinations deemed necessary or advisable to administer the Director Plan. However, only the Board of Directors may suspend, amend or terminate the Director Plan. No director may vote on any action by the Board or the Compensation Committee with respect to any matter relating to an award to or held by such director. The Director Plan will be administered in accordance with Rule 16b-3 adopted under the Exchange Act, and Section 162(m) of the Internal Revenue Code and the regulations thereto.


     Eligibility. Awards may be made under the Director Plan only to Independent Directors. The term "Independent Director" means a director who is not an employee of the Company or any of its subsidiaries.

     Amendment. The Director Plan may not be amended without the approval or ratification of the shareholders of the Company if such amendment would (a) increase the number of shares that are reserved for issuance under the Plan, (b) permit awards to persons other than Independent Directors, or (c) require shareholder approval under any applicable law.

     Shares Available. A maximum of 500,000 shares of Common Stock are reserved for issuance upon exercise of options granted under the Director Plan. If a Director Option is forfeited to the Company, the number of shares reserved for issuance under such option will again become available for issuance under the Director Plan. Upon the exercise of an option, the number of shares reserved for issuance under the Director Plan will be reduced by the number of shares issued upon exercise of the option.

     Determination of Fair Market Value. Under the Director Plan, the exercise price of a Director Option is the Fair Market Value of a share of Common Stock. "Fair Market Value" means the average closing price for the Common Stock on the Nasdaq National Market System for the five trading days immediately preceding the day that the Director Option is granted.


     Term. Unless earlier suspended or terminated by the Board, the Director Plan will continue in effect until the earlier of: (a) ten years from the date on which the Director Plan was first adopted by the Board, and (b) the date on which all shares of Common Stock available for issuance under the Director Plan have been issued.


     Initial Award. The Director Plan provides that each Independent Director receives Director Options to purchase 2,500 shares at an exercise price equal to the Fair Market Value on the date of grant, which are exercisable for a period of ten years from the date of grant, upon such Independent Director's first appointment or election to the Board of Directors ("Initial Award"), whether by the shareholders of the Company or by the Board to fill a vacancy.

     Annual Award. Each Independent Director also receives an additional award on an annual basis (the "Annual Award"), each time the director is elected to the Board (or, if directors are elected to serve terms longer than one year, as of the date of each annual shareholders' meeting during that term). The Annual Award consists of Director Options to purchase 10,000 shares of Common Stock at an exercise price equal to the Fair Market Value on the date of grant, which are exercisable for a period of ten years from the date of grant. If an Independent Director is elected or appointed to the Board at any time other than at the annual meeting of shareholders, the Annual Award will be a pro rata fraction of 10,000, rounded to the nearest 100 shares.

     Vesting and Forfeiture. Director Options are subject to vesting and forfeiture provisions under the Director Plan. Initial Awards will be fully vested upon the date of grant. Annual Awards will vest in full on the first anniversary following the date of the grant if the Independent Director has attended at least 75% of the regularly scheduled meetings of the Board during that year (the "Vesting Period"). If an Independent Director does not attend at least 75% of the regularly scheduled meetings of the Board during the Vesting Period, the Director Options granted pursuant to that Annual Award will expire and be forfeited without having vested. If a director ceases to be an Independent Director for any reason other than death or disability before an Annual Award vests, the Director Options granted pursuant to that Annual Award are forfeited. However, the Board may waive or modify the application of these expiration provisions before the end of the Vesting Period, by unanimous vote. If an Independent Director is unable to continue serving as a director as a result of disability or death, unvested Director Options of such Independent Director will immediately become vested as of the date of disability or death. In the event of a merger, consolidation or plan of exchange to which the Company is a party and in which the Company is not the survivor, or a sale of all or substantially all of the Company's assets, any unvested Director Options will vest automatically upon the closing of such transaction.


     Shareholder Rights. The holder of any Director Options will not have any rights as a shareholder of the Company with respect to any shares issuable under such options until the holder exercises such option and the underlying shares are issued.

     Employee Stock Purchase Plan


     The Company's shareholders adopted the Company's 1997 Employee Stock Purchase Plan in October 1997 (the "Employee Stock Plan"). The Company has reserved for issuance under the Employee Stock Plan a maximum of 1,000,000 shares of Common Stock, subject to certain adjustments, for issuance to eligible employees of the Company and its subsidiaries. Employees of Aeromet are not currently eligible to participate in the Employee Stock Plan. In October 1998, the Company registered the shares of Common Stock reserved under the Employee Stock Plan on a Form S-8 registration statement. As of December 15, 1998, 3,096 shares had been issued under the Employee Stock Plan and 996,094 remain available for purchase.

     The Company pays all expenses relating to the Employee Stock Plan except expenses related to the resale of shares acquired by employees under the plan. The Employee Stock Plan is administered by the Compensation Committee of the Board of Directors. The plan administrator has designated Salomon Smith Barney, Inc. as the plan's custodian to vote the shares pursuant to the participants' instructions, keep the plan records, and provide periodic statements to participants. Under the Employee Stock Plan, eligible employees may purchase shares of the Company's Common Stock through payroll deductions ranging from a minimum of $20 bi-weekly, to a maximum of 15% of the employee's annual gross pay or $25,000. The purchase price per share will be the lower of (a) 85% of fair market value on the first day of the offering period, or (b) 100% of fair market value on the last day of the offering period. The first offering period began November 1, 1998, and offering periods are one month long. After certain holding period, plan participants may sell their shares through the plan custodian for a discounted brokage fee. If a participant's employment terminates before the end of any offering period, no shares will be purchased for the participant during that period and the payroll deductions will be returned to the participant.

                              CERTAIN TRANSACTIONS


     Employment Agreements. The Company has entered into employment agreements with Donald A. Wright, Nick A. Gerde and Sheryl A. Symonds. See "Management - Summary Compensation - Employment Agreements."

     Lysys. Dr. Urs Diebold, a director of the Company, is also a director of Lysys AG ("Lysys") and a director of Capital International Fund Limited (the "CI Fund"), a shareholder of the Company. Lysys has provided placement agency services in connection with the following capital raising transactions in the last three fiscal years:

     o In November 1995, the Company issued an aggregate of 838,470 shares of Common Stock to private investors for gross proceeds of $3,353,880, of which $234,772 was paid to Lysys as commissions. An aggregate of 30,000 shares of Common Stock was also issued to a designee of Lysys in connection with that offering.
     o In May 1996, the Company issued an aggregate of 490,000 shares of Common Stock to private investors for gross proceeds of $1,456,125, of which $116,490 was paid to Lysys as commissions.
     o In November 1997, the Company issued 524,000 shares of Common Stock and $4,050,000 in promissory notes to private investors, one of which was the CI Fund. Lysys received a $320,000 fee for its services in that transaction, of which $142,000 was paid directly to Dr. Diebold.

     o In May 1998, the Company conducted the Preferred Stock Offering for gross proceeds of $17,000,000, of which $425,000 was paid to a placement agent, as the assignee of Lysys. See "Description of Capital Stock - Preferred Stock - Series B Convertible Preferred Stock."

     Orca Technologies, Inc. Roger Vallo and Donald Cotton, who were directors of the Company until January 1998, are directors, and Mr. Vallo is CEO, of Orca Technologies, Inc. Donald A. Wright, the Company's Chief Executive Officer and President, and Nick A. Gerde, the Company's Chief Financial Officer, Vice President Finance and Treasurer, were directors of Orca until June 1997 and shareholders of Orca until May 1998, and personally guaranteed or indemnified certain obligations of Orca. In May 1998, Mr. Wright and Mr. Gerde sold their Orca shares in private transactions. Dr. Allen Dahl, a director of the Company, continues to be a shareholder of Orca but has never been an officer or director of Orca. See "MD&A - Recent Events - Orca Technologies, Inc."

     Siemens. In November 1998, the Company sold 2,200,000 shares of restricted Common Stock to Pensionskasse der Siemens - Gesellschaften ("Siemens") which caused it to be a principal shareholder. Previous to that purchase Siemens held 240,000 shares of Common Stock and a $4,000,000 promissory note that were issued to Siemens in the Company's Fall 1997 Common Stock and Notes Offering. The Company repaid that note in September 1998.

                             PRINCIPAL SHAREHOLDERS


     The following table shows, to the best of the Company's knowledge, the Common Stock owned as of December 15, 1998, by (1) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock (each a "Principal Shareholder"); (2) each of the Company's directors; (3) the Named Executives and (4) all executive officers and directors of the Company as a group. Except as otherwise noted, the Company believes the persons listed below have sole investment and voting power with respect to the Common Stock owned by them. This table is based on the records of the Company's transfer agent and the Company's records on issuances of shares, as adjusted to reflect changes in ownership documented in filings with the SEC made by certain shareholders and provided to the Company pursuant to Section 16 of the Exchange Act, and statements provided to the Company by certain shareholders.


                                                Amount and Nature of      Percentage of
Name and Address of Beneficial Owner:           Beneficial Ownership(1)   Common Stock
---------------------------------------------   ---------------------     -------------

Donald A. Wright                                    2,106,960(2)              10.36%
c/o Pacific Aerospace & Electronics, Inc.
430 Olds Station Road
Wenatchee, WA 98801

Allen W. Dahl, M.D.                                    42,401(3)                 *
7300 Madrona Drive NE
Bainbridge Island, WA 98110

Dr. Urs Diebold                                        11,900(3)                 *
c/o Lysys AG, Gessnerallee 38
PO Box CH-8023
Zurich, Switzerland

Werner Hafelfinger                                     15,220(3)                 *
15900 Valley View Court
Sylmar, CA 91342

William A. Wheeler                                     16,092(3)                 *
2011 Lombard Lane
Yakima, WA 98902

Dale L. Rasmussen                                      15,492(3)                 *
c/o IMPCO Technologies, Inc.
708 Industrial Dr.
Tukwila, WA 98188

Nick A. Gerde                                         182,550(4)(6)              *
c/o Pacific Aerospace & Electronics, Inc.
430 Olds Station Road
Wenatchee, WA 98801

Sheryl A. Symonds                                     162,700(5)(6)              *
c/o Pacific Aerospace & Electronics, Inc.
430 Olds Station Road
Wenatchee, WA 98801

Pensionskasse                                       2,440,000                 11.61%
der Siemens-
Gesellschaften
Freilagerstrausse 40
CH-8047, Zurich SWITZERLAND

All executive officers
  and directors as a group                          2,552,315(6)(7)           12.32%
(8 persons)


                                       49

------------

*    Less than 1%.


(1)  Shares that a person has the right to acquire within 60 days are treated as outstanding for determining the amount and percentage of Common Stock owned by such person but are not deemed to be outstanding as to any other person or group.

(2)  Includes (a) 32,666 shares held by Ragen MacKenzie, Incorporated, custodian for
     Donald A. Wright, in two IRA accounts, (b) 1,500 shares issuable upon exercise of the Company's publicly traded warrants, (c) 100,000 shares issuable upon exercise of another warrant and (d) 1,664,010 shares issuable upon exercise of vested stock options. Does not include 18,550 unvested stock options.

(3) Includes unvested options to purchase 10,000 shares of Common Stock issued pursuant to the Director Plan on October 13, 1998 which will vest at the next annual Board of Directors meeting if certain conditions have been satisfied.

(4)  Includes (a) 4,000 shares issuable upon exercise of the Company's publicly traded warrants, (b) 25,000 shares issuable upon exercise of another warrant, and (c) 136,300 shares issuable upon exercise of vested stock options. Does not include 9,756 unvested stock options.

(5)  Includes (a) 500 shares issuable upon exercise of the Company's publicly traded warrants, and (b) 160,000 shares issuable upon exercise of vested stock options.

(6)  Does not include shares or options to purchase shares of Common Stock which these persons may hold under the Employee Stock Plan.

(7)  Includes currently exercisable warrants and options to purchase up to 2,143,810 shares of Common Stock.


                              SELLING SHAREHOLDERS

     The Selling Shareholders are offering up to a maximum of 3,236,109 Shares of Common Stock under this Prospectus. Of these, (a) 3,000,000 Shares are issuable upon the conversion of the Preferred Stock (the "Conversion Shares"), and (b) 236,109 Shares are issuable upon the exercise of the Warrants (the "Warrant Shares"). Together, the Conversion Shares and the Warrant Shares are referred to as the "Shares." The Company sold the Preferred Stock and the Warrants to the Selling Shareholders in a private placement which closed in May 1998 and August 1998 pursuant to the exemption from registration contained in Rule 506 of Regulation D under the Securities Act (the "Preferred Stock Offering"). See "MD&A - Recent Events - Preferred Stock Offering." As of the date of this Prospectus, the Selling Shareholders have not converted any of the Preferred Stock or exercised any of the Warrants.


     In connection with the Preferred Stock Offering, the Company and the Selling Shareholders entered into a Registration Rights Agreement in which the Company agreed to file the Registration Statement by November 1, 1998, and to use its best efforts to cause the SEC to declare the Registration Statement effective by January 1, 1999. Upon the effectiveness of the Registration Statement, the Selling Shareholders may resell the Conversion Shares after February 9, 1999, and the Warrant Shares after May 15, 1999, to third parties according to the plan of distribution described in this Prospectus. See "Plan of Distribution."

     No Selling Shareholder has held any position or office or has had any other material relationship with the Company or any of its affiliates within the past three years, except that the placement agent, Angelo Gordon & Co., L.P., participated in the Company's offering of Series A Convertible Preferred Stock in June 1997. The purchasers in that offering have since converted all of the shares of Series A Convertible Preferred Stock and resold all of the shares of Common Stock issued upon that conversion.

     The following chart shows the maximum Shares that each Shareholder may sell in the Offering after conversion of the Preferred Stock and exercise of the Warrants. As of December 15, 1998, to the best of the Company's knowledge, the Selling Shareholders owned no shares of Common Stock. If the Selling Shareholders do not buy any shares of Common Stock after the date of this Prospectus, and sell all of the Shares in this Offering, then they will not own any shares of Common Stock after this Offering.

                                                       Maximum       Maximum
                                                     Conversion      Warrant        Maximum          % of
                                                       Shares        Shares         Shares          Common
Name and Address(1) of Selling Shareholders            Offered       Offered      Offered (2)       Stock (3)
=============================================================================================================
AGR Halifax Fund, Ltd.                                 794,118        62,500         856,618         3.93%
AG Arb Partners, L.P.                                  105,882         8,333         114,215         0.52%
AG Super Fund, L.P.                                    132,353        10,417         142,770         0.65%
AG Long Term Super Fund, L.P.                          158,824        12,500         171,324         0.79%
Nutmeg Partners, L.P.                                  105,882         8,333         114,215         0.52%
Northern Trust Company                                  35,294         2,778          38,072         0.17%
PHS Bay Colony Fund, L.P.                               26,471         2,083          28,554         0.13%
PHS Patriot Fund, L.P.                                  17,647         1,389          19,036         0.09%
AG MM, L.P.                                             35,294         2,778          38,072         0.17%
Medici Partners, L.P.                                  123,529         9,722         133,251         0.61%
Triarc Companies, Inc.                                  70,588         5,556          76,144         0.35%
Ramius, L.P.                                           247,059        19,444         266,503         1.22%
Baldwin Enterprises, Inc.                              123,529         9,722         133,251         0.61%
GAM Arbitrage Investments, Inc.                         88,235         6,944          95,179         0.44%
AG Super Fund International Partners L.P.               88,235         6,944          95,179         0.44%
Ramius Fund, Ltd.                                      441,176        34,722         475,898         2.18%
Leonardo, L.P.                                         405,882        31,944         437,826         2.01%
                                                  -----------------------------------------------------------
TOTAL                                                3,000,000       236,109       3,236,109        14.84%


                                       51

-----------

(1)  The address for all Selling Shareholders is c/o Angelo Gordon & Co., L.P., 245 Park Avenue, 26th Floor,
     New York, NY 10167.

(2)  Assumes conversion of all of the Preferred Stock at a conversion price of $5.67 per share into the
     3,000,000 Conversion Shares. Under certain circumstances, conversion of the Preferred Stock could result in the issuance of shares of Common Stock in addition to the Conversion Shares. See "- Conversion of the
     Preferred Stock," below.


(3)  Based on the 21,811,338 shares of Common Stock to be outstanding after this Offering if computed on
     December 15, 1998. See "Prospectus Summary - The Offering."



Conversion of the Preferred Stock
---------------------------------

     A description of the Preferred Stock is located in "Description of Capital Stock - Preferred Stock - Series B Convertible Preferred Stock."


     Conversion Shares. Upon conversion of a share of Preferred Stock, the holder will receive the number of Conversion Shares equal to $100 divided by the then-applicable conversion price of the Preferred Stock. See " Conversion Price", below. However, no holder of Preferred Stock is entitled to voluntarily convert Preferred Stock that would cause the holder to own more than 9.9% of the Company's outstanding Common Stock at any time.

     Conversion Price. The conversion price of the Preferred Stock is $7.20 per share until February 9, 1999. After that date, the conversion price of the Preferred Stock will be equal to the lower of (a) $7.20 per share, or (b) the average of the three lowest closing bid prices per share of the Common Stock over the 22 trading days before conversion. However, the Company cannot issue Conversion Shares at a conversion price less than $5.67 per share unless (1) the Company's shareholders approve the issuance of more than the 3,000,000 Conversion Shares (the "Additional Shares"), or (2) the Company redeems any Preferred Stock whose conversion would cause the issuance of Additional Shares. The Indenture restricts the Company's ability to redeem its capital stock unless it meets certain conditions.

     If the Shareholders approve the issuance of Additional Shares due to a conversion price lower than $5.67 per share, the number of Additional Shares actually issued would depend on the market price of the Company's Common Stock at the time Preferred Stock is converted, and could result in the issuance of a substantial number of Additional Shares. See "Price Range of Common Stock; Dividends." The Company would register any such Additional Shares for resale on a separate registration statement. See "Shares Eligible for Future Sale" and "Description of Capital Stock - Registration Rights."

     If (a) the Company does not redeem the Preferred Stock whose conversion would cause the issuance of the Additional Shares, or (b) the Company's shareholders do not approve the issuance of Additional Shares and the Company is therefore unable to convert any of the Preferred Stock at a price below $5.67 per share, then the Company will incur a monthly penalty of 2% of the Preferred Stock's liquidation preference until the Company redeems such Preferred Stock or obtains shareholder approval to issue the Additional Shares. See "Description of Capital Stock - Preferred Stock - Series B Preferred Stock - Redemption."

     Sale of Shares Issued Upon Conversion. The Selling Shareholders may not sell the Conversion Shares until after February 9, 1999. At that time the Conversion Shares may be sold, pursuant to this Prospectus or under any applicable exemption from registration. The Selling Shareholders may sell up to 12.5% of the Conversion Shares per month, which percentage cumulates (a) beginning November 1998 if such shares are registered under a registration statement, or (b) after February 9, 1998, if such shares are sold under an applicable exemption. Any Preferred Stock outstanding on May 2003 will automatically convert into Common Stock at the then-applicable conversion price.


Exercise of the Warrants
------------------------


     The Selling Shareholders may exercise the Warrants after May 15, 1999 and before their expiration on May 15, 2001. The exercise price of the Warrants is $7.20 per Warrant Share. The Company intends to use the proceeds from exercise of the Warrants, when and if they are exercised, primarily for working capital or other corporate purposes. See "Description of Capital Stock - Warrants."

Indemnification
---------------


     The Company has agreed to indemnify the Selling Shareholders who hold the Shares, and those Selling Shareholders have agreed to indemnify the Company, against certain liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.



                              PLAN OF DISTRIBUTION



     The Selling Shareholders may resell the Conversion Shares after February 9, 1999, and the Warrant Shares after May 15, 1999. After February 9, 1999, the Selling Shareholder may sell up to 12.5% of the Conversion Shares each month, which percentage shall cumulate each month beginning with November 1998. The Conversion Shares may be sold to third parties in transactions (a) on Nasdaq,
(b) in privately negotiated transactions, (c) by writing options on the Shares, or (d) by a combination of such methods, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices. In addition, any of the Shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold in transactions complying with that Rule, rather than pursuant to this Prospectus. However, there is no assurance that the Selling Shareholders will
(a) convert any or all of the Preferred Stock or sell any or all of the Conversion Shares, or (b) exercise any or all of the Warrants, or sell any or all of the Warrant Shares.


     The Selling Shareholders may sell the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the buyers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Any broker-dealer may act as a broker-dealer on behalf of the Selling Shareholders in connection with the offering of certain of the Shares by the Selling Shareholders. The Selling Shareholders and any broker-dealers who act in connection with the sale of the Shares under this Prospectus may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the Shares as principals may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Company will not receive any proceeds from sales of the Shares by the Selling Shareholders, although it will receive the proceeds from the exercise of the Warrants, when and if they are exercised. The Company has agreed to pay expenses (other than any underwriting costs, selling commission and fees and certain expenses of counsel and other advisors to the Selling Shareholders) in connection with the registration of the Shares in an amount not to exceed $20,000.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

Common Stock
------------


     As of December 15, 1998, there were 965 holders of 18,575,229 shares of fully paid and nonassessable Common Stock outstanding. Each share of outstanding Common Stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the Company, out of funds legally available therefor, and is entitled to participate equally in any distribution of net assets made to the Company's shareholders in the event of liquidation of the Company after payment to all creditors thereof. There are no preemptive rights or rights to convert Common Stock into any other securities. The holders of the Common Stock are entitled to one vote for each share held of record on all matters voted upon by the Company's shareholders and may not cumulate votes for the election of directors. Thus, the owners of a majority of the shares of the Common Stock outstanding may elect all of the directors of the Company and the owners of the balance of the shares of the Common Stock would not be able to elect any directors of the Company.


Preferred Stock
---------------

     The Company's Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights of any series of preferred stock, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences, sinking fund terms and the number of shares constituting any series, without shareholder approval, unless such approval is required by applicable law or by the rules of any stock exchange or automated quotation system on which securities of the Company may be listed or traded.

     Series A Convertible Preferred Stock.


     In February 1997, the Board of Directors authorized the issuance of 50,000 shares of the Company's Series A Convertible Preferred Stock, which were sold to a limited number of institutional investors under Rule 506 of the Securities Act. Effective as of June 11, 1997, the Company registered for resale up to 1,948,541 shares of Common Stock underlying the Series A Convertible Preferred Stock on a Form S-3 registration statement. As of May 14, 1998, all of the Series A Convertible Preferred Stock had been converted into 1,494,593 shares of Common Stock.


     Series B Convertible Preferred Stock.


     Preferred Stock Offering. In May and August 1998, the Company issued to the Selling Shareholders a total of 170,000 shares of Series B Convertible Preferred Stock and the related Warrants to purchase 236,109 shares of Common Stock, for a total purchase price of $17 million. See "MD&A - Recent Events - Preferred Stock Offering."


     Conversion. See "Selling Shareholders - Conversion of the Preferred Stock - Conversion Shares, and - Conversion Price."


     Redemption. The Company may redeem the Preferred Stock at a redemption price of $115 per share upon 20-days notice to the holder if the holder does not elect to convert within 15 days of receiving a redemption notice. The Company must either redeem any Preferred Stock that it is not permitted to convert without shareholder approval under Nasdaq requirements or obtain shareholder approval for such conversion. See "Selling Shareholders - Conversion of the Preferred Stock." So long as the Company's senior lender requires, any redemption price, or other cash payments due to the holders, shall be converted into promissory notes in favor of the holder until conversion or redemption is allowed to occur. In addition, the Indenture restricts the ability of the Company to repurchase its capital stock.

Warrants
--------


     As of December 15, 1998, the Company had outstanding warrants to purchase Common Stock as follows:


     o Warrants to purchase the 236,109 Warrant Shares included in this Offering, for an exercise price of $7.20 per Warrant Share;


     o publicly traded warrants to purchase 2,295,000 shares of Common Stock, that (a) were issued as part of the units sold in the Company's July 1996 registered public offering ("Units"), (b) have an exercise price of $4.6875 per share, and (c) expire in July 2001.

     o warrants to purchase Units consisting of 180,000 shares of registered Common Stock and publicly traded warrants to purchase 180,000 shares of Common Stock, that (a) were issued to underwriters in the July 1996 public offering, (b) have an exercise price of $3.75 per Unit, and (c) expire in July 2001; and

     o warrants to purchase a total of 247,500 shares of Common Stock issued to several employees and consultants of the Company, that (a) have exercise prices ranging from $2.00 to $4.80 per share, and (b) expiration dates that range from December 2000 to February 2005.


No holder of warrants possesses any rights as a shareholder under such warrants until exercise of such warrants. Of the shares issuable upon exercise of the employee and consultant warrants, 160,000 shares are registered under a Form S-8 registration statement (see "Management - Summary Compensation") and 87,500 shares are registered for resale under a Form S-3 registration statement.

Registration Rights
-------------------


     Liviakis. The 590,000 shares of restricted Common Stock held by Liviakis and Mr. Prag have certain piggyback registration rights that take effect in February 1999 after expiration of their lock-up period (see "MD&A - Recent Events - Issuance of Common Stock to Liviakis"). These piggyback registration rights are subject to certain conditions, including the right of the Company's underwriters, if any, to limit the number of such shares included in the registration.

     Preferred Stock Offering. The Company would be obligated to register for resale any shares of Common Stock issuable upon conversion of Preferred Stock that would exceed 3,000,000 shares of Common Stock, if the Company's shareholders approve such issuance. See "Selling Shareholders - Conversion of Preferred Stock - Conversion Price."

     Fall 1998 Common Stock Offering. The Company has agreed to register for resale the 2,585,000 shares of Common Stock sold in its Fall 1998 Common Stock Offering. See "MD&A - Recent Events - Fall 1998 Common Stock Offering."


Anti-Takeover Laws
------------------

     The Company, as a Washington corporation, is subject to certain provisions of Washington law regarding significant business transactions and fair price restrictions. These provisions may have the effect of delaying or deterring a hostile takeover of the Company.

     Washington's "Significant Business Transactions" statute (Chapter 23B.19 of the Washington Business Corporation Act) applies to public companies that are incorporated under Washington law. The statute prohibits, subject to certain exceptions, a corporation from entering into any "significant business transactions" with an "Acquiring Person" (defined generally as a person who or an affiliated group that beneficially owns 10% or more of the outstanding voting securities of a corporation) for a period of five years after such person or affiliated group becomes an Acquiring Person unless the transaction or share acquisition made by the Acquiring Person is approved prior to the share acquisition by a majority of the target corporation's directors. In addition, this statute prohibits a corporation subject thereto from entering into a significant business transaction with an Acquiring Person unless the consideration to be received by the corporation's shareholders in connection with the proposed transaction satisfies the "fair price" provisions set forth in the statute.

Transfer Agent and Registrar
----------------------------

     The Transfer Agent and Registrar for the Company's Common Stock and publicly traded warrants is Interwest Transfer Co., Inc.

                    SHARES ELIGIBLE FOR FUTURE SALE


     As of December 15, 1998, the Company had outstanding 18,575,229 shares of Common Stock, and 170,000 shares of Preferred Stock. On completion of this Offering, the Company will have a total of 21,811,338 outstanding shares of Common Stock, subject to certain assumptions. See "Prospectus Summary - The Offering." Significant sales of shares of Common Stock under a registration statement, pursuant to Rule 144, or otherwise in the future, or the prospect of such sales, may depress the price of the Common Stock.


Outstanding Shares
------------------


     Unrestricted Shares. The Company had 13,475,385 outstanding shares of Common Stock that are either registered or transferable under Rule 144(k).

     Restricted Shares Eligible for Resale. The Company had 1,001,540 outstanding shares of Common Stock that were issued in private transactions but that are eligible for resale. These shares will remain "restricted securities" (as defined in the Securities Act) until their transfer to a third party or until the expiration of the Rule 144(k) holding period.

o      524,000   restricted shares that were issued in the Company's Fall 1997
                 Common Stock and Notes Offering and registered for resale under a Form S-3 registration statement.

o      477,540   restricted shares issued in connection with the NTI acquisition that are eligible for resale under Rule 144(d). These shares will become unrestricted under Rule 144(k) in April 1999.

     Restricted Shares Not Yet Eligible for Resale. The Company had 4,098,304 outstanding shares of Common Stock that were shares issued in private transactions which have not been registered for resale.


o      923,304   restricted shares issued in connection with the ESC
                 acquisition. These shares become eligible for resale under Rule 144(d) in April 1999 and for resale under Rule 144(k) in April 2000.

o      590,000   restricted shares issued to a financial services consultant that become eligible for resale under Rule 144(d) in August
                 1999 and unrestricted under Rule 144(k) in August 2000, and that are subject to piggyback registration rights.

o    2,585,000   restricted shares issued in the Company's Fall 1998 Common
                 Stock Offering which are subject to resale registration rights after April 1999. The shares will be eligible for resale under Rule 144(d) in November 1999 and unrestricted under Rule 144(k) in November 2000. The shares become subject to piggyback registration rights in February 1999.


Reserved but Unissued Shares
----------------------------

     Employee Benefit Plans. The Company had 4,660,000 shares of Common Stock reserved under employee benefit plans. See "Management - Summary Compensation - Benefit Plans." All of these shares are registered under Form S-8 registration statements:

o    3,000,000   registered shares reserved for issuance under the Option Plan, of which (a) 2,273,616 shares are issuable under unexercised options, and (b) 25,000 shares have been issued upon an exercised option,


o      500,000   registered shares reserved for issuance under the Director
                 Plan, of which (a) 32,559 shares have been issued, and
                 (b) 50,000 shares are issuable under options that vest in October 1999, under certain conditions,

o    1,000,000   registered shares reserved for issuance under the Employee
                 Stock Purchase Plan, of which 3,906 have been issued, and

o      160,000   registered shares reserved for issuance under warrants to
                 several management and technical employees, none of which have been exercised.

     Other Registered But Unissued Shares of Common Stock. The Company had another 2,655,000 registered shares of Common Stock reserved for issuance:

o    2,295,000   registered shares reserved for issuance under the Company's publicly traded warrants, none of which have been exercised, and

o      360,000   registered shares reserved for issuance under (a) unregistered warrants held by certain underwriters in the Company's July
                 1996 public unit offering, and (b) the publicly traded warrants issuable upon exercise of the underwriters' warrants.

     Unissued Restricted Shares which have been Registered for Resale. As of the effective date of this Prospectus the Company will have 3,323,609 shares of unissued Common Stock registered for resale to third parties:

o    3,236,109   restricted Shares issuable upon conversion of the Preferred
                 Stock and exercise of the Warrants which are being offered for resale under this Prospectus, and

o       87,500   restricted shares reserved for issuance upon exercise of
                 outstanding non-employees warrants, which are registered for resale under a Form S-3 registration statement.

Potentially Issuable Shares of Common Stock
-------------------------------------------


o An indeterminate number of Additional Shares, in excess of the 3,000,000 Conversion Shares, that may become issuable upon conversion of the Preferred Stock if the Company's shareholders approve the issuance of such Additional Shares. See "Selling Shareholders - Conversion of the Preferred Stock - Conversion Price."

o An indeterminate number of shares of Common Stock that may be issued if and when the Nova-Tech acquisition closes. See "MD&A - Recent Events - Proposed Nova-Tech Acquisition."

                                  LEGAL MATTERS


     The validity of the issuance of the Conversion Shares when and if conversion of the Preferred Stock occurs, and the validity of the issuance of the Warrant Shares when and if the Warrants are exercised, have been passed upon for the Company by Stoel Rives LLP of Seattle, Washington.



                                     EXPERTS



     The consolidated financial statements contained in this Prospectus and identified below were audited by the following independent public accountants, as indicated in their attached reports:


o    KPMG Peat Marwick LLP for the Company's fiscal year ended May 31, 1998.
o    Moss Adams LLP for the Company's fiscal years ended May 31, 1997 and 1996.
o    KPMG Audit plc for Aeromet's years ended December 31, 1997 and 1996.

o    PricewaterhouseCoopers LLP for ESC's fiscal year ended March 31, 1997.



These financial statements are included in this Prospectus and the Registration Statement in reliance upon the authority of the above firms as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS



                                                                            Page
PACIFIC AEROSPACE & ELECTRONICS, INC. and Subsidiaries

Audited Consolidated Annual Financial Statements
------------------------------------------------
    Independent Auditors' Reports..........................................  F-3
    Consolidated Balance Sheets as of May 31, 1997 and 1998................  F-5
    Consolidated Statements of Operations for the years ended
      May 31, 1996, 1997 and 1998..........................................  F-6
    Consolidated Statements of Shareholders' Equity for the
      years ended May 31, 1996, 1997 and 1998..............................  F-7
    Consolidated Statements of Cash Flows for the years ended
      May 31, 1996, 1997 and 1998..........................................  F-8
    Notes to Consolidated Financial Statements............................. F-10

Unaudited Consolidated First Quarter Financial Statements
---------------------------------------------------------
    Consolidated Balance Sheet as of August 31, 1998 ...................... F-25
    Consolidated Statements of Operations for the three-month
      periods ended August 31, 1997 and 1998............................... F-26
    Consolidated Statements of Cash Flow for the three-month
      periods ended August 31, 1997 and 1998............................... F-27
    Management's Statement and Notes to Unaudited Consolidated
      Financial Statements for the three-month period ended
      August 31, 1998...................................................... F-28

AEROMET INTERNATIONAL PLC and Subsidiaries

    Independent Auditors' Report .......................................... F-30
    Balance Sheets as of December 31, 1996 and 1997,
      and as of May 31, 1998 (unaudited)................................... F-31
    Statements of Operations for the years ended December 31,
      1996 and 1997 and the five-month period ended May 31, 1997 and 1998 (Unaudited)................................................. F-32
    Statements of Shareholder's Equity for the years ended
      December 31, 1996 and 1997 and the five-month period
      ended May 31, 1998 (unaudited)....................................... F-33
    Statements of Cash Flows for the years ended December 31,
      1996 and 1997 and the five-month period ended May 31, 1997 and 1998 (unaudited)................................................. F-34
    Notes to Financial Statements.......................................... F-35

ELECTRONIC SPECIALTY CORPORATION and Subsidiaries

Audited Consolidated Annual Financial Statements
------------------------------------------------
    Report of Independent Accountants ..................................... F-45

    Consolidated Balance Sheet as of March 31, 1997........................ F-46
    Consolidated Statement of Operations for the year ended
      March 31, 1997....................................................... F-47
    Consolidated Statement of Non-Redeemable Shareholders'
      Equity for the year ended March 31, 1997............................. F-48
    Consolidated Statement of Cash Flows for the year ended
      March 31, 1997....................................................... F-49
    Notes to Consolidated Financial Statements............................. F-50

Unaudited Consolidated Financial Statements
-------------------------------------------
    Consolidated Statements of Operations for the Nine-Month
      Periods Ended December 31, 1997 and 1996 ............................ F-56
    Consolidated Statements of Cash Flows for the Nine-Month
      Periods Ended December 31, 1997 and 1996............................. F-57
    Notes to Unaudited Consolidated Financial Statements
      for the Nine-Month Periods Ending December 31, 1997 and 1996......... F-58

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Pacific Aerospace & Electronics, Inc.:

     We have audited the accompanying consolidated balance sheet of Pacific Aerospace & Electronics, Inc. and subsidiaries as of May 31, 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Aerospace & Electronics, Inc. and subsidiaries as of May 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                       /s/ KPMG PEAT MARWICK LLP

Seattle, Washington
June 30, 1998

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Pacific Aerospace & Electronics, Inc.:

     We have audited the accompanying consolidated balance sheet of Pacific Aerospace & Electronics, Inc. and subsidiaries as of May 31, 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the two-year period ended May 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Aerospace & Electronics, Inc. and subsidiaries as of May 31, 1997, and the results of their operations and their cash flows for each of the years in the two-year period ended May 31, 1997 in conformity with generally accepted accounting principles.


                                       /s/ MOSS ADAMS LLP

Everett, Washington
July 2, 1997

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                              May 31, 1997 and 1998


                                                                                                           1997             1998
                                                                                                   ------------     ------------
                                     ASSETS
Current assets:
      Cash and cash equivalents................................................................    $  3,048,000       11,461,000
      Certificate of deposit...................................................................       1,000,000               --
      Accounts receivable, net of allowance for doubtful accounts of $247,000 in
         1997 and $130,000 in 1998.............................................................       5,455,000        9,375,000
      Inventories..............................................................................       9,082,000       16,184,000
      Deferred income taxes....................................................................              --          386,000
      Prepaid expenses and other...............................................................         354,000          272,000
                                                                                                   ------------     ------------
            Total current assets...............................................................      18,939,000       37,678,000
                                                                                                   ------------     ------------
Property, plant and equipment, net.............................................................      13,190,000       26,335,000
                                                                                                   ------------     ------------
Other assets:
      Note receivable from related party.......................................................         125,000          700,000
      Investment...............................................................................              --        4,579,000
      Costs in excess of net book value of acquired subsidiaries, net of accumulated
         amortization of $223,000 in 1997 and $439,000 in 1998.................................       2,071,000        6,515,000
      Patents, net of accumulated amortization of $205,000 in 1997 and $307,000
         in 1998...............................................................................       1,331,000        1,229,000
      Deferred income taxes....................................................................              --          222,000
      Other....................................................................................          96,000        1,322,000
                                                                                                   ------------     ------------
            Total other assets.................................................................       3,623,000       14,567,000
                                                                                                   ------------     ------------
                                                                                                   $ 35,752,000       78,580,000
                                                                                                   ============     ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Accounts payable.........................................................................    $  3,736,000        6,748,000
      Accrued liabilities......................................................................       1,116,000        2,587,000
      Current portion of long-term debt........................................................         855,000        1,027,000
      Current portion of capital lease obligations.............................................         142,000          206,000
      Line of credit...........................................................................              --        1,511,000
                                                                                                   ------------     ------------
            Total current liabilities..........................................................       5,849,000       12,079,000
Long-term liabilities:
      Long-term debt, net of current portion...................................................       2,899,000        9,059,000
      Capital lease obligations, net of current portion........................................         337,000          941,000
      Deferred income taxes....................................................................         592,000               --
      Deferred rent and other..................................................................         456,000          359,000
                                                                                                   ------------     ------------
            Total liabilities..................................................................      10,133,000       22,438,000
                                                                                                   ------------     ------------
Shareholders' equity:
      Convertible preferred stock, $0.001 par value, 5,000,000 shares authorized:
        Series A, 50,000 shares issued and outstanding at May 31,
          1997 and none issued and outstanding at May 31, 1998.................................              --               --
        Series B, none issued and outstanding at May 31, 1997 and
          100,000 shares issued and outstanding at May 31, 1998................................              --               --
      Common stock, $0.001 par value. 100,000,000 shares authorized,
         10,220,249 and 15,395,723 issued and outstanding at May 31, 1997
         and 1998, respectively................................................................          10,000           15,000
      Additional paid-in capital...............................................................      30,490,000       57,830,000
      Cumulative unrealized loss on investment.................................................             --          (436,000)
      Accumulated deficit......................................................................      (4,881,000)      (1,267,000)
                                                                                                   ------------     ------------
            Total shareholders' equity.........................................................      25,619,000       56,142,000
Commitments, contingencies, and subsequent events..............................................              --               --

                                                                                                   $ 35,752,000       78,580,000
                                                                                                   ============     ============


          See accompanying notes to consolidated financial statements.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                     Years ended May 31, 1996, 1997 and 1998


                                                                                          1996             1997             1998
                                                                                  ------------     ------------     ------------
Net sales..................................................................       $ 20,725,000       34,175,000       54,099,000
Cost of sales..............................................................         16,439,000       25,969,000       39,487,000
                                                                                  ------------     ------------     ------------
            Gross profit...................................................          4,286,000        8,206,000       14,612,000
Operating expenses.........................................................          4,869,000        6,259,000        9,872,000
                                                                                  ------------     ------------     ------------
            Income (loss) from operations..................................           (583,000)       1,947,000        4,740,000
                                                                                  ------------     ------------     ------------
Other income (expense):
      Interest income......................................................             37,000          126,000          110,000
      Interest expense.....................................................           (535,000)        (510,000)        (865,000)
      Other................................................................             15,000          169,000         (853,000)
                                                                                  ------------     ------------     ------------
                                                                                      (483,000)        (215,000)      (1,608,000)
                                                                                  ------------     ------------     ------------
            Income (loss) before income taxes..............................         (1,066,000)       1,732,000        3,132,000
Income tax benefit (expense)...............................................             67,000          (50,000)         482,000
                                                                                  ------------     ------------     ------------
            Net income (loss)..............................................       $   (999,000)       1,682,000        3,614,000
                                                                                  ============     ============     ============
Net income (loss) per share:
      Basic................................................................     $        (0.16)            0.18             0.29
      Diluted..............................................................              (0.16)            0.17             0.27
Shares used in computation of net income (loss) per share:
      Basic................................................................          6,209,000        9,499,980       12,486,077
      Diluted..............................................................          6,209,000       10,035,846       13,606,061


          See accompanying notes to consolidated financial statements.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                     Years ended May 31, 1996, 1997 and 1998


                             Series A         Series B
                            convertible      convertible
                          preferred stock  preferred stock      Common stock     Additional  Cumulative                       Total
                          ---------------  ---------------  -------------------     paid-in  unrealized  Accumulated  shareholders'
                           Shares  Amount   Shares  Amount      Shares   Amount     capital      losses      deficit         equity
                          -------  ------  -------  ------  ----------  -------  ----------  ----------  -----------  -------------
Balance at May 31, 1995        --  $   --       --  $   --   5,196,008  $ 5,000  11,013,000          --   (5,564,000)     5,454,000
Sale of common stock           --      --       --      --   1,503,551    2,000   4,930,000          --           --      4,932,000
Issuance of warrant            --      --       --      --          --       --      69,000          --           --         69,000
Issuance of common stock
  in connection with
  acquisitions                 --      --       --      --     778,750    1,000   3,082,000          --           --      3,083,000
Net loss                       --      --       --      --          --       --          --          --     (999,000)      (999,000)
                          -------  ------  -------  ------  ----------  -------  ----------  ----------  -----------  -------------
Balance at May 31, 1996        --      --       --      --   7,478,309    8,000  19,094,000          --   (6,563,000)    12,539,000
Sale of common stock           --      --       --      --   2,264,400    2,000   5,347,000          --           --      5,349,000
Issuance of warrants           --      --       --      --          --       --      16,000          --           --         16,000
Issuance of common stock
  in connection with an
  acquisition                  --      --       --      --     477,540       --   1,552,000          --           --      1,552,000
Sale of preferred stock
  for cash                 50,000      --       --      --          --       --   4,481,000          --           --      4,481,000
Net income                     --      --       --      --          --       --          --          --    1,682,000      1,682,000
                          -------  ------  -------  ------  ----------  -------  ----------  ----------  -----------  -------------
Balance at May 31, 1997    50,000      --       --      --  10,220,249   10,000  30,490,000          --   (4,881,000)    25,619,000
Issuance of common stock       --      --       --      --       8,559       --      13,000          --           --         13,000
Sale of common stock for
  cash                         --      --       --      --     524,000    1,000   2,222,000          --           --      2,223,000
Increase in preferred
  stock, net of issuance
  costs                        --      --  100,000      --          --       --   9,260,000          --           --      9,260,000
Issuance of warrants           --      --       --      --          --       --     444,000          --           --        444,000
Exercise of warrants for
 cash, net of tax effects
 of $99,000                    --      --       --      --     795,000    1,000   3,723,000          --           --      3,724,000
Issuance of common stock
   on conversion of
   convertible notes and
   accrued interest of
   $154,000                    --      --       --      --   1,405,018    1,000   5,518,000          --           --      5,519,000
Exercise of options for
   cash                        --      --       --      --      25,000       --      53,000          --           --         53,000
Issuance of common stock
   on conversion of
   preferred stock        (50,000)     --       --      --   1,494,593    1,000      (1,000)         --           --             --
Unrealized losses on
   available for sale
   securities                  --      --       --      --          --       --         --     (436,000)          --       (436,000)
Issuance of common stock
   in connection with
   acquisition                 --      --       --      --     923,304    1,000   6,108,000          --           --      6,109,000
Net income                     --      --       --      --          --       --          --          --    3,614,000      3,614,000
                          -------  ------  -------  ------  ----------  -------  ----------  ----------  -----------  -------------
Balance at May 31, 1998        --  $   --  100,000  $   --  15,395,723  $15,000  57,830,000    (436,000)  (1,267,000)    56,142,000
                          =======  ======  =======  ======  ==========  =======  ==========  ==========  ===========  =============


          See accompanying notes to consolidated financial statements.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     Years ended May 31, 1996, 1997 and 1998


                                                                                               1996           1997           1998
                                                                                        -----------    -----------    -----------
Cash flow from operating activities:
      Net income (loss)   ..........................................................    $  (999,000)     1,682,000      3,614,000
      Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
            Depreciation and amortization...........................................        871,000      1,358,000      2,204,000
            Allowance on note receivable............................................             --             --        250,000
            Loss on restructuring of note receivable................................             --             --      1,038,000
            Loss on sale of property, plant and equipment...........................          8,000             --             --
            Director compensation paid in common stock..............................         24,000         44,000         13,000
            Consulting services paid through issuance of stock options and warrants.             --          6,000        139,000
            Federal income tax benefit..............................................        (67,000)            --     (1,200,000)
            Changes in operating assets and liabilities:
                  Accounts receivable...............................................     (1,018,000)    (1,774,000)    (2,286,000)
                  Inventories.......................................................     (1,303,000)    (1,951,000)    (3,387,000)
                  Prepaid expenses and other current assets.........................          8,000       (178,000)       474,000
                  Other assets......................................................        (79,000)        44,000     (1,176,000)
                  Accounts payable, accrued liabilities and other liabilities.......       (216,000)       557,000      1,911,000
                                                                                        -----------    -----------    -----------
                       Net cash provided by (used in) operating activities..........     (2,771,000)      (212,000)     1,594,000
                                                                                        -----------    -----------    -----------
Cash flow from investing activities:
      Sale (purchase) of certificate of deposit.....................................             --     (1,000,000)     1,000,000
      Proceeds from stock subscription receivable...................................             --      1,030,000             --
      Acquisition of property, plant and equipment..................................       (754,000)    (2,100,000)    (6,509,000)
      Proceeds from sale of property, plant and equipment...........................          9,000             --             --
      Acquisition of subsidiaries...................................................             --             --     (3,289,000)
      Acquisition of patents........................................................       (400,000)            --             --
      Acquisition of investment.....................................................             --             --       (742,000)
      Issuance of notes receivable..................................................             --             --     (6,261,000)
      Payments received on note receivable from related party.......................         44,000         58,000        125,000
      Purchase of goodwill..........................................................             --             --     (1,029,000)
                                                                                        -----------    -----------    -----------
                       Net cash used in investing activities........................     (1,101,000)    (2,012,000)   (16,705,000)
                                                                                        -----------    -----------    -----------
Cash flow from financing activities:
      Net borrowings (repayments) under line of credit..............................        308,000     (1,224,000)      (358,000)
      Decrease (increase) in restricted cash........................................     (1,000,000)     1,000,000             --
      Proceeds from long-term debt and convertible notes............................      2,105,000        237,000     10,125,000
      Payments on long-term debt and capital leases.................................     (1,457,000)    (5,686,000)    (1,503,000)
      Proceeds from sale of common stock, net.......................................      3,550,000      5,739,000      2,223,000
      Proceeds from sale of preferred stock, net....................................             --      4,481,000      9,260,000
      Proceeds from exercise of stock options and warrants..........................             --             --      3,777,000
      Proceeds from sale of warrants................................................         12,000             --             --
                                                                                        -----------    -----------    -----------
                       Net cash provided by financing activities....................      3,518,000      4,547,000     23,524,000
                                                                                        -----------    -----------    -----------
                       Net increase (decrease) in cash and cash equivalents.........       (354,000)     2,323,000      8,413,000
                                                                                        -----------    -----------    -----------
Cash and cash equivalents at beginning of year......................................      1,079,000        725,000      3,048,000
                                                                                        -----------    -----------    -----------
Cash and cash equivalents at end of year............................................    $   725,000      3,048,000     11,461,000
                                                                                        ===========    ===========    ===========


          See accompanying notes to consolidated financial statements.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS--(Continued)

                     Years ended May 31, 1996, 1997 and 1998


                                                                                               1996           1997           1998
                                                                                        -----------    -----------    -----------
Supplemental cash flow:
      Cash paid during the year for:
            Interest................................................................... $   658,000        613,000        712,000
            Federal income taxes.......................................................          --         18,000        521,000
      Acquisition of subsidiaries:
            Fair value of assets acquired and resulting goodwill, excluding cash.......  10,286,000      1,928,000     10,034,000
            Liabilities assumed........................................................  (7,203,000)      (482,000)     3,925,000
            Common stock issued........................................................   3,083,000      1,446,000      6,109,000
      Noncash investing and financing activities:
            Seller financed acquisition of property, plant and equipment...............     539,000        639,000      3,336,000
            Seller financed acquisition of patents.....................................     520,000         35,000             --
            Stock subscriptions receivable for issuance of common stock ...............   1,030,000             --             --
            Conversion of notes and accrued interest to common stock...................          --             --      5,519,000
            Restructuring of certain notes receivable for an investment
              in common stock..........................................................          --             --      6,053,000
            Property, plant and equipment included in accounts payable ................          --             --        445,000
            Deferred portion of common stock issued for consulting services............          --             --        305,000
            Long-term debt retired through acquisition of subsidiary ..................          --             --        139,000


          See accompanying notes to consolidated financial statements.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     Years Ended May 31, 1996, 1997 and 1998


(1)  Description of Business and Basis of Presentation

     Description of Business

     Pacific Aerospace & Electronics, Inc., with headquarters in Wenatchee, Washington, develops, manufactures and markets high performance electronics and metal components and assemblies for the aerospace, defense, electronics and transportation industries. The consolidated financial statements include the accounts of Pacific Aerospace & Electronics, Inc. and its wholly-owned subsidiaries (collectively, the "Company").

     Basis of Presentation

     These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in the United States (U.S.) and present the financial position, results of operations and changes in financial position of the Company. All material intercompany balances and transactions have been eliminated in consolidation.

     Certain 1996 and 1997 amounts have been reclassified to conform with the 1998 presentation.

(2)  Summary of Significant Accounting Principles

     Cash and Cash Equivalents

     Cash and cash equivalents consist of cash, demand deposits with banks and highly liquid investments with maturity dates at purchase of three months or less.

     Inventories

     Inventories are stated at the lower of cost, primarily determined by the first-in, first-out method, or market (replacement cost for raw materials and net realizable value for work in progress and finished goods).

     Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Property, plant and equipment under capital leases are stated at the lower of the fair market value of the assets or the present value of minimum lease payments at the inception of the leases.

     Depreciation is calculated using the straight-line method over the estimated useful lives of the owned assets ranging from 5 years for certain machinery and equipment to 40 years for certain buildings. Property, plant and equipment held under capital leases are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the lease terms, ranging from 7 to 10 years from the inception of the leases.

     Expenditures for maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in other income or expense.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

     Investments

     At May 31, 1998, the Company had an investment in the common stock, registered and unregistered shares, of a public company of approximately 19.5%. The investment is classified as an available-for-sale security in accordance with Statements of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, and is reported at fair value, with unrealized gains and losses excluded from the statements of operations and reported as a separate component of shareholders' equity. Unrealized losses which are determined to be other-than-temporary are included in the statements of operations. Fair value of the common stock is determined as the quoted value of the stock in the over-the-counter market, without any discounts for large blocks or unregistered shares. There is no assurance that such values will be realizable upon liquidation or sale.

     Intangible Assets

     Costs in excess of net book value of acquired subsidiaries is amortized using the straight-line method over 15 years from the date of acquisition.

     Purchased patents are recorded at cost. Developed patents are recorded at the value of related compensation awarded. Patents are amortized using the straight-line method over the estimated useful lives of the patents ranging from 10 to 17 years.

     Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     Revenue Recognition

     Revenue is recognized when products are shipped to customers.

     Research and Development

     Research and development costs are expensed as incurred and are included in operating expenses.

     Income Taxes

     The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized based on the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Stock-Based Compensation

     The Company follows the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. This statement permits a company to choose either a new fair-value method or the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, intrinsic-value based method of accounting for stock-based compensation arrangements. SFAS No. 123 requires pro forma disclosure of net income and earnings per share computed as if the fair-value based method had been applied in financial statements of companies that continue to account for such arrangements under APB Opinion No. 25. The Company has elected to continue to record stock-based compensation using the APB Opinion No. 25 intrinsic-value-based method and, therefore, the adoption of SFAS No. 123 has not impacted the Company's financial positions, results of operations, or liquidity.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

     Net Income (Loss) Per Share

     In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, Earnings Per Share. SFAS No. 128 requires the presentation of basic earnings per share, and for companies with complex capital structures, diluted earnings per share. Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period using the treasury stock method. The Company has presented historical basic and diluted income (loss) per share in accordance with SFAS No. 128. As the Company had a net loss in the year ended May 31, 1996, basic and diluted net loss per share is the same.

     Use of Estimates

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     New Accounting Pronouncements

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130, which is effective for fiscal years beginning after December 15, 1997, requires restatement of financial statements for earlier periods to be provided for comparative purposes. The Company anticipates that implementing the provisions of SFAS No. 130 will not have a significant impact on the Company's existing disclosures. The Company has not determined the manner in which it will present the information required by SFAS No. 130.

     In June 1997, the FASB issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. The Company anticipates that implementing the provisions of SFAS No. 131 will not have a significant impact on the Company's existing disclosures. The Company has not determined the manner in which it will present the information required by SFAS No. 131.

     In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. The Company has not determined the manner in which it will present the information required by SFAS No. 132.

(3)  Segment Information and Concentration of Risk

     The Company conducts its business in two business segments, "Aerospace" and "Electronics." The Aerospace business segment primarily comprises machined and cast metal products operations. Net sales of the Aerospace business segment include sales to customers in the aerospace, defense and transportation industries. Net sales of the Electronics business segment also include sales to customers in the aerospace and defense industries. Historically, these segments have been cyclical and sensitive to general economic and industry specific conditions. In particular, the aerospace industry, in past years, has been adversely affected by a number of factors, including reduced demand for commercial aircraft, a decline in military spending, postponement of overhaul and maintenance of aircraft, increased fuel and labor costs, increased regulations, and intense price competition, among other factors. Although the aerospace supply industry currently is enjoying favorable trends, there is no assurance that such trends will continue. There is also no assurance that general economic conditions will not lead to a downturn in demand for core components and products of the Company, in each of its business segments.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

     Presented below is the Company's business segment information. Identifiable assets are those assets used in the Company's operations in each business segment, and do not include advances or loans between the business segments. Corporate assets are identified below, and no allocations were necessary for assets used jointly by the business segments.

      Year ended May 31, 1996:

                                                                                                      Corporate,
                                                                                                      other and
                                                                  Aerospace       Electronics       elimination             Total
                                                                -----------       -----------       -----------       -----------
      Net sales to customers................................    $12,382,000         8,343,000                --        20,725,000
      Net sales between segments............................        376,000                --          (376,000)               --
      Income (loss) from operations.........................       (278,000)          405,000          (710,000)         (583,000)
      Identifiable assets...................................     17,429,000         7,527,000         2,693,000        27,649,000
      Capital expenditures..................................        824,000           469,000                --         1,293,000
      Depreciation and amortization.........................        541,000           330,000                --           871,000

      Year ended May 31, 1997:

                                                                                                      Corporate,
                                                                                                      other and
                                                                  Aerospace       Electronics       elimination             Total
                                                                -----------       -----------       -----------       -----------
      Net sales to customers................................    $22,949,000        11,226,000                --        34,175,000
      Net sales between segments............................        151,000                --          (151,000)               --
      Income (loss) from operations.........................      1,043,000         2,203,000        (1,299,000)        1,947,000
      Identifiable assets...................................     21,011,000        11,419,000         3,322,000        35,752,000
      Capital expenditures..................................      1,961,000           778,000                --         2,739,000
      Depreciation and amortization.........................        897,000           461,000                --         1,358,000

      Year ended May 31, 1998:

                                                                                                      Corporate,
                                                                                                      other and
                                                                  Aerospace       Electronics       elimination             Total
                                                                -----------       -----------       -----------       -----------
      Net sales to customers................................    $34,146,000        19,953,000                --        54,099,000
      Net sales between segments............................        162,000             5,000          (167,000)               --
      Income (loss) from operations.........................      4,665,000         2,454,000        (2,379,000)        4,740,000
      Identifiable assets...................................     29,761,000        28,943,000        19,876,000        78,580,000
      Capital expenditures..................................      4,212,000         1,333,000         4,745,000        10,290,000
      Depreciation and amortization.........................      1,301,000           855,000            48,000         2,204,000

     The Company had two customers, each comprising greater than 10% of net sales, aggregating 65%, 43%, and 45% for the fiscal years ended May 31, 1996, 1997, and 1998, respectively.

     At May 31, 1997, the Company had one customer which represented 14% of accounts receivable. At May 31, 1998, the Company had two customers, aggregating 25%, each of which comprised greater than 10% of accounts receivable.

     Credit is extended to customers based on an evaluation of their financial condition and collateral is generally not required.

     The Company currently purchases aluminum and other raw materials from a limited number of suppliers. Although there are a limited number of potential suppliers of such raw materials, management believes that other suppliers could provide these raw materials on comparable terms. A change in suppliers, however, could cause a delay in manufacturing, increased costs, and a possible loss of sales, which could have a material adverse effect on the manufacturing and delivery of the Company's products. The Company purchased $1,762,000, $2,570,000, and $2,723,000 from one supplier during the years ended May 31, 1996, 1997, and 1998, respectively.

     The Company purchases other raw materials, of lesser significance, which are available from a limited number of suppliers.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

     At May 31, 1998, the Company had purchase commitments for raw materials aggregating $4,064,000.

(4)  Business Acquisitions

     In November 1995, a wholly-owned subsidiary of the Company acquired all of the assets and assumed certain liabilities of Seismic Safety Products, Inc. The asset purchase price consisted of $70,000 in cash and 128,750 shares of the Company's common stock valued at $483,000, for a total of $553,000. In connection with the transaction, the Company acquired certain patents for total consideration of $520,000. Costs in excess of net book value of $535,000 were recorded as a result of this acquisition.

     Effective for accounting purposes in November 1995, a wholly-owned subsidiary of the Company merged with Morel Industries, Inc. The purchase price consisted of 650,000 shares of the Company's common stock valued at approximately $2.6 million. Costs in excess of net book value of $939,000 were recorded as a result of this acquisition.

     In April 1997, a wholly-owned subsidiary of the Company acquired all of the assets and assumed certain liabilities of Northwest Technical Industries, Inc. The asset purchase price consisted of 477,540 shares of the Company's common stock valued at $1,552,000. Costs in excess of net book value of $270,000 were recorded as a result of this acquisition.

     Effective for accounting purposes in February 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets and assumed certain liabilities of PCC Composites, Inc.'s operating unit, Balo Precision Parts. The purchase price consisted of $2.25 million in cash and resulted in costs in excess of net book value of $1,029,000.

     Effective for accounting purposes in March 1998, a wholly-owned subsidiary of the Company acquired substantially all assets and certain liabilities of Electronic Specialty Corporation and its wholly-owned subsidiary, Displays & Technologies, Inc. (collectively "ESC"). The purchase price consisted of $2.0 million in cash, 923,304 shares of the Company's common stock valued at $6,109,000, and acquisition costs of $77,000 for a total of $8,186,000. Costs in excess of net book value of $3,631,000 were recorded as a result of this acquisition.

     The business combinations described above have been accounted for using the purchase method. Accordingly, assets and liabilities have been recorded at their fair value at acquisition date. Operating results of these acquired companies are included in the Company's consolidated statements of operations from the respective acquisition dates.

     The following summary, prepared on a pro forma basis, presents the unaudited consolidated condensed results of operations of the Company, as if the aforementioned business acquisitions were made as of the first day of the immediately preceding fiscal year in which the entity was acquired. There are no material adjustments which impact the summary.

                                                                                         Year ended May 31 (unaudited)
                                                                                ----------------------------------------------
                                                                                        1996             1997             1998
                                                                                ------------     ------------     ------------
      Net sales..........................................................       $ 26,801,000       49,117,000       64,968,000
      Income (loss) from operations......................................           (908,000)         444,000        4,384,000
      Net income (loss)..................................................         (1,660,000)         249,000        3,003,000
      Net income (loss) per share:
            Basic........................................................              (0.25)            0.03             0.23
            Diluted......................................................              (0.25)            0.02             0.21
      Shares used in computation of net income (loss) per share:
            Basic........................................................          6,687,000        9,936,962       13,287,961
            Diluted......................................................          6,687,000       10,027,762       14,407,945

     The pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the transactions been consummated as of the date indicated nor are they intended to indicate results that may occur in the future.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

(5)  Inventories

     Inventories at May 31 consist of the following:

                                                           1997             1998
                                                    -----------      -----------
      Raw materials.............................    $ 2,685,000        5,789,000
      Work in progress..........................      3,387,000        5,683,000
      Finished goods............................      3,010,000        4,712,000
                                                    -----------      -----------
                                                    $ 9,082,000       16,184,000


(6)  Property, Plant and Equipment

     Property, plant and equipment, including assets under capital lease arrangements, at May 31 consist of the following:

                                                                       1997             1998
                                                                -----------      -----------
      Land....................................................  $   895,000        1,171,000
      Buildings...............................................    4,300,000        4,380,000
      Leasehold improvements..................................      401,000        1,738,000
      Machinery and equipment.................................    9,305,000       18,331,000
      Furniture and fixtures..................................    1,215,000        2,494,000
                                                                -----------      -----------
                                                                 16,116,000       28,114,000
            Less accumulated depreciation and amortization ...    3,309,000        5,108,000
                                                                -----------      -----------

                                                                 12,807,000       23,006,000
      Construction and purchases in progress..................      383,000        3,329,000
                                                                -----------      -----------
                                                                $13,190,000       26,335,000

     The Company recognized depreciation of property, plant and equipment of $696,000, $1,103,000 and $1,851,000 during the years ended May 31, 1996, 1997 and 1998, respectively.

(7)  Note Receivable From Related Party

     At May 31, 1997, the Company had a note receivable from a shareholder collectible in monthly principal and interest installments of $5,900, with the final principal balance due in March 1999. During the year ended May 31, 1998, the note receivable was repaid in full. Also see Note 8.

(8)  Investment

     At May 31, 1998, the Company held an interest in the common stock, registered and unregistered shares, of a public company of approximately 19.5%. The investment consists of shares which were purchased on the open market and shares which were obtained in conjunction with the settlement of certain outstanding notes receivable from the public company under a restructuring agreement, amounting to approximately $359,000 and $4,220,000, respectively, at May 31, 1998. The Company recorded an unrealized loss, included in shareholders' equity, on the shares of $436,000 as of May 31, 1998. Under the restructuring agreement, the public company converted notes, previously issued by the Company to the public company and its subsidiaries, into shares of the public company stock at $2.00 per share. In addition, the public company agreed to grant the Company demand registration rights for those shares and, in the event of an underwritten public offering, piggyback registration rights, which will be effective after the earliest of (a) the closing of the public company's third round of financing, or (b) the first anniversary of the closing of the restructuring agreement. The Company also agreed to continue guaranteeing the public company credit facility of $1.3 million and an equipment lease of $373,000.

     At May 31, 1998, the Company had a note receivable from the public company. The note accrues interest at 8% per annum, requires interest-only payments for the first year, and requires fully amortizing monthly payments of principal plus interest for the final four years of the note. In the restructuring agreement, the public company also agreed to purchase certain other notes and interests of the Company (including warrants and interests in a lawsuit and bankruptcy

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES action) for a $950,000 promissory note from the public company. The note accrues interest at 8% per annum, requires interest-only payments for the first year, and requires fully-amortizing monthly payments of principal plus interest for the final four years of the note.

     In conjunction with the restructuring agreement, the Company recorded a nonrecurring charge during the year ended May 31, 1998 of $1,038,000 to reflect the restructuring of the debt and the difference between the Company's carrying amounts of the other notes and the interest in the lawsuit and bankruptcy and the public company promissory note. The amount has been included in other expense for the year ending May 31, 1998.

     Certain of the Company's directors were also directors of the public company through January 1998. In addition, certain officers of the Company were individual shareholders of the public company until such shares were sold in May 1998. The Company also subleases approximately 95% of the square footage of its Bothell, Washington office space to the public company for an amount equivalent to the percentage of the lease payment for that space. Certain directors and officers of the Company personally guarantee certain debt of the public company.

(9)  Credit Facility

     In May 1997, the Company executed a commitment letter with a bank for a credit facility consisting of (a) a revolving working capital line of credit of up to $3,500,000 that extends from June 1997 to September 1998 (the "Line of Credit"), (b) a seven-year capital equipment acquisition credit facility of up to $2,000,000 (the "Equipment Line"), and (c) a 10-year term loan of approximately $700,000, or approximately 80% of the cost of a recent addition to a subsidiary's building (the "Construction Loan"). The Company has executed the documents for the Line of Credit and the Construction Loan, but has not yet elected to close the Equipment Line. As of May 31, 1998, the Line of Credit had no outstanding balance and the Company had not yet requested funding of the Equipment Line. Borrowings will bear interest at variable rates, and will be secured by inventories, accounts receivable, and certain equipment and building improvements. The agreement contains restrictive covenants related to working capital, net worth and debt service coverage. Management believes the Company is in compliance with these covenants at May 31, 1998.

     In connection with the acquisition of ESC, the Company assumed a revolving working capital line of credit. Interest accrues at the 30-day commercial paper rate plus 3.25% (8.75% at May 31, 1998) and the outstanding balance was $1,511,000 at May 31, 1998. There are certain restrictive covenants related to tangible net worth and debt to tangible net worth ratios. Management believes the Company is in compliance with these covenants at May 31, 1998. Subsequent to May 31, 1998, the line of credit was reduced to $1,200,000.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

(10) Long-Term Debt

     Long-term debt at May 31 consists of the following:

                                                                                                         1997            1998
                                                                                                  -----------     -----------
      Industrial revenue bond payable to a bank in monthly installments of
         $19,200, including interest at 8.12%, through November 2009............................  $ 1,242,000       1,108,000
      Note payable to a bank in monthly installments of $7,000, including
         interest at 8.39% with the principal balance due in full in March 2008.................           --         712,000
      Subordinated note payable to the City of Entiat in monthly installments of
         $7,300, including interest at 8%, with the principal balance due in full
         in May 2001............................................................................      551,000         505,000
      Note payable to bank in monthly principal installments of $5,000 plus interest at the 30-day commercial paper rate plus 3.25% (8.75% at May
         31, 1998) through October 2002.........................................................           --         265,000
      Notes payable to a pension fund and others, with interest only payments at
         6.75% due quarterly commencing January 1998 through October 2001,
         with the principal balance due in full in October 2001.................................           --       4,050,000
      Notes payable to a financing company for certain equipment in aggregate monthly installments of $58,000, including interest at 9% to 10.7%,
         with maturity dates ranging from April 2000 to May 2004................................           --       2,685,000
      Other notes payable for vehicles and certain equipment in aggregate monthly installments of $52,000, including interest at 5.9% to 10.9%
         with maturity dates ranging from November 1998 to July 2006............................    1,216,000         761,000
      Notes payable with interest ranging from 8% to 10.25%, repaid in full
         during the year ended May 31, 1998.....................................................      745,000              --
                                                                                                  -----------     -----------
                                                                                                    3,754,000      10,086,000
      Less current portion......................................................................      855,000       1,027,000
                                                                                                  -----------     -----------
            Long-term portion...................................................................  $ 2,899,000       9,059,000
                                                                                                  ===========     ===========

      The industrial revenue bond agreement requires, among other items, that the Company maintain minimum working capital, tangible net worth and debt to tangible net worth ratios. Management believes the Company is in compliance with these covenants at May 31, 1998.

      Scheduled principal maturities of long-term debt at May 31, 1998 are as follows for each of the following fiscal year-ends:


      1999..............................................    $  1,027,000
      2000..............................................       1,038,000
      2001..............................................         984,000
      2002..............................................       4,957,000
      2003..............................................         812,000
      Thereafter........................................       1,268,000
                                                            ------------
                                                            $ 10,086,000

     Long-term debt is secured by substantially all assets of the Company and, in certain circumstances, through personal guarantees of certain shareholders.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

(11) Leasing Arrangements

     Capital Leases

     The Company leases certain property, plant and equipment under capital lease agreements that expire through September 2004. Aggregate minimum principal payments to be made under these agreements at May 31, 1998 are as follows for each of the following fiscal year-ends:


      1999..............................................    $  206,000
      2000 .............................................       218,000
      2001 .............................................       216,000
      2002 .............................................       186,000
      2003 .............................................       151,000
      Thereafter .......................................       170,000
                                                            ----------
                                                            $1,147,000

     Included in property, plant and equipment are costs of $551,000 and $1,402,000 and related accumulated amortization of $58,000 and $208,000 recorded under capital leases at May 31, 1997 and 1998, respectively.

     Operating Leases

     The Company leases certain property, plant and equipment under operating lease agreements that expire through June 2026. Aggregate minimum rental payments to be made under these agreements at May 31, 1998 are as follows for each of the following fiscal year-ends:


       1999 ............................................    $  1,252,000
       2000 ............................................       1,206,000
       2001 ............................................       1,194,000
       2002 ............................................       1,192,000
       2003 ............................................       1,090,000
       Thereafter ......................................       4,400,000
                                                            ------------
                                                            $ 10,334,000

     Total rent expense during the years ended May 31, 1996, 1997 and 1998 amounted to $516,000, $475,000 and $788,000, respectively.

(12) Convertible Notes

     In August 1997, the Company closed a private offering of $5,800,000, before expenses of $435,000, in convertible promissory notes (the "Convertible Notes") to two accredited investors. The Company intends to use the proceeds of this offering primarily in connection with proposed and future acquisitions. The Company subsequently filed a registration statement, which was declared effective, registering for resale up to 1,720,690 shares of common stock issuable upon conversion of the Convertible Notes. As of May 31, 1998, all of the Convertible Notes had been converted into 1,405,018 shares of common stock.

(13) Common Stock

     During the year ended May 31, 1996, the Company sold 1,429,470 shares of its common stock at an average of $3.43 per share, in a private offering to institutional investors. The Company incurred approximately $375,000 of costs related to the offering, which were charged against the proceeds of the offering in 1996.

     In July 1996, the Company conducted a public offering of 2,250,000 units, each unit composed of one share of the Company's common stock and a warrant to purchase one share of the Company's common stock at a price of $3.125 per unit in a public offering. The warrants entitled the holder to purchase one share of common stock at $4.6875 per share, exercisable any time through July 2001. In addition, the Company issued warrants to two underwriters for the purchase of an additional 225,000 units at $3.75 per unit. All of these warrants were outstanding at May 31, 1997 and 1998.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

During the years ended May 31, 1996 and 1997, the Company incurred $328,000 and $1,398,000, respectively, of costs related to the offering. The costs incurred during the year ended May 31, 1996 were deferred and were charged against the proceeds of the stock offering in the year ended May 31, 1997. During the year ended May 31, 1998, 45,000 of the underwriter's warrants were exercised for 45,000 units.

     In November 1997, the Company closed a private offering of $6,408,000, before expenses of $320,000, in common stock and notes payable to three accredited investors. The Company subsequently filed a registration statement, which was declared effective, registering for resale the 524,000 shares of common stock sold in the offering. The outstanding balance of the notes payable of $4,050,000 is included in long-term debt at May 31, 1998. In conjunction with the private offering, consulting fees of $320,000 were paid to a director and shareholder of the Company.

(14) Convertible Preferred Stock

     Series A Convertible Preferred Stock

     In February 1997, the Company sold 50,000 shares of Series A convertible preferred stock (Series A) in a private placement for $5,000,000, and incurred related offering costs of $519,000, resulting in net proceeds of $4,481,000. Conversion provisions include conversion any time after June 12, 1997; conversion to common stock at a rate equal to $100 divided by the lower of $3.49 or 85% of the average closing common per share bid price over the five days before conversion; and total shares converted cannot exceed 20% of total common stock outstanding, or approximately 1,950,000 shares. At May 31, 1998, all of the shares of Series A were converted into 1,494,593 shares of common stock.

     Series B Convertible Preferred Stock

     In May 1998, the Company sold 100,000 shares of Series B convertible preferred stock (Series B) for $100 per share, and issued warrants to purchase 138,888 shares of Common Stock, in a private offering which resulted in gross proceeds of $10,000,000, less related offering costs of $740,000, for net proceeds of $9,260,000. In addition, the purchasers deposited $7,000,000 into escrow, and, upon the closing of the acquisition of Aeromet International plc (Aeromet), the Company will issue the purchasers 70,000 additional shares of Series B, and warrants to purchase an additional 97,221 shares of Common Stock, in exchange for the escrowed funds. If the Aeromet Acquisition fails to close, the purchasers may elect not to purchase the additional shares of Series B and related warrants, and to have the escrowed funds returned to them.

     The Common Stock issuable upon conversion of the Series B and upon exercise of the related warrants are subject to a registration rights agreement that requires the Company to file a registration statement covering those shares by November 1998, and to use its best efforts to make that registration statement effective by January 1999. The registration rights agreement also grants certain piggyback registration rights with regard to the shares of Common Stock underlying the Series B and the related warrants.

     Upon conversion of a share of Series B, the holder will receive the number of shares of Common Stock equal to $100 divided by the then applicable conversion price of the Series B. Up to $7,000,000 in value of the Common Stock underlying the Series B Preferred may be converted and sold at any time, if that Common Stock is included in an effective piggyback registration. Shares of Series B whose underlying shares of Common Stock are not included in a piggyback registration are not convertible until August 1998, and may not be sold until February 1999. At that time, the underlying Common Stock may be sold upon the effectiveness of a registration statement, or under any applicable exemption from registration. From August 1998 until February 1999, the conversion price of the Series B is $7.20 per share. After February 1999, the conversion price of the Series B is equal to the lower of (a) $7.20 per share, or (b) the average of the three lowest closing bid prices per share of the Common Stock over the 22 trading days before conversion, but not less than $5.67, except in certain limited circumstances. No holder of Series B is entitled to voluntarily convert Series B that would cause the holder to own more than 9.9% of the Company's total outstanding Common Stock at any one time. Any Series B outstanding on May 2003 will be automatically converted into Common Stock at the then-applicable conversion price.

     The Series B has no voting rights and certain preferences relating to dividends, liquidation, and in specific situations, redemption.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

(15) Warrants

     In connection with certain notes payable, in May 1996, the Company issued the lenders warrants to purchase 337,500 shares of common stock at an exercise price of $4.80 per share. The warrants expire in May 2001 and were valued at approximately $12,000. During the year ended May 31, 1997, there were no warrants exercised for shares of common stock. During the year ended May 31, 1998, there were 300,000 warrants exercised for shares of common stock.

     In June 1997, the Company issued warrants to purchase 125,000 shares of common stock for $3.45 per share in consideration for certain financial consulting services. The warrants, which expire in June 2002, were valued at $24,000. During the year ended May 31, 1998, 75,000 of the warrants were exercised for shares of common stock.

     In December 1997, the Company issued warrants to purchase 375,000 shares of common stock for $4.6875 per share in consideration for a financial consulting and services agreement. The warrants, which expire in June 1998, were valued at $60,000. During the year ended May 31, 1998, all of the warrants were exercised for shares of common stock.

     In February 1998, the Company issued warrants to purchase 1,290,000 shares of common stock at an exercise price of $4.62 per share in consideration for a financial consulting and services agreement. The warrants, which expire in February 2002, were valued at $360,000. During the year ended May 31, 1998, there were no warrants exercised for shares of common stock.

     In May 1998, the Company issued warrants to purchase 138,888 shares of common stock at an exercise price of $7.20 per share in conjunction with the Series B offering. The warrants, which expire in May 2003, were valued at $220,589 and included in additional paid in capital at May 31, 1998.

     A summary of the Company's warrants, excluding warrants issued in connection with the public offering in July 1996, is as follows:

                                                                                  Weighted
                                                                                   average
                                                                                     price
                                                                 Warrants        of shares
                                                                ---------        ---------
       Balance at June 1, 1995................................    160,000        $    2.00
       Granted................................................    337,500             4.80
                                                                ---------        ---------
       Balance at May 31, 1996 and 1997.......................    497,500             4.34
       Granted................................................  1,928,888             4.74
       Exercised..............................................   (750,000)            4.61
                                                                ---------
       Balance at May 31, 1998................................  1,676,388        $    4.36
                                                                =========        =========

     The following summarizes warrants outstanding, excluding warrants issued in connection with the public offering in July 1996, at May 31, 1998:

                                            Weighted
                                             average     Weighted
            Range of                       remaining      average
            exercise          Number     contractual     exercise          Number
              prices     outstanding            life        price     exercisable
        ------------     -----------     -----------     --------     -----------
        $2.00 - 4.00         210,000      4.69 years     $   2.35         210,000
         4.01 - 6.00       1,327,500      3.97 years         4.63       1,327,500
         6.01 - 8.00         138,888      5.00 years         7.20              --
                         -----------                                  -----------
                           1,676,388                                    1,537,500
                         ===========                                  ===========

     The 138,888 warrants issued in connection with the Series B are exercisable beginning in May 1999. All other warrants are fully exercisable at May 31, 1998.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

(16) Compensation Plans

     Long-Term Investment and Incentive Plan

     The Company has a long-term stock investment and incentive plan (Option
Plan) under which directors, officers, key employees and other key individuals may be awarded stock options, stock appreciation rights, stock and cash bonuses, restricted stock, or performance units. Under the Option Plan, the exercise price of options issued is not less than fair-market value at the date of grant. Options expire ten years from the grant date.

     For the year ended May 31, 1998, the Company had not issued any stock appreciation rights, stock or cash bonuses, restricted stock, or performance units under the Option Plan.

     As the Company applies APB Opinion No. 25 and related interpretations in accounting for its Option Plan, no compensation costs have been recognized for stock options issued to employees. Had compensation costs for stock options been determined consistent with SFAS No. 123, the results of the Company would have been adjusted to the pro forma amounts indicated below:

                                                                                   1996           1997           1998
                                                                             ----------     ----------     ----------
      Net income (loss):
            As reported...................................................   $ (999,000)     1,682,000      3,614,000
            Pro forma.....................................................   (1,043,000)        75,000      2,478,000
      Net income (loss) per share:
            As reported:
                  Basic...................................................        (0.16)          0.18           0.29
                  Diluted.................................................        (0.16)          0.17           0.27
            Pro forma:
                  Basic...................................................        (0.17)          0.01           0.20
                  Diluted.................................................        (0.17)          0.01           0.18
      Shares used in computation of net income (loss) per share:
            Basic   ......................................................    6,209,000      9,499,980     12,486,077
            Diluted ......................................................    6,209,000     10,035,846     13,606,061

     The fair value of the options granted during 1996, 1997 and 1998 is estimated as $248,000, $1,853,000 and $3,007,000, respectively, using the Black-Scholes option-pricing model with the following assumptions on the date of grant: zero percent dividend yield, expected volatility from 24% to 73%, risk-free interest rate from 5.55% to 6.59%, and expected lives ranging from 5 to 10 years.

     A summary of the Company's Stock Option Plan is as follows:

                                                                           Shares of common stock
                                                                         --------------------------          Weighted
                                                                          Available         Options     average price
                                                                            options      under plan         of shares
                                                                         ----------      ----------     -------------
      Balance at June 1, 1995.......................................      1,000,000              --        $       --
      Granted.......................................................       (145,283)        145,283              5.09
                                                                         ----------      ----------        ----------
      Balance at May 31, 1996.......................................        854,717         145,283              5.09
      Authorized....................................................      1,000,000              --                --
      Granted.......................................................       (998,333)        998,333              4.53
                                                                         ----------      ----------        ----------
      Balance at May 31, 1997.......................................        856,384       1,143,616              4.61
      Authorized....................................................      1,000,000              --                --
      Granted.......................................................     (1,112,500)      1,112,500              5.49
      Exercised.....................................................            --          (25,000)             2.11
                                                                         ----------      ----------        ----------
      Balance at May 31, 1998.......................................        743,884       2,231,116        $     5.09
                                                                         ==========      ==========        ==========

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

     No options were exercised or lapsed during the years ended May 31, 1996 and 1997.

     The following summarizes options outstanding at May 31, 1998:

                                           Options outstanding                            Options exercisable
                             ---------------------------------------------------     ------------------------------
                                             Weighted average           Weighted                           Weighted
                Range of          Number            remaining            average          Number            average
         exercise prices     outstanding     contractual life     exercise price     exercisable     exercise price
         ---------------     -----------     ----------------     --------------     -----------     --------------
             $2.00--4.00         248,333           8.68 years           $   3.05         248,333           $   3.05
              4.01--6.00       1,400,283           8.56 years               4.74       1,327,113               4.72
              6.01--8.00         580,500           9.97 years               6.13          97,500               6.13
                             -----------                                              ----------
                               2,229,116                                               1,672,946
                             ===========                                              ==========

     Independent Director Stock Plan

     The Company has an Independent Director Stock Plan under which nonemployee directors of the Company are awarded common stock of the Company for serving on its board of directors. The plan authorizes and reserves for issuance a maximum of 100,000 common shares. At May 31, 1998, 68,041 shares were available for future issuance. During the years ended May 31, 1996, 1997 and 1998, 9,000, 14,400 and 8,559 shares of the Company's common stock, respectively, were issued under the plan of which 27,009 were vested at May 31, 1998. Included in compensation expense is $24,000, $44,000 and $13,000 for the years ended May 31, 1996, 1997 and 1998, respectively, resulting from the shares issued.

     Retirement Plan

     The Company maintains a 401(k) plan covering all eligible employees who meet service requirements as provided in the plan. Company contributions to the profit-sharing plan are determined annually by the board of directors. No contributions were made by the Company to the plan during the years ended May 31, 1996 and 1997. The Company contributed $27,000 to the plan in the year ended May 31, 1998.

     Employee Stock Purchase Plan

     The Company has an Employee Stock Purchase Plan under which employees are eligible to purchase shares of the Company's common stock, through payroll deductions, at the lower of 85% of the Company's stock price on the first day of an offering period or 100% of the Company's stock price on the last day of an offering period. The first offering period is expected to begin in September 1998 and end approximately one year later.

(17) Income Taxes

     Total income tax benefit (expense) is as follows:

                                                               1996         1997          1998
                                                           --------     --------     ---------
      Current Federal..................................    $     --      (50,000)     (593,000)
      Deferred Federal.................................      67,000           --     1,075,000
                                                           --------     --------     ---------
            Total......................................    $ 67,000      (50,000)      482,000
                                                           ========     ========     =========

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

     A reconciliation of the Federal statutory tax rate of 34% and the Company's effective tax rates of 6%, 3% and 15% in the years ended May 31, 1996, 1997 and 1998, respectively, is as follows:

                                                                                 1996            1997            1998
                                                                           ----------      ----------      ----------
      Computed expected income tax benefit (expense)..................     $  362,000        (588,000)     (1,065,000)
      Change in valuation allowance...................................       (241,000)        558,000       1,717,000
      Other...........................................................        (54,000)        (20,000)       (170,000)
                                                                           ----------      ----------      ----------
                                                                           $   67,000         (50,000)        482,000
                                                                           ==========      ==========      ==========

     Significant components of the Company's deferred tax assets (liabilities) are as follows:

                                                                                   1997              1998
                                                                            -----------       -----------
      Deferred tax assets:
            NOL carryforward..........................................      $ 2,135,000         1,387,000
            Other   .                                                           290,000           641,000
            Valuation allowances......................................       (1,717,000)               --
                                                                            -----------       -----------
                                                                                708,000         2,028,000
            Deferred tax liabilities--depreciation....................        (1,300,000)      (1,420,000)
                                                                            -----------       -----------
                  Net deferred tax asset (liability)..................      $  (592,000)          608,000
                                                                            ===========       ===========

     The Company has net operating loss (NOLs) carryforwards for Federal income tax purposes of approximately $4,880,000, the benefits of which expire in the tax year 2001 through the tax year 2011. The NOLs created by the Company's subsidiaries prior to their acquisition and the NOLs created as a consolidated group or groups subsequent to a qualifying tax free merger or acquisition, have limitations related to the amount of usage by each subsidiary or consolidated group as described in the Internal Revenue Code. As a result of these limitations, approximately $800,000 of the $4,880,000 of NOLs will never become available.

     At May 31, 1997, the Company recorded a valuation allowance because management believed that it was uncertain that some portion or all of the deferred tax assets would not be realized. At May 31, 1998, the Company eliminated the valuation allowance for deferred taxes due to management's assessment of improved probability of realization.

(18) Fair Value of Financial Instruments

     The Company's financial instruments include cash, receivables, an investment, accounts payable and short- and long-term borrowings. The fair value of these financial instruments approximates their carrying amounts based on current market indicators, such as prevailing interest rates.

(19) Contingencies

     Legal

     The Company is currently subject and party to various legal actions arising out of the normal course of business. Management believes the ultimate liability, if any, arising from such claims or contingencies is not likely to have a material adverse effect on the Company's results of operations or financial condition.

     In the normal course of business, the Company disposes of potentially hazardous material which could result in claims related to environmental cleanup. The Company has not been notified of any related claims. The Company is subject to various other environmental and governmental regulations. Although the extent of any noncompliance with those regulations, if any, is not completely ascertainable, management believes the ultimate liability is not likely to have a material adverse effect on the Company's results of operations or financial condition.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES

     Year 2000

     The Company is in process of developing a plan to address the Year 2000 computer problem and to begin converting its computer systems to be Year 2000 compliant. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. The Company presently believes that with upgrades to existing software and possibly some replacement, the Year 2000 problem will not pose significant operational problems for the Company's computer systems. However, if such upgrades and replacements are not completed timely or effectively, the Year 2000 problem may have a material impact on the operations of the Company. The Company expects to incur internal staffing costs, as well as the cost of software upgrades and replacement as part of this effort. However, until the Company's plan is finalized, management is unable to reasonably estimate the costs of achieving Year 2000 compliance.

(20) Subsequent Events

     In July 1998, the Company expects to complete the issuance of $75 million of notes and, subsequently, consummate the acquisition of Aeromet, a company headquartered in the United Kingdom. Aeromet is one of the leading suppliers of magnesium and aluminum precision sand and investment castings, and titanium and aluminum formed sheet products for the aerospace, defense, and transportation industries in the United Kingdom. For the year ended December 31, 1997, Aeromet had net sales of $48.7 million, income from operations of $1.6 million, and a net loss of approximately $30,000. The acquisition is expected to be accounted for using the purchase method. There is no assurance that the aforementioned transactions will be completed or that the aforementioned financial results will be indicative of future results.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                 August 31, 1998
                                   (Unaudited)


                                                                                            August 31,
                                                                                                 1998
                                                                                         ------------
                                     ASSETS
CURRENT ASSETS
      Cash                                                                               $ 18,998,000
      Accounts receivable                                                                  21,364,000
      Inventories                                                                          28,611,000
      Deferred income taxes                                                                   522,000
      Prepaid expenses and other                                                            1,275,000
                                                                                         ------------
            Total current assets                                                           70,770,000
                                                                                         ------------

PROPERTY AND EQUIPMENT, NET OF DEPRECIATION                                                46,149,000
                                                                                         ------------

OTHER ASSETS
      Note receivable, net                                                                         --
      Investment, net                                                                       2,719,000
      Costs in excess of net book value of acquired subsidiaries, net                      43,761,000
      Patents, net                                                                          1,203,000
      Deferred income taxes                                                                 1,155,000
      Deferred financing costs, net                                                         5,271,000
      Other assets                                                                            437,000
                                                                                         ------------
            Total other assets                                                             54,546,000
                                                                                         ------------

TOTAL ASSETS                                                                             $171,465,000
                                                                                         ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable                                                                   $ 13,776,000
      Accrued liabilities                                                                   7,895,000
      Current portion - long-term debt                                                      1,199,000
      Current portion - capital lease obligations                                             311,000
      Line of credit                                                                          903,000
                                                                                         ------------
            Total current liabilities                                                      24,084,000
                                                                                         ------------

LONG-TERM LIABILITIES
      Long-term debt, net of current portion                                               83,683,000
      Capital leases, net of current portion                                                1,860,000
      Deferred rent and other                                                                 338,000
                                                                                         ------------
            Total long-term liabilities                                                    85,881,000
                                                                                         ------------

TOTAL LIABILITIES                                                                         109,965,000
                                                                                         ------------

SHAREHOLDERS' EQUITY
      Convertible preferred stock                                                                  --
      Common stock                                                                             16,000
      Additional paid in capital                                                           66,030,000
      Accumulated other comprehensive income (loss)                                         1,131,000
      Accumulated deficit                                                                  (5,677,000)
                                                                                         ------------
            Total shareholders' equity                                                     61,500,000
                                                                                         ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                               $171,465,000
                                                                                         ============


 The accompanying notes are an integral part of these consolidated financial statements.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
           For the three-month periods ended August 31, 1997 and 1998
                                   (Unaudited)


                                                                                        August 31,            August 31,
                                                                                             1997                  1998
                                                                                     ------------          ------------
NET SALES                                                                            $ 11,776,000          $ 19,178,000
COST OF SALES                                                                           8,793,000            14,504,000
                                                                                     ------------          ------------
GROSS PROFIT                                                                            2,983,000             4,674,000
OPERATING EXPENSES                                                                      2,007,000             3,776,000
                                                                                     ------------          ------------
INCOME FROM OPERATIONS                                                                    976,000               898,000
                                                                                     ------------          ------------
OTHER INCOME AND EXPENSE
   Interest income                                                                         19,000               226,000
   Interest expense                                                                      (130,000)           (1,069,000)
   Other                                                                                    8,000            (6,721,000)
                                                                                     ------------          ------------
                                                                                        (103,000)            (7,564,000)
                                                                                     ------------          ------------
NET INCOME (LOSS) BEFORE FEDERAL INCOME TAX                                               873,000            (6,666,000)
PROVISION FOR FEDERAL INCOME TAXES (BENEFIT)                                             (62,000)             2,255,000
                                                                                     ------------          ------------
NET INCOME (LOSS)                                                                    $    811,000          $ (4,411,000)
                                                                                     ============          ============

NET INCOME (LOSS) PER SHARE:
   BASIC                                                                             $       0.07          $      (0.29)
   DILUTED                                                                           $       0.07          $      (0.29)
SHARES USED IN COMPUTATION OF NET INCOME (LOSS)
PER SHARE:
   BASIC                                                                               11,718,000            15,421,375
   DILUTED                                                                             11,718,000            15,421,375


 The accompanying notes are an integral part of these consolidated financial statements.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
           for the Three-month Periods Ended August 31, 1997 and 1998
                                   (Unaudited)


                                                                                        August 31,            August 31,
                                                                                             1997                  1998
                                                                                     ------------          ------------
CASH FLOW FROM OPERATING ACTIVITIES:
      Net cash provided by operating activities                                      $  1,612,000          $  1,001,000
                                                                                     ------------          ------------

CASH FLOW FROM INVESTING ACTIVITIES:
      Acquisition of property and equipment                                            (2,700,000)           (1,635,000)
      Payments received on notes receivable                                                17,000                    --
      Acquisition of subsidiary                                                                --           (29,012,000)
      Purchase of goodwill                                                                     --           (40,080,000)
      Sale of certificate of deposit                                                    1,000,000                    --
      Purchase of short-term investments                                                 (836,000)                   --
      Increase in notes receivable                                                     (3,692,000)                   --
                                                                                     ------------          ------------
            Net cash used in investing activities                                      (6,211,000)          (70,727,000)
                                                                                     ------------          ------------

CASH FLOW FROM FINANCING ACTIVITIES:
      Net repayments under line of credit                                                      --              (608,000)
      Proceeds from long-term debt, net of financing costs                              1,191,000            71,363,000
      Payments on long-term debt and capital leases                                      (570,000)             (374,000)
      Sale of preferred stock, net of issuance costs                                           --             6,792,000
      Sale of convertible debentures, net of issuance costs                             5,439,000                    --
      Other changes, net                                                                  (32,000)                   --
                                                                                     ------------          ------------
            Net cash provided by financing activities                                   6,028,000            77,173,000
                                                                                     ------------          ------------

      NET INCREASE IN CASH                                                              1,429,000             7,447,000

      CASH AT BEGINNING OF PERIOD                                                       3,048,000            11,461,000
      EFFECT OF EXCHANGE RATES ON CASH                                                         --                90,000

      CASH AT END OF PERIOD                                                          $  4,477,000          $ 18,998,000
                                                                                     ============          ============

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
AND FINANCING ACTIVITIES
         Property, plant and equipment included in accounts payable                  $         --          $    500,000


 The accompanying notes are an integral part of these consolidated financial statements.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES
                           MANAGEMENT'S STATEMENT AND
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                For the Three-Month Period Ended August 31, 1998


Management's Statement

The unaudited consolidated balance sheet as of August 31, 1998 and the unaudited consolidated statements of operations and cash flows for the three month periods ended August 31, 1997 and 1998 include all adjustments which the Company considers necessary for a fair presentation of its consolidated financial position, results of operations and cash flows for these periods.

Certain information and footnote disclosures normally included in audited consolidated financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the data disclosed in these unaudited notes. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended May 31, 1997 and 1998.

The results of operations for the three-month periods ended August 31, 1997 and 1998 are not necessarily indicative of the results to be expected or anticipated for a full fiscal year.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Note 1:  Comprehensive Income

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods to be provided for comparative purposes. The Company has not determined the manner in which it will present the information required by SFAS No. 130 in its annual consolidated financial statements for the year ending May 31, 1999. The Company's total comprehensive income (loss) for the three month periods ended August 31, 1997 and 1998 was $811,000 and ($2,844,000), respectively. Components of comprehensive income are as follows:

                                                              August 31, 1997        August 31, 1998
                                                              ---------------        ---------------
Net income (loss)                                                 $   811,000            $(4,411,000)

Other comprehensive income (expense)
      Foreign currency translation                                         --              1,714,000
      Income tax expense                                                   --               (583,000)
      Adjustment for unrealized loss on investment                         --                436,000
                                                                  -----------            -----------
      Total other comprehensive income                                     --              1,567,000
                                                                  -----------            -----------

Comprehensive income (loss)                                       $   811,000            $(2,844,000)
                                                                  ===========            ===========

Note 2:  Computations of Earnings per Share

The Company has adopted SFAS No. 128, Earnings Per Share. In accordance with SFAS No. 128 basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using the weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method. Due to the net loss during the period ended August 31, 1998, the same number of shares were used to compute both basic and diluted earnings per share.

Note 3:  Aeromet Acquisition

On July 30, 1998, the Company's wholly-owned subsidiary, Pacific Aerospace & Electronics (UK) Limited, closed the purchase of Aeromet International plc ("Aeromet") pursuant to a Share Acquisition Agreement. In consideration for the purchase, the Company paid the sellers 42 million pounds sterling (or approximately $69 million) in cash. Aeromet is located in the United Kingdom.

At the purchase date, the total purchase price of Aeromet including capitalized costs of the acquisition was $72.7 million, including $32.6 million in net assets (current assets of $30.6 million; property plant and equipment of $18.1 million; current liabilities of $14.5 million; long term liabilities of $1.7 million) and resultant goodwill of $40.1 million. Accounting policies at Aeromet have been conformed to generally accepted accounting principles consistent with the Company. Goodwill is being amortized over 40 years. Step-up in the valuation of property, plant and equipment to fair market value is being amortized over the estimated useful lives of the assets, generally 7 to 10 years. For balance sheet purposes, the Company has translated UK valuations to US dollars for Aeromet using the translation at the balance sheet date. For income statement purposes, revenues and expenses have been reported at average transaction rates for the period being reported. Income tax rates have been estimated at the prevailing rates in the UK. The Company has also filed a Form 8-K with corresponding disclosures on August 14, 1998.

The Company has included accounts of Aeromet in the consolidated financial statements at August 31, 1998. See "Significant Events - Aeromet Acquisition" in Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information.

The following summary, prepared on a pro forma basis, presents the unaudited consolidated condensed results of operations of the Company, as if the Aeromet acquisition was made as of the first day of three month period ended August 31, 1998 and the comparable period in the previous year.

                                                               1998                1997
                                                       ------------        ------------
                                                                (in thousands)
Net sales ..........................................   $     28,760        $     23,916
Net loss ...........................................   $     (5,469)       $     (1,049)
Net loss per share:
         Basic......................................   $      (0.36)       $      (0.09)
         Diluted ...................................   $      (0.36)       $      (0.09)

The pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the transactions been consummated as of the date indicated nor are they intended to indicate results that may occur in the future.

Note 4:  Inventories

Components of inventories at August 31, 1998 are as follows:


Raw materials........................................    $   9,478,000
Work in progress.....................................       13,275,000
Finished goods.......................................        5,856,000
                     Total...........................    $  28,611,000


Note 5: Investment

At August 31, 1998, the Company's investment in the common stock of a public company, determined in accordance with SFAS No. 115, is shown net of a reserve for additional loss exposure related to the Company's guarantee of certain debt of the public company and other related matters.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder
Aeromet International PLC:

     We have audited the accompanying balance sheets of Aeromet International PLC, a wholly-owned subsidiary of Charles Baynes plc, as of December 31, 1997 and 1996, and the related statements of operations, shareholder's equity and comprehensive income/loss, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examination, on a test basis of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aeromet International PLC as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                       /s/ KPMG AUDIT PLC


Birmingham, England
March 19, 1998

                            AEROMET INTERNATIONAL PLC

                                 BALANCE SHEETS

            December 31, 1996 and 1997, and May 31, 1998 (unaudited)
                        (In thousands, except share data)


                                                                                               December 31,           May 31,
                                                                                              1996         1997         1998
                                                                                          --------     --------     --------
                                                                                                                   (unaudited)
                                     ASSETS
Current assets:
      Cash and cash equivalents.......................................................    $     --     $    388     $     --
      Accounts receivable, net of allowance for doubtful accounts of $205 in
         1996, $148 in 1997 and $147 in 1998..........................................      12,561       12,062       13,885
      Due from Affiliates.............................................................          --          163           26
      Inventories.....................................................................       7,607        8,805       10,050
      Deferred income taxes...........................................................         122          138          137
      Prepaid expenses and other......................................................         515          377          218
                                                                                          --------     --------     --------
            Total current assets......................................................      20,805       21,933       24,316
                                                                                          --------     --------     --------
Property, plant and equipment, net....................................................       9,977        9,485        9,073
                                                                                          --------     --------     --------
Other assets:
      Costs in excess of net book value of acquired subsidiaries, net of accumulated amortization of $17,142 in 1996, $18,600 in 1997 and
         $19,320 in 1998..............................................................      27,056       23,893       22,791
      Other...........................................................................         331          197           12
                                                                                          --------     --------     --------
            Total other assets........................................................      27,387       24,090       22,803
                                                                                          --------     --------     --------
                                                                                          $ 58,169       55,508       56,192
                                                                                          ========     ========     ========
                      LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
      Short-term borrowings...........................................................    $  7,908        4,661        5,108
      Accounts payable................................................................       5,979        7,935        8,625
      Accrued liabilities.............................................................       1,563        1,715        2,380
      Taxes payable...................................................................         406          813        1,616
      Due to Affiliates...............................................................       1,882          178           --
      Current portion of capital lease obligations....................................         103          115          119
                                                                                          --------     --------     --------
            Total current liabilities.................................................      17,841       15,417       17,848

Long-term liabilities:
      Due to Affiliates...............................................................       9,825       13,279       10,849
      Capital lease obligations, net of current portion...............................       1,058          944          924
      Deferred income taxes...........................................................         736          798          763
                                                                                          --------     --------     --------
            Total liabilities.........................................................      29,460       30,438       30,384
                                                                                          --------     --------     --------
Shareholder's equity:
      Common stock, $0.155 par value. 5,000,000 shares authorized,
         1,000,000 issued and outstanding at December 31, 1996 and 1997
         and May 31, 1998.............................................................         155          155          155
      Additional capital..............................................................      43,180       43,246       43,286
      Accumulated other comprehensive income..........................................       2,677        1,558        1,320
      Accumulated deficit.............................................................     (17,303)     (19,889)     (18,953)
                                                                                          --------     --------     --------
            Total shareholder's equity................................................      28,709       25,070       25,808
                                                                                          --------     --------     --------
Commitments and contingencies.........................................................
                                                                                          --------     --------     --------
                                                                                          $ 58,169       55,508       56,192
                                                                                          ========     ========     ========


                 See accompanying notes to financial statements.

                            AEROMET INTERNATIONAL PLC

                            STATEMENTS OF OPERATIONS

                 For the years ended December 31, 1996 and 1997
           and the five months ended May 31, 1997 and 1998 (unaudited)
                                 (In thousands)


                                                                              Year ended             Five months ended
                                                                              December 31,                 May 31
                                                                         ----------------------    ----------------------
                                                                              1996         1997         1997         1998
                                                                         ---------    ---------    ---------    ---------
                                                                                                  (unaudited)  (unaudited)
Net sales   .....................................................        $  41,939    $  48,697    $  19,069    $  24,212
Cost of sales....................................................           34,340       40,591       16,560       19,614
                                                                         ---------    ---------    ---------    ---------
            Gross profit.........................................            7,599        8,106        2,509        4,598
Operating expenses...............................................            7,098        6,482        2,832        2,590
                                                                         ---------    ---------    ---------    ---------
            Income (loss) from operations........................              501        1,624         (323)       2,008
                                                                         ---------    ---------    ---------    ---------
Other income (expense):
      Interest expense...........................................             (731)        (754)        (349)        (274)
            Income (loss) before income taxes....................             (230)         870         (672)       1,734
                                                                         ---------    ---------    ---------    ---------
Income tax benefit (expense).....................................             (570)        (900)         (25)        (798)
                                                                         ---------    ---------    ---------    ---------
            Net income (loss)....................................        $    (800)   $     (30)   $    (697)   $     936
                                                                         =========    =========    =========    =========


                 See accompanying notes to financial statements.

                            AEROMET INTERNATIONAL PLC

        STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME/LOSS

                 For the years ended December 31, 1996 and 1997
            and the five month period ended May 31, 1998 (unaudited)
                        (In thousands, except share data)


                                                                                                      Accumulated
                                            Common stock                                                    Other           Total
                                       --------------------  Additional  Comprehensive  Accumulated  Comprehensive  Shareholder's
                                          Shares     Amount     Capital  Income (loss)      Deficit  Income (loss)         Equity
                                       ---------  ---------  ----------  -------------  -----------  -------------  -------------
Balance at December 31, 1995......     1,000,000  $     155      43,137             --      (16,409)            --         26,883
Capital contribution from parent..            --         --          43             --           --             --             43
Translation adjustment............            --         --          --          2,677           --          2,677          2,677
Dividends paid to parent..........            --         --          --             --          (94)            --            (94)
Net loss .........................            --         --          --           (800)        (800)            --           (800)
                                                                         -------------
Comprehensive income..............                                               1,877
                                       ---------  ---------  ----------  =============  -----------  -------------  -------------
Balance at December 31, 1996......     1,000,000        155      43,180             --      (17,303)         2,677         28,709
Capital contribution from parent..            --         --          66             --           --             --             66
Translation adjustment............            --         --          --         (1,119)          --         (1,119)        (1,119)
Dividends declared to parent......            --         --          --             --       (2,556)            --         (2,556)
Net loss .........................            --         --          --            (30)         (30)            --            (30)
                                                                         -------------
Comprehensive loss................                                              (1,149)
                                       ---------  ---------  ----------  =============  -----------  -------------  -------------
Balance at December 31, 1997......     1,000,000        155      43,246             --      (19,889)         1,558         25,070
Capital contribution from parent..            --         --          40             --           --             --             40
Translation adjustment............            --         --          --           (238)          --           (238)          (238)
Net income........................            --         --          --            936          936             --            936
                                                                         -------------
Comprehensive income..............                                                 698
                                       ---------  ---------  ----------  =============  -----------  -------------  -------------
Balance at May 31, 1998
   (unaudited)....................     1,000,000  $     155      43,286                     (18,953)         1,320         25,808
                                       =========  =========  ==========                 ===========  =============  =============


                 See accompanying notes to financial statements.

                            AEROMET INTERNATIONAL PLC

                            STATEMENTS OF CASH FLOWS

                 For the years ended December 31, 1996 and 1997
           and the five months ended May 31, 1997 and 1998 (unaudited)
                                 (In thousands)


                                                                                        Year ended             Five months ended
                                                                                        December 31                 May 31
                                                                                   ---------------------     ---------------------
                                                                                       1996         1997         1997         1998
                                                                                   --------     --------     --------     --------
                                                                                                            (unaudited)  (unaudited)
Cash flow from operating activities:
      Net income (loss).........................................................   $   (800)         (30)        (697)         936
      Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
            Depreciation and amortization.......................................      3,411        3,790        1,540        1,427
            Allowance for doubtful accounts.....................................        133          (49)         (49)          --
            Loss on sale of property, plant and equipment.......................         --           (7)          (2)          --
            Deferred taxes......................................................        201           69            5          (23)
            Changes in operating assets and liabilities:
                  Accounts receivable...........................................       (586)          64           85       (1,957)
                  Inventories...................................................        483       (1,486)        (995)      (1,341)
                  Prepaid expenses and other....................................        (73)          67          263          922
                  Accounts payable and accrued liabilities......................       (823)       2,178        1,563          771
                  Other ........................................................     (3,010)         343          687       (1,417)
                                                                                   --------     --------     --------     --------
                       Net cash provided by (used in) operating
                          activities............................................     (1,064)       4,939        2,400         (682)
                                                                                   --------     --------     --------     --------
Cash flow from investing activities:
   Acquisition of property, plant and equipment.................................     (1,484)      (1,526)        (285)        (197)
   Proceeds from sale of property, plant and equipment..........................          8           28           11           --
                                                                                   --------     --------     --------     --------
                       Net cash used in investing activities....................     (1,476)      (1,498)        (274)        (197)
                                                                                   --------     --------     --------     --------
Cash flow from financing activities:
   Net borrowings (repayments) under line of credit.............................      2,683       (2,930)      (2,119)         496
   Payments on capital leases...................................................       (145)        (124)          (7)          (7)
                                                                                   --------     --------     --------     --------
                       Net cash provided by (used in) financing activities......      2,538       (3,054)      (2,126)         489
                                                                                   --------     --------     --------     --------
                       Net increase (decrease) in cash and cash equivalents.....         (2)         387           --         (390)
Cash and cash equivalents at beginning of year..................................          2           --           --          388
Effect of exchange rates on cash................................................         --            1           --            2
                                                                                   --------     --------     --------     --------
Cash and cash equivalents at end of year........................................   $     --          388           --           --
                                                                                   ========     ========     ========     ========

Supplemental cash flow information: Cash paid during the year for:
      Interest .................................................................     $  436          744          228          264
      Income taxes     .........................................................        308          192          --            --

   Non-cash investing and financing activities:
      Seller financed acquisition of property, plant and equipment..............      1,319           18           24           --


                 See accompanying notes to financial statements.

                            AEROMET INTERNATIONAL PLC

                          NOTES TO FINANCIAL STATEMENTS
                  (All amounts in thousands, except share data)


1.   Description of Business and Basis of Presentation

     Description of Business

     Aeromet International PLC ("Aeromet"), a wholly-owned subsidiary of Charles Baynes plc ("the Parent"), operates five sites in the United Kingdom ("UK") engaged in the manufacture of precision metal components and products. Most of Aeromet's customers are located in the UK and Europe and operate in the aerospace, defence, and motorsport industries.

     Basis of Preparation

     The company maintains its accounting records in accordance with UK tax and Companies Act regulations. Certain adjustments have been made to these records to present the accompanying financial statements in accordance with United States generally accepted accounting principles (US GAAP).

     On August 16, 1996, Aeromet changed its name from Kent Aerospace PLC to Aeromet International PLC.

     In October of 1996, the assets and liabilities of TKR International Limited ("TKR"), were transferred to Aeromet. Prior to October 1996, TKR was also a wholly-owned subsidiary of the Parent. The merger is a combination of entities under common control. Accordingly, all prior period financial statements presented have been restated to include combined results of operations, financial position and cash flows of TKR as though it had always been part of Aeromet. The financial statements are unaffected by the subsidiaries of Aeromet since the subsidiaries have no assets, liabilities or operations.

     The accompanying interim financial statements have been prepared by Aeromet, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission applicable to interim reporting and reflect, in the opinion of the management, all adjustments necessary to present fairly the financial information of Aeromet. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures normally included in financial statements, prepared in accordance with generally accepted accounting principles, have been omitted as permitted by such rules and regulations. These interim financial statements should be read in conjunction with the financial statements and related notes, included in the Aeromet International PLC Financial Statements as of December 31, 1996 and 1997, included herein.

     The statements of operations for the years ended December 31, 1996 and 1997, and the five month periods ended May 31, 1997 and 1998 include the actual net sales, cost of sales, selling and administration costs as incurred by Aeromet. Other amounts such as rent and administrative services included in total operating expenses are allocated to Aeromet by the Parent. The amount of allocated expenses was $1,479, $1,596 and $938 in 1996, 1997 and 1998.
Management believes the allocations to be reasonable under the circumstances; however, there can be no assurances that such allocations will be indicative of future results of operations or what the financial position and results of operations of Aeromet would have been had it been a separate, stand-alone entity during the periods covered.

     Aeromet's functional currency is Pounds Sterling. All asset and liabilities are translated into US dollars at year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal period. The resulting translation adjustments are recorded as a separate component of shareholder's equity.

2.   Summary of Significant Accounting Principles

     Cash and Cash Equivalents

     Cash and cash equivalents consist of cash and demand deposits with banks.

                            AEROMET INTERNATIONAL PLC

     Inventories

     Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market value.

     Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Plant and equipment under capital leases are stated at the lower of the fair market value of the assets or the present value of minimum lease payments at the inception of the leases.

     Depreciation is calculated using the straight-line method over the estimated useful lives of the owned assets ranging from 4 to 20 years. Property, plant and equipment held under capital leases are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the lease terms, ranging from 4 to 10 years.

     Expenditures for maintenance and repairs are charged to expense as incurred.

     Goodwill

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 20 years. Aeromet assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting Aeromet's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

     Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     Financial Instruments

     Aeromet enters into foreign currency contracts with the Parent in order to reduce the impact of certain foreign currency fluctuations. Firmly committed transactions are hedged with forward exchange contracts. Gains and losses related to hedges of firmly committed transactions are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.

     Revenue Recognition

     Revenue is recognized when products are shipped to customers.

     Restrictions on Capital

     Aeromet is subject to UK Companies Act regulations, and as such may only distribute its accumulated net realised profits as defined by reference to UK generally accepted accounting principles (UK GAAP). Net realised profits under UK GAAP were $656 and $2,506 at December 31, 1996 and 1997, respectively.

                            AEROMET INTERNATIONAL PLC

     Research and Development and Advertising

     Research and development costs and advertising costs are expensed as incurred and are included in operating expenses. Research and development costs in 1996 and 1997 were $11 and $19, respectively. Advertising costs in 1996 and 1997 were $97 and $169, respectively.

     Income Taxes

     Aeromet follows the asset and liability method of accounting for income taxes. Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized based on the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Stock-Based Compensation

     Aeromet follows the provisions of Statements of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. This statement permits a company to choose either a fair-value method or the Accounting Principles Board (APB) Opinion No.25, Accounting for Stock Issued to Employees, intrinsic-value based method of accounting for stock-based compensation arrangements. SFAS No. 123 requires pro forma disclosure of net income and earnings per share computed as if the fair-value based method had been applied in financial statements of companies that account for such arrangements under APB Opinion No. 25. Aeromet records stock-based compensation using the APB Opinion No. 25 intrinsic-value-based method.

     Pensions

     Aeromet participates in the defined contribution pension scheme of the Parent. Contributions made to the scheme were $255 in 1996 and $323 in 1997.

     Comprehensive Income

     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 is effective for the periods ending after December 15, 1997. This statement provides reporting standards of comprehensive income and its components and requires that all components of comprehensive income be reported in the financial statements in the period in which they are recognized. Aeromet has adopted the provisions of SFAS No. 130 in its financial statements.

     Use of Estimates

     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     New Accounting Pronouncements

     In June 1997, the FASB issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. Aeromet has not yet determined the impact of implementing the provisions of SFAS No. 131 on Aeromet's existing disclosures.

                            AEROMET INTERNATIONAL PLC

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, Accounting for the Cost of Computer Software Developed For or Obtained For Internal Use (SOP 98-1). This Statement establishes standards regarding capitalization of certain costs incurred in connection with developing or obtaining software for internal use. Under current practice, Aeromet generally expenses such costs as incurred. SOP 98-1 is effective for accounting periods beginning after December 15, 1998 and is to be applied prospectively. Early adoption of SOP 98-1 is permitted. Aeromet has not yet determined the impact of adopting SOP 98-1 on its future result of operations and financial position.

3.   Concentration of Risk

     Aeromet's individual customers comprising more than 10% of net sales are presented below for the year ended December 31, 1997. There were no individual customers comprising more than 10% of net sales for the year ended December 31, 1996.

                                                                  Year ended
      Customer                                                 December 31, 1997
      --------                                                 -----------------
      A.......................................................       $5,981
      B.......................................................        5,317

      Aeromet's individual customers comprising more than 10% of accounts receivable are presented below at December 31, 1997. There were no individual customers comprising more than 10% of accounts receivable at December 31, 1996.

      Customer                                                 December 31, 1997
      --------                                                 -----------------
      B.......................................................       $1,589

     Credit is extended to customers based on an evaluation of their financial condition and collateral is generally not required.

     Aeromet currently purchases titanium and other raw materials from a limited number of suppliers. Suppliers of titanium are limited and a change of supplies could cause a delay in manufacturing and increased costs, and a possible loss of sales, which could have a material adverse effect on the manufacturing and delivery of Aeromet's products. Purchases from the principal suppliers of titanium are as follows:

                                                                Year ended       Year ended        Five month
                                                               December 31,     December 31,     period ended
      Supplier                                                        1996             1997      May 31, 1998
      --------                                                 -----------      -----------      ------------
                                                                                                  (unaudited)
      A....................................................    $     1,923      $     3,470      $      2,145

4.   Inventories

     Inventories consist of the following:

                                                                        December 31,
                                                               ----------------------------
                                                                      1996             1997      May 31, 1998
                                                               -----------      -----------      ------------
                                                                                                  (unaudited)
      Raw materials.......................................     $     2,100            1,938             2,131
      Work in progress....................................           4,554            6,076             7,443
      Finished goods......................................             953              791               476
                                                               -----------      -----------      ------------
                                                               $     7,607            8,805            10,050
                                                               ===========      ===========      ============

                            AEROMET INTERNATIONAL PLC

5.   Property, Plant and Equipment

      Property, plant and equipment, including assets under capital lease arrangements consists of the following:

                                                                        December 31,
                                                               ----------------------------
                                                                      1996             1997      May 31, 1998
                                                               -----------      -----------      ------------
                                                                                                  (unaudited)
      Leasehold improvements..............................     $       532              512               507
      Machinery and equipment.............................          19,052           19,766            19,896
                                                               -----------      -----------      ------------
                                                                    19,584           20,278            20,403
      Less accumulated depreciation and amortization......          (9,607)         (10,793)          (11,330)
                                                               -----------      -----------      ------------
                                                               $     9,977            9,485             9,073
                                                               ===========      ===========      ============

     Aeromet recognized depreciation of property, plant and equipment of $881 and $1,680 during the years ended December 31, 1996 and 1997, respectively.

6.   Short-term Borrowings

     At December 31, 1996 and 1997, there was $7,908 and $4,661 outstanding under a committed bank overdraft facility, respectively, which is unsecured under a Composite Accounting Agreement between the bank and the Parent. The current credit agreement provides borrowings of up to (pound)3,000 (equivalent to $4,936 at December 31, 1997) for general corporate purposes. Weighted-average interest rates of 7.1% and 7.6% were charged on this overdraft facility in 1996 and 1997, respectively. Aeromet's borrowings under this agreement are guaranteed by its Parent. Aeromet also guarantees certain of its Parent's borrowings.

7.   Transactions with Affiliates

     Net short term balances due to affiliates were $1,882 and $15 at December 31, 1996 and 1997, respectively. The balance at December 31, 1996 related to a short term loan from the Parent. Interest was charged on this loan at weighted average rates of 12% and 10% in 1996 and 1997, respectively. The balance at December 31, 1997 related to sundry trading with affiliated companies. No interest is charged on the trading balances.

     Long term loans from related companies are as follows:

                                                                      Long-term
                                                                         loans
                                                                      ---------
      Balance at December 31, 1995..................................  $   9,561
            Allocation of central costs.............................        375
            Parent company recharges................................        422
            Cash transfers..........................................     (1,448)
            Translation adjustment..................................        915
                                                                      ---------
      Balance at December 31, 1996..................................      9,825
            Allocation of central costs.............................        459
            Parent company recharges................................        567
            Dividends declared......................................      2,458
            Cash transfers..........................................        334
            Translation adjustment..................................       (364)
                                                                      ---------
      Balance at December 31, 1997..................................  $  13,279
                                                                      =========

      The average balance of long term loans from related companies was $10,127 and $10,714 in 1996 and 1997, respectively.

                            AEROMET INTERNATIONAL PLC

     No interest is charged on the long term loan.

     Other transactions with related companies for 1996 and 1997 are analysed as follows:

     Purchases from related parties:

                                                     Year ended            Year ended
                                                  December, 31 1996     December 31, 1997
                                                  -----------------     -----------------
      Buck and Hickman..........................           $130                  462
      National Packaging........................             28                   56

     These companies are both subsidiary undertakings of the Parent.

8.   Leasing Arrangements

     Capital Leases

     Aeromet leases certain property, plant and equipment under capital lease agreements that expire through 2018. Aggregate minimum payments to be made under these agreements at December 31, 1997 are as follows for each of the following fiscal year-ends:

      1998..............................................................................   $   186
      1999..............................................................................       191
      2000..............................................................................       185
      2001..............................................................................       172
      2002..............................................................................       155
      Thereafter........................................................................       501
                                                                                           -------
                                                                                             1,390
      Less amounts representing interest at rates ranging from 6.57% to 7.82%...........      (331)
                                                                                           -------
      Present value of net minimum capital lease payments...............................     1,059
      Less current portion of capital lease obligations.................................      (115)
                                                                                           -------
            Capital lease obligations, net of current portion...........................   $   944
                                                                                           =======

     Included in property, plant and equipment are costs of $1,319 and $1,330 and related accumulated amortization of $14 and $149 recorded under capital leases at December 31, 1996 and 1997, respectively.

     Operating Leases

     Aeromet leases certain property, plant and equipment under operating lease agreements that expire through 2005. Aggregate minimum rental payments to be made under these agreements at December 31, 1997 are as follows for each of the following fiscal year-ends:

                                                                       Minimum
                                                                       Rentals
                                                                      --------
      1998....................................................        $  2,097
      1999....................................................           2,047
      2000....................................................           2,032
      2001....................................................           2,002
      2002....................................................           1,700
      Thereafter .............................................          21,270
                                                                      --------
                                                                      $ 31,148

                            AEROMET INTERNATIONAL PLC

     Total rent expense for operating leases during the years ended December 31, 1996 and 1997 amounted to $1,548 and $1,614, respectively.

9.   Compensation Plans

     The Parent has three stock-based compensation plans, which are described below. Aeromet applies the APB Opinion No. 25 intrinsic-value based method of accounting for stock-based compensation arrangements. Had compensation cost been determined on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, Aeromet's net loss would have been reduced to the pro forma amounts indicated below:

                                                  December, 31 1996     December 31, 1997
                                                  -----------------     -----------------
      Net loss
            As reported..........................          $ 30                 800
            Pro forma............................            56                 850

     Fixed Price Share Option Plan

     Under the Saving Related Share Option Scheme, the Parent is authorized to issue shares of the Parent's common stock to all full-time employees with six months' service. Under the terms of the scheme, employees can choose each year to have up to (pound)3,000 (equivalent to $4,936 at December 31, 1997) of their annual base earnings withheld to purchase the Parent's common stock. The purchase price of the stock is 80% of the market price at the date of grant. Compensation cost is recognized for the fair value of the employee's purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1997 and 1996, respectively: dividend yield of 3.02% and 2.27%; an expected life of 2.75 years for both years; expected volatility of 2.5%; and risk-free interest rates of 6.33% and 7.78%.

     Performance-Based Share Option Plans

     Under its Executive Share Option Scheme, the Parent may grant to selected executives stock option awards in the Parent's common stock to a maximum total of outstanding options for any participant of four times annual earnings. Options are granted, normally twice each year, at the market price of the common stock at the date of grant. Since 1991, all options have been granted in three equal parts which, in normal circumstances, are first exercisable three, four, and five years respectively after the date of grant. Exercise of options issued since 1996 is dependent on certain performance criteria based on the Parent's share growth. No options were granted during 1997. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes model with the following assumptions for 1996: dividend yield of 2.27%; an expected life of three years; expected volatility of 25%; and risk-free interest rate of 7.78%.

     The Parent may issue up to 10% of its issued share capital for all schemes operated by it. This is in accordance with the London Stock Exchange regulations.

                            AEROMET INTERNATIONAL PLC

Information with respect to options granted under the stock option plans in respect of the employees of Aeromet is as follows:

                                                               Fixed price                             Performance-based
                                                   --------------------------------------     --------------------------------------
                                                                     Weighted-average                            Weighted-average
                                                                  -----------------------                    -----------------------
                                                                                     Fair                                       Fair
                                                                                 value of                                   value of
                                                       Number      Exercise       options         Number      Exercise       options
                                                   of options         price       granted     of options         price       granted
                                                   ----------     ---------     ---------     ----------     ---------     ---------
Outstanding at December 31, 1995.............         742,839     $    0.88                      653,834     $    0.81
      Granted................................         344,353          1.56          0.59         72,500          2.15          0.47
      Expired or cancelled...................         (91,837)         0.98                       (7,500)         1.96
      Exercised..............................         (28,087)         0.86                     (203,832)         0.71
                                                   ----------                                 ----------
Outstanding at December 31, 1996.............         967,268          1.11                      515,002          1.04
                                                   ----------     ---------                   ----------
      Granted................................         300,271          1.50          0.54             --            --            --
      Expired or cancelled...................        (197,665)         1.21                      (47,000)         1.65
      Exercised..............................        (240,498)         0.72                     (170,000)         0.75
                                                   ----------                                 ----------
Outstanding at December 31, 1997.............         829,376     $    1.34                      298,002     $    0.93
                                                   ==========                                 ==========
Exercisable at:
      December 31, 1997......................             --             --                      189,167     $    0.85

     Summarized information about fixed price stock options outstanding in respect of the employees of Aeromet at December 31, 1997 is as follows:

                                           Options outstanding
                            ----------------------------------------------------             Options exercisable
                                                    Weighted-                         --------------------------------
                                                     average            Weighted-                            Weighted-
               Range of          Number            remaining     average exercise         Number      average exercise
        exercise prices     outstanding     contractual life                price     exercisable                price
        ---------------     -----------     ----------------     ----------------     -----------     ----------------
                  $0.93         100,715            1.3 years           $     0.93              --                   --
                   1.08         211,914            2.3 years                 1.08              --                   --
              1.50-1.56         516,747            3.8 years                 1.53              --                   --
              0.93-1.56         829,376            3.4 years                 1.34              --                   --

     Summarized information about performance-based stock options outstanding in respect of the employees of Aeromet at December 31, 1997 is as follows:

                                           Options outstanding
                            ----------------------------------------------------             Options exercisable
                                                    Weighted-                         --------------------------------
                                                     average            Weighted-                            Weighted-
               Range of          Number            remaining     average exercise         Number      average exercise
        exercise prices     outstanding     contractual life                price     exercisable                price
        ---------------     -----------     ----------------     ----------------     -----------     ----------------
                  $0.46          37,500           0.50 years                $0.46          37,500                $0.46
              0.55-0.98         125,302           5.00 years                 0.80          94,500                 0.81
              1.11-1.35          90,200           7.25 years                 1.20          57,167                 1.17
                   1.98          15,000           8.50 years                 1.96              --                   --
                   2.32          30,000           8.50 years                 2.32              --                   --
                                -------                                                   -------
              0.46-2.32         298,002           5.10 years                 1.09         189,167                 0.85
                                =======                                                   =======

                            AEROMET INTERNATIONAL PLC

     Share Bonus Scheme

     Under the terms of the Share Bonus Scheme, the Parent is authorised to grant shares of the Parent's common stock to the executive directors of Aeromet in lieu of any annual cash bonus. Participation in this plan is obligatory for bonuses above a certain threshold. Under the scheme, Parent common stock, having an initial market value of up to four times the amount excluded from the cash bonus scheme, are notionally allocated to the executive. Over a five year period the trustees of the scheme will, when called upon to do so by the executive, transfer an increasing proportion of such shares to the executive, at which time the remaining shares which have not "vested" will be forfeited by the executive. No shares were granted under this Scheme in 1996 and 1997.

10.  Income Taxes

     Aeromet computes income tax expense based on the UK Statutory Rates. Income tax expense for the year ended December 31, 1996 was computed at the UK Statutory Rate of 33%. During the year ended December 31, 1997, the UK Statutory Rate was reduced from 33% to 31%. For the year ended December 31, 1997, Aeromet computed income tax expense at a rate of 33% for 3 months and 31% for 9 months resulting in a blended rate of 31.5% for the year. Aeromet computed income tax expense for the 5 month period ending May 31, 1998 at the UK Statutory Rate of 31%.

     The provision for income taxes (benefit) is as follows:

                                                               Year ended
                                                              December 31,
                                                              ------------
                                                           1996          1997
                                                         ------        ------
      Current.....................................       $  369           831
      Deferred....................................          201            69
                                                         ------        ------
                                                         $  570           900
                                                         ======        ======

     Income tax expense for the years ended December 31, 1996 and 1997 differ from the amounts computed by applying the UK statutory tax rate to pre-tax income (loss) as a result of the following:

                                                               Year ended
                                                              December 31,
                                                              ------------
                                                           1996          1997
                                                         ------        ------
      Tax provision (benefit) at Statutory Rate...       $  (76)          275
      Amortization of goodwill....................          651           653
      Effect of change in UK Statutory Rate.......           --           (36)
      Non-deductible items and other..............           (5)            8
                                                         ------        ------
                                                         $  570           900
                                                         ======        ======

     Significant components of Aeromet's deferred tax assets and liabilities are as follows:

                                                                      Year ended
                                                                     December 31,
                                                                     ------------
                                                                  1996          1997
                                                                ------        ------
      Deferred tax assets:
            Allowance for doubtful accounts and other........   $  122           138
      Deferred tax liabilities:
            Fixed assets.....................................      623           698
            Intangible assets................................      113           100
                                                                ------        ------
                                                                  736            798
                                                                ------        ------
                                                                $ 614            660
                                                                ======        ======

                            AEROMET INTERNATIONAL PLC

11.  Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, receivables and accounts payable, approximate fair value due to the short maturity of such instruments. The carrying value and related fair value for Aeromet's remaining financial instruments, foreign currency contracts, are as follows:

                                                     December 31, 1996                             December 31, 1997
                                            ---------------------------------------     ---------------------------------------
                                            Carrying amount    Estimated fair value     Carrying amount    Estimated fair value
                                            ---------------    --------------------     ---------------    --------------------
Foreign exchange forward contracts.........       $--                  (207)                  --                    121

     The fair value of short term foreign exchange contracts is based on exchange rates at December 31, 1996 and 1997. The fair value of long term foreign contracts is based on various quoted spot forward exchange rates.

12.  Contingencies

     Legal

     Aeromet is currently subject and party to various legal actions arising in the normal course of business. Management believes the ultimate liability, if any, arising from such claims or contingencies is not likely to have a material adverse effect on Aeromet's results of operations or financial condition.

     In the normal course of business, Aeromet disposes of potentially hazardous material which could result in claims related to environmental cleanup. Aeromet has not been notified of any related claims. Aeromet is subject to various other environmental and governmental regulations, however, the extent of any non-compliance with those regulations, if any, is not ascertainable.

13.  Subsequent Event

     In May 1998, the Parent signed a letter of intent with Pacific Aerospace & Electronics, Inc., a public company headquartered in the United States, to sell Aeromet for approximately (pound)45.0 million. The transaction is expected to close in July 1998; however, there is no assurance that the transaction will be completed.

                        Report of Independent Accountants




To the Board of Directors and
Shareholders of Electronic Specialty Corporation


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of nonredeemable shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Electronic Specialty Corporation and its subsidiaries at March 31, 1997, and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP
Portland, Oregon
June 27, 1997

                        ELECTRONIC SPECIALTY CORPORATION

                           Consolidated Balance Sheet
                                 March 31, 1997


                                     ASSETS
Current assets:
      Cash...........................................................................................   $     89,375
      Accounts receivable, net (Note 1)..............................................................      1,338,014
      Inventories (Notes 1 and 2)....................................................................      2,975,533
      Prepaid expenses and other current assets .....................................................        168,227
      Deferred income taxes..........................................................................         79,650
                                                                                                        ------------
            Total current assets.....................................................................      4,650,799
Equipment, net (Notes 1 and 3).......................................................................      3,854,827
Intangibles, net (Note 12)...........................................................................        258,122
Other long-term assets...............................................................................         67,152
                                                                                                        ------------
                                                                                                        $  8,830,900
                                                                                                        ============

           LIABILITIES AND REDEEMABLE, CUMULATIVE PREFERRED STOCK AND
                       NON-REDEEMABLE SHAREHOLDERS' EQUITY
Current liabilities:
      Line of credit (Note 4)........................................................................   $    988,194
      Accounts payable...............................................................................        688,547
      Delinquent taxes...............................................................................        485,671
      Accrued payroll................................................................................        157,977
      Accrued vacation...............................................................................        184,125
      Other accrued liabilities......................................................................        213,960
      Note payable to parent (Note 5)................................................................         32,682
      Current portion of notes payable (Note 6)......................................................         99,462
      Current portion of deferred gain (Note 7)......................................................         50,137
                                                                                                        ------------
            Total current liabilities................................................................      2,900,755

Notes payable, net of current portion (Note 6).......................................................        267,711
Deferred gain, net of current portion (Note 7).......................................................        539,502
Deferred income taxes................................................................................        201,792
Other long-term liabilities..........................................................................         57,298
                                                                                                        ------------
                                                                                                           3,967,058
                                                                                                        ------------

Commitments and contingencies (Notes 8 and 11)                                                                    --

Redeemable, cumulative preferred stock, no par value; 1,000,000 shares authorized, 1,700
         shares issued and outstanding (Note 11)                                                           2,652,000

Non-redeemable shareholders' equity: (Note 9)

      Common stock, no par value; 6,000,000 shares authorized, 5,986,201 shares issued and
         outstanding at stated value.................................................................         48,000
      Paid-in capital................................................................................      1,942,951
      Retained earnings..............................................................................        220,891
                                                                                                        ------------
            Total non-redeemable shareholders' equity................................................      2,211,842
                                                                                                        $  8,830,900
                                                                                                        ============


    The accompanying notes are an integral part of this financial statement.

                        ELECTRONIC SPECIALTY CORPORATION

                      Consolidated Statement of Operations
                            Year ended March 31, 1997


Sales:
         Relays and solenoids...................................    $ 4,836,022
         Displays...............................................      2,632,187
                                                                    -----------
                 Net sales......................................      7,468,209
Cost of goods sold..............................................      5,584,492
                                                                    -----------
      Gross profit..............................................      1,883,717
Operating expenses..............................................      1,224,535
Research and development expenses (Note 1)......................        103,343
                                                                    -----------
      Income from operations....................................        555,839
                                                                    -----------
Other expenses:
      Interest expense..........................................       (185,089)
      Other expense.............................................        (14,026)
                                                                    -----------
                                                                       (199,115)
Income before income taxes......................................        356,724
Income tax expense (Note 9).....................................       (121,549)
                                                                    -----------
Net income......................................................    $   235,175
                                                                     ==========


    The accompanying notes are an integral part of this financial statement.

                        ELECTRONIC SPECIALTY CORPORATION

          Consolidated Statement of Non-Redeemable Shareholders' Equity
                            Year ended March 31, 1997


                                                Common
                                                shares                                           Retained
                                           outstanding          Amount     Paid-in capital        earnings           Total
                                           -----------     -----------     ---------------     -----------     -----------
Balances at March 31, 1996.............      5,986,201     $    48,000     $     1,942,951     $   121,716     $ 2,112,667
Net income.............................            --               --                  --         235,175         235,175
Accretion of dividends not
   declared............................            --               --                  --        (136,000)       (136,000)
                                           -----------     -----------     ---------------     -----------     -----------
Balances at March 31, 1997.............      5,986,201     $    48,000     $     1,942,951     $   220,891     $ 2,211,842
                                           ===========     ===========     ===============     ===========     ===========


    The accompanying notes are an integral part of this financial statement.

                        ELECTRONIC SPECIALTY CORPORATION

                      Consolidated Statement of Cash Flows
                            Year ended March 31, 1997


Cash flows from operating activities:
      Net income..........................................................................................     $   235,175
      Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation.....................................................................................         652,160
         Amortization of deferred gain....................................................................         (50,834)
         Amortization of intangibles......................................................................          32,270
         Deferred income taxes............................................................................         121,549
      Changes in assets and liabilities:
         Accounts receivable..............................................................................        (644,355)
         Inventories......................................................................................        (807,783)
         Prepaid expenses and other current assets........................................................         (15,199)
         Other long-term assets...........................................................................          54,288
         Accounts payable.................................................................................         485,644
         Accrued liabilities..............................................................................         637,241
                                                                                                               -----------
            Net cash provided by operating activities.....................................................         700,156
                                                                                                               -----------
Cash flows used in investing activities:
      Capital expenditures................................................................................      (1,719,494)
                                                                                                               -----------
Cash flows from financing activities:
      Proceeds from the line of credit, net...............................................................         988,194
      Payments on notes payable...........................................................................        (200,990)
                                                                                                               -----------
            Net cash provided by financing activities.....................................................         787,204
                                                                                                               -----------
Net decrease in cash......................................................................................        (232,134)
Cash at beginning of year.................................................................................         321,509
                                                                                                               -----------
Cash at end of year.......................................................................................     $    89,375
                                                                                                               ===========
Supplemental disclosure of cash flow information:
      Cash paid for interest..............................................................................     $    65,431
                                                                                                               ===========


    The accompanying notes are an integral part of this financial statement.

                        ELECTRONIC SPECIALTY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)  Significant Accounting Policies

     Organization

     Electronic Specialty Corporation, an 82% owned subsidiary of Deltec International, Inc. ("Deltec"), is primarily engaged in the manufacturing and distribution of electromechanical relays and solenoids to large, high-reliability aerospace and military prime contractors, and specialized anti-glare displays for use on laptop computers and military/commercial airplane view screens. All production operations are performed at the Electronic Specialty Corporation's manufacturing plant and offices in Clark County, Washington. During 1996, Electronic Specialty Corporation acquired all the assets and certain liabilities of Displays and Technologies, Inc. (D&T). The accompanying financial statements include all of the costs of doing business of Electronic Specialty Corporation. The accounts of Electronic Specialty Corporation do not include any charges for services from its parent, Deltec, as no services were provided to Electronic Specialty Corporation by Deltec.

     Principles of Consolidation

     The consolidated financial statements include the accounts of Electronic Specialty Corporation and its wholly owned subsidiaries: ESN Corporation (a leasing company) and D&T (collectively, "ESC"). Significant intercompany accounts and transactions have been eliminated in consolidation.

     Management Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition and Accounts Receivable

     ESC recognizes sales when the related products are shipped. Sales are recorded net of applicable cash discounts and allowances for returns.

     Inventories

     Inventories are stated at the lower of cost or market. ESC uses the first-in, first-out (FIFO) method to determine cost.

     Equipment

     Equipment is stated at cost. Depreciation has been provided for financial reporting purposes over the estimated useful lives of the assets, which range from five to ten years based on the straight-line method. Repair and maintenance costs are charged to expense as incurred. Upon disposal, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations.

     Research and Development Expenses

     Research and development expenses are related to the design, prototyping and development of new products. These expenditures are charged to expense as incurred.

     Income Taxes

     ESC accounts for income taxes under the liability method as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS No. 109).

                        ELECTRONIC SPECIALTY CORPORATION

     Fair Value of Financial Instruments

     There are no significant differences between the carrying values and fair market values of ESC's financial instruments. ESC estimates fair value based upon existing interest rates related to such assets and liabilities compared to the current market rates of interest for instruments of similar nature and degree of risk.

     Concentrations of Credit Risk

     Approximately 19% of ESC's fiscal year 1997 sales and 23% of March 31, 1997 accounts receivable were from an aerospace manufacturer.

     Earnings per share

     Earnings per share has not been presented because it is not considered meaningful.

(2)  Inventories

     Inventories at March 31, 1997 consist of the following:


      Raw materials.............................       $   725,123
      Work-in-process...........................         2,059,619
      Finished goods............................           190,791
                                                       -----------
                                                       $ 2,975,533

(3)  Equipment

     Equipment at March 31, 1997 consists of the following:


      Machinery and equipment...................       $ 7,345,776
      Furniture and fixtures....................           455,572
                                                       -----------
                                                         7,801,348
      Less accumulated depreciation.............        (3,946,521)
                                                       -----------
                                                       $ 3,854,827

(4)  Line of Credit

     ESC has an operating line of credit with a bank. The line provides for borrowings of up to $1,000,000 at the interest rate of 3.25% plus the 30-day commercial paper rate (5.69% at March 31, 1997). Borrowings of $988,194 were outstanding under the line at March 31, 1997. Borrowings are collateralized by ESC's inventories and accounts receivable. The line of credit agreement expires on December 31, 1997 and requires ESC to comply with certain financial ratios and requirements. ESC was in compliance as of March 31, 1997.

(5)  Note Payable to Deltec

     ESC has a note to Deltec with an outstanding balance of $32,682 payable at March 31, 1997. The note is payable on demand with interest due monthly at the rate of 12% per annum. Interest on the note aggregated $4,090 for fiscal year 1997.

                        ELECTRONIC SPECIALTY CORPORATION

(6)  Notes Payable

     ESC has unsecured notes payable to third parties in connection with a non-competition agreement. At March 31, 1997, the notes payable aggregated $36,724, and are classified as a current liability. The notes were due on May 1, 1995 and bear no interest. The notes are in default at March 31, 1997; however, the note holders have notified ESC that they will continue to accept monthly payments of $1,750 until the notes are paid in full. On March 20, 1996, ESC obtained a bank note which was secured by ESC's inventories and equipment. The note was paid in full on August 27, 1996. On June 10, 1996, ESC obtained a five-year note secured by certain equipment. The note bears interest at 9.5% and is due in monthly payments of principal and interest of $3,026. On September 30, 1996, ESC obtained a five-year note secured by certain equipment. The note bears interest at 9.5% and is due in monthly payments of principal and interest of $4,603. Future principal maturities on these notes are as follows:

          Fiscal Year
          1998........................     $ 62,738
          1999........................       68,996
          2000........................       75,881
          2001........................       83,452
          2002........................       39,382
                                           --------
                                            330,449
Less current portion                        (62,738)

                                           $267,711

(7)  Deferred Gain

     During March 1994, ESC entered into an agreement to sell and lease back its principal place of business. The agreement provided for the sale of the property (consisting of land and a building) in the net amount of $2,522,030, resulting in a gain of $752,050. The gain was deferred and is being amortized ratably as other income over the lease term of fifteen years. Such other income aggregated $50,834 for fiscal year 1997.

(8)  Commitments

     Operating Leases

     ESC leases its office space and certain equipment under noncancelable leases expiring in various years through fiscal year 2009. Future minimum lease payments under noncancelable operating leases for the next five years are summarized as follows:


          Fiscal Year
          1998                           $   440,347
          1999                               327,443
          2000                               319,739
          2001                               318,233
          2002                               304,412
          Thereafter                       2,100,000
                                         -----------
                                         $ 3,810,174

     Total rental expense under operating leases for the year ended March 31, 1997 aggregated $535,922.

                        ELECTRONIC SPECIALTY CORPORATION

(9)  Income Taxes

     ESC's taxable income is included in the consolidated income tax returns of Deltec. No income tax expense is allocated or charged by Deltec to ESC. ESC has adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS No. 109).

     SFAS No. 109 requires ESC to account for income taxes as though it were a separate entity for tax reporting purposes, and transactions with Deltec relating to ESC's tax attributes are recorded as adjustments to paid-in capital.

     The provision for income taxes for the year ended March 31, 1997 consists of non-current deferred tax expense of $121,549.

     The components of the net deferred tax assets and liabilities as of March 31, 1997 are as follows:

           Net current deferred tax asset:
               Assets:
                    Deferred gain.......................................  $   17,048
                    Vacation accrual....................................      62,602
                                                                          ----------
           Current deferred tax asset...................................  $   79,650
                                                                          ==========
           Noncurrent deferred tax assets and liability:
               Assets:
                    Intangibles.........................................  $    7,314
                    Deferred gain.......................................     183,431

                                                                             190,745
               Liability:
                    Equipment...........................................     392,537
                                                                           ---------

           Net noncurrent deferred tax liability........................   $(201,792)
                                                                           =========

                        ELECTRONIC SPECIALTY CORPORATION

(10) Benefit Plans

     ESC's bargaining unit employees were covered by a multi-employer pension plan through March 31, 1995. Effective December 1, 1994, the plan was replaced by a multi-employer pension 401(k) savings plan for bargaining employees. Both plans are administered by the Western Conference of Teamsters. The plans, which are not considered ESC pension plans, are defined contribution benefit plans to which ESC makes voluntary contributions based on a fixed amount per hour for each employee, as specified in the labor agreement. Information as to ESC's portion of accumulated plan benefits, plan net assets and unfunded vested benefits is not available. Contributions to these plans for the year ended March 31, 1997 aggregated $85,206.

     ESC has a salary reduction plan (IRS Code section 401(k)) covering its nonbargaining unit employees. The plan provides for tax-exempt salary reduction payments to be made by participants to a trust, with a limited matching payment to be made by ESC. No matching payments were made during the year ended March 31, 1997.

(11) Redeemable Preferred Stock

     The holders of ESC's redeemable preferred stock have the following privileges and rights:

          Dividends. A cumulative dividend on the redeemable preferred stock will accrue at the rate of $80 (i.e. 8%) per share per annum. The dividend will be payable only (a) if, as and when determined by the board of directors of ESC or (b) upon the liquidation or winding up of ESC or redemption of the redeemable preferred stock. For the year ended March 31, 1997, no dividends were declared by the board of directors.

          Liquidation Preference. In the event of the liquidation or winding up of ESC, the holders of the redeemable preferred stock will be entitled to receive, in preference to the holders of the common stock, an amount (the "liquidation amount") equal to the original purchase price ($1,000 per share) plus any dividends accrued but not paid.

          Redemption. At any time after the date of original issuance of the redeemable preferred stock, ESC may redeem the whole or any part of the redeemable preferred stock by paying in cash the liquidation amount. At any time after the date which is ten years after the date of original issuance of the redeemable preferred stock, at the written request of a holder of any shares of the redeemable preferred stock, ESC will redeem the shares by paying in cash the liquidation amount.

          Conversion. The redeemable preferred stock shall not be convertible into shares of common stock or any other securities of ESC.

          Voting rights. Except as may be otherwise provided by law, the redeemable preferred stock shall be nonvoting and shall not participate in any actions to be taken by the shareholders of ESC.

     Because ESC may be required to redeem all of the outstanding shares of redeemable preferred stock at liquidating values, the accompanying consolidated balance sheet reflects total redeemable preferred stock at its original purchase price plus accrued dividends. As a result, the amount of $2,652,000 represents the liquidation value of redeemable preferred stock at March 31, 1997.

                        ELECTRONIC SPECIALTY CORPORATION

(12) Acquisition of Displays and Technologies, Inc.

     In connection with the Company's purchase of D & T the purchase price includes contingent consideration to be calculated based on D&T's future earnings, and is to be paid with ESC's series B nonvoting preferred stock for 70 percent of the purchase price and a promissory note for the remaining 30 percent. On June 26, 1997, the purchase option agreement was amended extending the earnings period by two years. As amended, the calculation provides that the former owners of D&T will receive 60% of net income, as defined, calculated over the period from fiscal 1996 through fiscal 2000. Due to the contingent nature of the purchase price, no purchase adjustment has been recorded as of March 31, 1997.

     ESC has accounted for this acquisition using the purchase method. Accordingly, the cost of the acquisition was allocated to the assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Goodwill of $322,658 was recorded as an intangible asset equal to the difference between the acquisition cost and the fair values of the assets acquired and liabilities assumed. ESC is amortizing goodwill over ten years using the straight-line method. Accumulated amortization was $64,536 at March 31, 1997.


(13) Subsequent Event - Unaudited

     Effective March 1, 1998, substantially all of the Company's assets were purchased and certain liabilities were assumed by Pacific Aerospace & Electronics, Inc. The purchase price consisted of $2.0 million in cash and 923,304 shares of Pacific Aerospace & Electronics, Inc.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
           For the Nine-Month Periods Ended December 31, 1997 and 1996
                                   (Unaudited)


                                                                           1997               1996
                                                                   ------------       ------------
Sales:
   Relays and solenoids                                            $  4,120,442       $  2,506,008
   Displays                                                           3,884,058          2,441,391
                                                                   ------------       ------------
      Net sales                                                       8,004,500          4,947,399
Cost of goods sold                                                    6,173,081          3,711,233
                                                                   ------------       ------------

   Gross profit................................................       1,831,419          1,236,166

Operating expenses                                                    1,054,367            897,297
Research and development expenses (Note 1)                              177,777             70,436
                                                                   ------------       ------------

   Income from operations......................................         599,275            268,439

Other expenses:
   Interest expense............................................        (113,470)           (87,485)
   Other expense...............................................         (54,870)             1,486
                                                                   ------------       ------------

Income before income taxes                                              430,935            182,440
Income tax expense (Note 9)                                            (146,518)           (62,030)
                                                                   ------------       ------------

Net income                                                         $    284,417       $    120,410
                                                                   ============       ============


     The accompanying notes are an integral part of this financial statement

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
           For the Nine-Month Periods Ended December 31, 1997 and 1996
                                   (Unaudited)


                                                                                                            1997              1996
                                                                                                      ----------        ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income....................................................................................  $  284,417        $  120,410
      Adjustments to reconcile net income (loss) to net cash provided by operating activities:
         Depreciation...............................................................................     550,524           487,363
         Amortization of deferred gain..............................................................     (38,126)          (38,125)
         Amortization of intangibles................................................................      24,201            26,324
         Deferred income taxes......................................................................     146,518            62,030
      Changes in assets and liabilities:
         Accounts receivable........................................................................     (35,632)         (558,481)
         Inventories................................................................................    (480,507)         (838,411)
         Prepaid expenses and other current assets..................................................      67,775           (55,417)
         Other long-term assets.....................................................................         357                --
         Accounts payable...........................................................................      14,602           482,914
         Accrued liabilities........................................................................    (400,248)          394,718
                                                                                                      ----------        ----------
            Net cash provided by operating activities...............................................     133,881            83,325

CASH FLOWS USED IN INVESTING ACTIVITIES:
      Capital expenditures..........................................................................    (552,013)       (1,120,424)

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from the line of credit, net.........................................................     163,583           949,865
      Payments on notes payable.....................................................................     174,993           345,766
      Proceeds from note payable                                                                              --          (524,862)
                                                                                                      ----------        ----------
            Net cash flow from financing activities.................................................     338,576           770,769
                                                                                                      ----------        ----------
NET CHANGE  IN CASH.................................................................................     (79,556)         (266,330)

Cash at beginning of period.........................................................................      89,375           321,509
                                                                                                      ----------        ----------

Cash at end of period...............................................................................  $    9,819        $   55,179
                                                                                                      ==========        ==========


     The accompanying notes are an integral part of this financial statement

                        ELECTRONIC SPECIALTY CORPORATION
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS Nine-Month Periods Ending December 31, 1997 and 1996


Note 1: Basis of  Presentation

The accompanying unaudited consolidated financial statements of Electronic Specialty Corporation ("ESC") have been prepared in accordance with Form S-1 instructions and, in the opinion of management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly ESC's consolidated financial position as of December 31, 1997 and 1996, the consolidated results of operations for the nine-month periods ended December 31, 1997 and 1996, and the consolidated statements of cash flow for the nine-month periods ended December 31, 1997 and 1996. All significant intercompany transactions have been eliminated in the consolidation process. These results have been determined on the basis of generally accepted accounting principles and practices applied consistently with those used in the preparation of ESC's annual financial statements for the year ended March 31, 1997.

Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. The financial statements should be read in conjunction with the audited financial statement and notes thereto for the year ended March 31, 1997.

The results of operations for the nine-month periods ended December 31, 1997 and 1996 are not necessarily indicative of the results to be expected or anticipated for the full fiscal year.


Note 2: Inventories

Inventories consist of the following:

                                     December 31,         March 31,
                                            1997              1997
                                   -------------     -------------
          Raw materials            $     825,936     $     725,123
          Work in progress             2,415,976         2,059,619
          Finished goods                 214,128           190,791
                                   -------------     -------------
                                   $   3,456,040     $   2,975,533
                                   =============     =============


Note 3:  Nonredeemable Shareholders' Equity

Changes in nonredeemable shareholders' equity during the nine-month period ended December 31, 1997, included net income of $287,417, and the accretion of dividends not declared to the redeemable, cumulative preferred stock of $102,000 in each period.


Note 4: Subsequent Event

Effective March 1, 1998, substantially all of the Company's assets were purchased and certain liabilities were assumed by Pacific Aerospace & Electronics, Inc. The purchase price consisted of $2.0 million in cash and 923,304 shares of Pacific Aerospace & Electronics, Inc.

                        INDEX TO UNAUDITED PRO FORMA DATA


                                                                            Page

Unaudited Pro Forma Financial Data.......................................... P-2
Unaudited Pro Forma Statements of Operations Data
  for year ended May 31, 1998 and the three-month period
  ended August 31, 1998..................................................... P-3
Notes to Unaudited Pro Forma Statement of Operations Data................... P-4

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The following Unaudited Pro Forma Financial Data for the year ended May 31, 1998, and for the three-month period ended August 31, 1998, gives effect to the Company's acquisitions of ESC in the fourth quarter of fiscal 1998, and Aeromet in the first quarter of fiscal 1999, including related financing transactions, as if such transactions had occurred on June 1, 1997. The historical statement of operations data of the Company for the year ended May 31, 1998, already reflects the results of operations of Balo and ESC since the time of their respective acquisitions by the Company.

     This Unaudited Pro Forma Financial Data is based on the assumptions and adjustments described in the accompanying notes which the Company believes are reasonable. The Unaudited Pro Forma Statement of Operations Data does not purport to represent what the Company's results of operations actually would have been if the events described above had occurred as of the dates indicated or what such results will be for any future periods. The financial data is based upon assumptions and adjustments that the Company believes are reasonable. This Unaudited Pro Forma Financial Data and the accompanying notes should be read in conjunction with the historical financial statements of the Company, ESC and Aeromet, including the notes thereto, included elsewhere in this Prospectus.

     Each of the acquisitions referred to in this Unaudited Pro Forma Financial Data has been accounted for using the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed have been recorded at their fair values as of the dates of their respective acquisitions. These amounts have been recorded based upon preliminary estimates as of the dates of the acquisitions. The Company does not believe that any changes to these estimates that may occur will have a material impact on the Unaudited Pro Forma Financial Data.

                               Unaudited Pro Forma
                    Statement of Operations Data For the year
                      ended May 31, 1998 and for the three
                       month period ended August 31, 1998
                                 (in thousands)


                                                                                                               Three-month period
                                                             For the year ended May 31, 1998                         ended
                                             ------------------------------------------------------------       August 31, 1998
                                                        Historical                                          ----------------------
                                             ---------------------------------                  Pro forma   Historical
                                                                                  Pro forma            as   ----------
                                             Company(1)    ESC(2)   Aeromet(3)  adjustments    adjusted(4)    Company   Proforma(9)
                                             ----------  --------   ----------  -----------    ----------   ---------   ----------
Statement of Operations Data:
      Net sales............................  $   54,099  $  7,566       53,840          --        115,505      19,178       28,760
      Cost of sales........................      39,487     6,143       43,645         900(5)      90,175      14,504       22,924
                                             ----------  --------   ----------  -----------    ----------   ---------   ----------
      Gross profit.........................      14,612     1,423       10,195        (900)        25,330       4,674        5,836
      Operating expenses...................       9,872     1,325        6,240      (1,477)(6)     15,960       3,776        4,621
                                             ----------  --------   ----------  -----------    ----------   ---------   ----------
      Income from operations...............       4,740        98        3,955         577          9,370         898        1,215
      Net interest expense.................        (755)     (181)        (679)     (8,530)(7)    (10,145)       (843)      (2,348)
      Other income (expense)...............        (853)      (57)          --          --           (910)     (6,721)      (6,721)
                                             ----------  --------   ----------  -----------    ----------   ---------   ----------
      Income (loss) before income taxes....       3,132      (140)       3,276      (7,953)        (1,685)     (6,666)      (7,854)
      Income taxes (benefit)...............        (482)       --        1,673         126(8)       1,317       2,255        2,385
                                             ----------  --------   ----------  -----------    ----------   ---------   ----------
      Net income (loss)....................  $    3,614      (140)       1,603      (8,079)        (3,002)     (4,411)      (5,469)
                                             ==========  ========   ==========  ===========    ==========   =========   ==========

Notes to Unaudited Pro Forma Statement of Operations Data

(1) Represents the results of operations of the Company for the year ended May 31, 1998, and the results of operations of Balo and ESC from the effective dates of their respective acquisitions.

(2) Represents the results of operations for ESC from June 1, 1997, through the effective date of its acquisition (March 1, 1998), including incremental amortization of cost in excess of net book value of acquired subsidiaries arising from the acquisition of ESC of $181,000, net of amortization previously recorded which was eliminated. Cost in excess of net book value of acquired subsidiaries is being amortized over 15 years.

(3) Represents the results of operations for Aeromet for the year ended May 31, 1998.

(4) Presents the statement of operations data of the Company as if the acquisition of Aeromet and ESC and related financing transactions had occurred on June 1, 1997.

(5) Represents depreciation on fair value adjustment to property, plant and equipment upon the Aeromet Acquisition. The $9.0 million fair value adjustment is being amortized over 10 years.

(6) Represents the incremental amortization of cost in excess of net book value of acquired subsidiaries arising from the acquisition of Aeromet of $1.1 million, net of amortization previously recorded by Aeromet of $2.1 million, which has been eliminated. Cost in excess of net book value of acquired subsidiaries is being amortized over 40 years for Aeromet. Also represents the elimination of $474,000 of management fees paid to Aeromet's previous parent.

(7) Represents incremental interest expected to be incurred from indebtedness in connection with the acquisition of Aeromet ($75.0 million). Interest expense was calculated at the annual rate of 11.25%, representing the rate on the indebtedness expected to be incurred in the acquisition. Interest expense on debt not assumed in the Aeromet Acquisition ($479,000) has been eliminated. Deferred financing costs ($4.0 million) are amortized over 7 years.

(8) Tax provision to reflect the Company's estimated taxes on certain pro forma adjustments.

(9) Adds Aeromet's results of operations for June and July 1998 to the Company's August 31, 1998 historical data.

     No person is authorized to give any information or to make any representation regarding this Offering other than those contained in this Prospectus. Any further information or representation has not been authorized by Pacific Aerospace. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Shares:

     o in any jurisdiction in which such offer to sell or solicitation is not unauthorized;

     o in any jurisdiction in which the person making such offer or solicitation is not qualified to do so; or

     o to any person to whom it is unlawful to make such offer or solicitation.

The delivery of this Prospectus and any sale under this Prospectus shall not create any implication that the affairs of the Company are unchanged, or that the information contained in this Prospectus is correct, at any time after the date of this Prospectus.


                               [GRAPHIC OMITTED]



                               PACIFIC AEROSPACE &
                                ELECTRONICS, INC.


                                3,236,109 SHARES

                                       OF

                                  COMMON STOCK



                            ------------------------
                                   PROSPECTUS
                            ------------------------






                                December 23, 1998

                                       60